FILE NO. 333-136781
                                                                    CIK #1350784


                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549-1004


                                 Amendment No. 1
                                       to
                             Registration Statement
                                       on
                                    Form S-6

     For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.


     A.   Exact Name of Trust: VAN KAMPEN UNIT TRUSTS, SERIES 603

     B.   Name of Depositor: VAN KAMPEN FUNDS INC.

     C.   Complete address of Depositor's principal executive offices:

                           1221 Avenue of the Americas
                            New York, New York 10020

     D.   Name and complete address of agents for service:

          Mark J. Kneedy                 Amy R. Doberman
          Chapman and Cutler LLP         Managing Director
          111 West Monroe Street         Van Kampen Investments Inc.
          Chicago, Illinois  60603       1221 Avenue of the Americas, 22nd Floor
                                         New York, New York  10020

     E. Title of securities being registered: units of undivided fractional beneficial interest.

     F.   Approximate date of proposed sale to the public:


  AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT

  / X / Check box if it is proposed that this filing will become effective at 2:00 p.m. on September 12, 2006 pursuant to Rule 487.


ENHANCED SECTOR STRATEGY, BASIC
  MATERIALS PORTFOLIO 2006-3

ENHANCED SECTOR STRATEGY, CONSUMER
  GOODS PORTFOLIO 2006-3

ENHANCED SECTOR STRATEGY, CONSUMER
  SERVICES PORTFOLIO 2006-3

ENHANCED SECTOR STRATEGY, ENERGY
  PORTFOLIO 2006-3

ENHANCED SECTOR STRATEGY, FINANCIALS
  PORTFOLIO 2006-3

ENHANCED SECTOR STRATEGY, HEALTH CARE
  PORTFOLIO 2006-3

ENHANCED SECTOR STRATEGY, INDUSTRIALS
  PORTFOLIO 2006-3

ENHANCED SECTOR STRATEGY, TECHNOLOGY
  PORTFOLIO 2006-3

ENHANCED SECTOR STRATEGY,
  TELECOMMUNICATIONS PORTFOLIO 2006-3

ENHANCED SECTOR STRATEGY, UTILITIES
  PORTFOLIO 2006-3

THE DOW JONES TOTAL MARKET PORTFOLIO,
  ENHANCED INDEX STRATEGY 2006-3


(VAN KAMPEN UNIT TRUSTS, SERIES 603)


--------------------------------------------------------------------------------


   The unit investment trusts named above (the "Portfolios") each invest in a portfolio of stocks. Of course, we cannot guarantee that a Portfolio will achieve its objective.



                               SEPTEMBER 12, 2006


       YOU SHOULD READ THIS PROSPECTUS AND RETAIN IT FOR FUTURE REFERENCE.

--------------------------------------------------------------------------------

 The Securities and Exchange Commission has not approved or disapproved of the Units or passed upon the adequacy or accuracy of this prospectus. Any contrary representation is a criminal offense.


      Van Kampen
      Investments
         Shine


ENHANCED SECTOR STRATEGY, BASIC MATERIALS PORTFOLIO

   INVESTMENT OBJECTIVE. The Portfolio seeks above-average capital appreciation.

   PRINCIPAL INVESTMENT STRATEGY. The Portfolio seeks to achieve its objective by using an enhanced index strategy to select a portfolio of 20 stocks from the Dow Jones U.S. Basic Materials Index, a sector index within the Dow Jones U.S. Total Market Index. Beginning with the stocks in the Dow Jones U.S. Total Market Index, the strategy excludes the bottom 1% of stocks based on market capitalization. The strategy then ranks each remaining company in the Dow Jones U.S. Basic Materials Index from highest to lowest based on the following strategy screens:

    o   Dividend Yield,

    o   Operating Margin,

    o   Price/Book Value Ratio,

    o   Price/Free Cash Flow Ratio,

    o   Price/Sales Ratio, and

    o   Price/Sales to Five-Year Average.


   Please refer to the "Glossary of Strategy Screens" for definitions of these screens. The strategy assigns each company a rank score for each of these categories with the lowest score being 1 and the highest score being the total number of stocks in the Dow Jones U.S. Basic Materials Index. The strategy ranks the remaining stocks by total score and selects the top 20 stocks. If two stocks are assigned the same total score, the stock with the higher score for Price/Book Value Ratio is ranked higher. When the Portfolio terminates, you can elect to follow the strategy by redeeming your Units and reinvesting the proceeds in a new portfolio, if available. The Portfolio was selected as of the close of August 31, 2006.


   The Dow Jones U.S. Basic Materials Index measures the performance of the basic materials sector of the U.S. Equity market. The index includes companies in the following sectors: chemicals, forestry and paper, industrial metals and mining.

   The Portfolio is designed as part of a long-term investment strategy. You may achieve more consistent overall results by following the strategy over several years. For more information see "Special Redemption and Rollover".


   PRINCIPAL RISKS. As with all investments, you can lose money by investing in this Portfolio. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

    o SECURITY PRICES WILL FLUCTUATE. The value of your investment may fall over time.

    o AN ISSUER MAY BE UNWILLING OR UNABLE TO DECLARE DIVIDENDS IN THE FUTURE, OR MAY REDUCE THE LEVEL OF DIVIDENDS DECLARED. This may result in a reduction in the value of your Units.

    o THE FINANCIAL CONDITION OF AN ISSUER MAY WORSEN OR ITS CREDIT RATINGS MAY DROP, RESULTING IN A REDUCTION IN THE VALUE OF YOUR UNITS. This may occur at any point in time, including during the initial offering period.

    o THE PORTFOLIO'S PERFORMANCE MIGHT NOT SUFFICIENTLY CORRESPOND TO PUBLISHED HYPOTHETICAL PERFORMANCE OF THE PORTFOLIO'S INVESTMENT STRATEGY. This can happen for reasons such as an inability to exactly replicate the weightings of stocks in the strategy or be fully invested, timing of the Portfolio offering or timing of your investment, and Portfolio expenses.

    o THE PORTFOLIO INVESTS IN STOCKS OF SMALL COMPANIES. These stocks are often more volatile and have lower trading volumes than stocks of larger companies. Small companies may have limited products or financial resources, management inexperience and less publicly available information.

    o THE PORTFOLIO IS CONCENTRATED IN SECURITIES ISSUED BY COMPANIES IN THE BASIC MATERIALS SECTOR. Negative developments in this sector will affect the value of your investment more than would be the case in a more diversified investment.

    o WE DO NOT ACTIVELY MANAGE THE PORTFOLIO. Except in limited circumstances, the Portfolio will hold, and continue to buy, shares of the same securities even if their market value declines.


                                    FEE TABLE

     The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 Public Offering Price per Unit. Actual expenses may vary.


                                         AS A % OF
                                          PUBLIC    AMOUNT
                                         OFFERING   PER 100
SALES CHARGE                              PRICE      UNITS
                                         --------- ---------
Initial sales charge                        1.000%   $10.000
Deferred sales charge                       1.450     14.500
Creation and development fee                0.500      5.000
                                           ------    -------
Maximum sales charge                        2.950%   $29.500
                                           ======    =======
Maximum sales charge on
  reinvested dividends                      0.000    $ 0.000
                                           ======    =======


                                          AS A %     AMOUNT
                                          OF NET    PER 100
                                          ASSETS     UNITS
                                         --------- ---------
ORGANIZATION COSTS                          0.518%    $5.000
                                           ======    =======

ANNUAL EXPENSES
Trustee's fee and operating expenses        0.428%    $4.132
Supervisory, bookkeeping
  and administrative fees                   0.041      0.400
                                           ------    -------
Total                                       0.469%    $4.532
                                           ======    =======


                                     EXAMPLE


     This example helps you compare the cost of the Portfolio with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Portfolio's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in the Portfolio. This example assumes that you continue to follow the Portfolio strategy and roll your investment, including all distributions, into a new trust each year subject to a reduced rollover sales charge of 1.95%.



     1 year                             $     393
     3 years                                  989
     5 years                                1,609
     10 years                               3,265



     The maximum sales charge is 2.95% of the Public Offering Price per Unit. The initial sales charge is the difference between the total sales charge (maximum of 2.95% of the Public Offering Price) and the sum of the remaining deferred sales charge and the total creation and development fee. The deferred sales charge is fixed at $0.145 per Unit and accrues daily from January 10, 2007 through June 9, 2007. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full. The combination of the initial and deferred sales charges comprises the "transactional sales charge". The creation and development fee is fixed at $0.05 per Unit and is paid at the earlier of the end of the initial offering period (anticipated to be three months) or six months following the Initial Date of Deposit.





                              ESSENTIAL INFORMATION



  UNIT PRICE AT INITIAL DATE OF DEPOSIT          $10.0000


  INITIAL DATE OF DEPOSIT              September 12, 2006

  MANDATORY TERMINATION DATE            December 12, 2007

  ESTIMATED NET ANNUAL INCOME*          $0.17266 per Unit


  ESTIMATED INITIAL DISTRIBUTION*          $0.05 per Unit


  RECORD DATES               10th day of January 2007 and
                                 of each month thereafter



  DISTRIBUTION DATES         25th day of January 2007 and
                                 of each month thereafter



    * As of close of business day prior to Initial Date of Deposit. See "Rights of Unitholders -- Estimated Distributions."


HYPOTHETICAL STRATEGY PERFORMANCE

   The table below compares the hypothetical total return of stocks selected using the Portfolio's investment strategy (the "Strategy Stocks") with the stocks in the Dow Jones U.S. Basic Materials Index (the "Basic Materials Index"). Total return includes any dividends paid on the stocks together with any increase or decrease in the value of the stocks. The table illustrates a hypothetical investment in the Strategy Stocks at the beginning of each year -- similar to buying Units of the Portfolio, redeeming them after one year and reinvesting the proceeds in a new portfolio each year.



   These hypothetical returns are not actual past performance of the Portfolio or prior series but do reflect the sales charge or expenses you will pay. Of course, these hypothetical returns are not guarantees of future results and the value of your Units will fluctuate. You should note that the returns shown below are annual returns based on a calendar year investment. The performance of the Portfolio may differ because the Portfolio has a 15 month life that is not based on a calendar year investment cycle. For more information about the total return calculations, see "Notes to Hypothetical Performance Tables".





                            HYPOTHETICAL TOTAL RETURN
--------------------------------------------------------------------------------


                                               BASIC                                                           BASIC
                                             MATERIALS                                                       MATERIALS
  YEAR            STRATEGY STOCKS              INDEX              YEAR                STRATEGY STOCKS          INDEX
  --------------------------------------------------              --------------------------------------------------
  1993                14.55%                  13.05%              2000                  (16.29)%              (15.66)%
  1994                18.41                    5.51               2001                   11.28                  1.63
  1995                 9.65                   18.15               2002                  (10.36)                (8.32)
  1996                 9.27                   12.60               2003                   76.88                 35.68
  1997                15.50                   11.57               2004                   33.42                 13.05
  1998               (17.19)                  (8.27)              2005                  (10.13)                 4.96
  1999                14.15                   27.10               Through 8/31/06         7.93                  6.53



See "Notes to Hypothetical Performance Tables".


ENHANCED SECTOR STRATEGY, BASIC MATERIALS PORTFOLIO 2006-3
PORTFOLIO
--------------------------------------------------------------------------------------------------------------
                                                                                CURRENT             COST OF
NUMBER                                                     MARKET VALUE         DIVIDEND            SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                        PER SHARE (2)        YIELD (3)           PORTFOLIO (2)
    ----------   -----------------------------------       ---------------      -----------         -------------
        326     A. Schulman, Inc.                          $      22.6500             2.56%         $   7,383.90
        340     Bowater Incorporated                              22.1700             3.61              7,537.80
        890     Chemtura Corporation                               8.4800             2.36              7,547.20
        216     Cleveland-Cliffs, Inc.                            34.8600             1.43              7,529.76
        145     Cytec Industries, Inc.                            51.7600             0.77              7,505.20
        203     Dow Chemical Company                              36.8900             4.07              7,488.67
        146     Eastman Chemical Company                          51.4900             3.42              7,517.54
        433     Ferro Corporation                                 17.4000             3.33              7,534.20
        284     Georgia Gulf Corporation                          26.3200             1.22              7,474.88
        359     Headwaters Incorporated                           20.6800             0.00              7,424.12
        171     Lubrizol Corporation                              43.6100             2.38              7,457.31
        314     Lyondell Chemical Company                         23.7700             3.79              7,463.78
        115     PPG Industries                                    64.7500             2.97              7,446.25
        391     RPM International, Inc.                           19.0500             3.36              7,448.55
        377     Ryerson, Inc.                                     19.6200             1.02              7,396.74
        376     Sensient Technologies Corporation                 19.7300             3.04              7,418.48
        464     Tredegar Corporation                              16.4300             0.97              7,623.52
        129     United States Steel Corporation                   57.0400             1.05              7,358.16
        792     USEC, Inc.                                         9.3100             0.00              7,373.52
        411     Worthington Industries, Inc.                      18.0400             3.77              7,414.44
----------                                                                                          -------------
     6,882                                                                                          $  149,344.02
==========                                                                                          =============


See "Notes to Portfolios".

ENHANCED SECTOR STRATEGY, CONSUMER GOODS PORTFOLIO

   INVESTMENT OBJECTIVE. The Portfolio seeks above-average capital appreciation.

   PRINCIPAL INVESTMENT STRATEGY. The Portfolio seeks to achieve its objective by using an enhanced index strategy to select a portfolio of 20 stocks from the Dow Jones U.S. Consumer Goods Index, a sector index within the Dow Jones U.S. Total Market Index. Beginning with the stocks in the Dow Jones U.S. Total Market Index, the strategy excludes the bottom 1% of stocks based on market capitalization. The strategy then ranks each remaining company in the Dow Jones U.S. Consumer Goods Index from highest to lowest based on the following strategy screens:

    o   Dividend Yield to Five-Year Median,

    o   Long-Term Expected Profit Growth,

    o   One-Year Earnings Growth,

    o   Operating Income Change Last Quarter,

    o   Price/Cash Flow Ratio, and

    o   Total Return for the Past Six Months.


   Please refer to the "Glossary of Strategy Screens" for definitions of these screens. The strategy assigns each company a rank score for each of these categories with the lowest score being 1 and the highest score being the total number of stocks in the Dow Jones U.S. Consumer Goods Index. The strategy ranks the remaining stocks by total score and selects the top 20 stocks. If two stocks are assigned the same total score, the stock with the higher score for Long-Term Expected Profit Growth is ranked higher. When the Portfolio terminates, you can elect to follow the strategy by redeeming your Units and reinvesting the proceeds in a new portfolio, if available. The Portfolio was selected as of the close of August 31, 2006.


   The Dow Jones U.S. Consumer Goods Index measures the performance of the consumer goods sector of the U.S. Equity market. The index includes companies in the following sectors: automobiles and parts, beverages, food producers, household goods, leisure goods, personal goods and tobacco.
   The Portfolio is designed as part of a long-term investment strategy. You may achieve more consistent overall results by following the strategy over several years. For more information see "Special Redemption and Rollover".

   PRINCIPAL RISKS. As with all investments, you can lose money by investing in this Portfolio. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

    o SECURITY PRICES WILL FLUCTUATE. The value of your investment may fall over time.

    o AN ISSUER MAY BE UNWILLING OR UNABLE TO DECLARE DIVIDENDS IN THE FUTURE, OR MAY REDUCE THE LEVEL OF DIVIDENDS DECLARED. This may result in a reduction in the value of your Units.

    o THE FINANCIAL CONDITION OF AN ISSUER MAY WORSEN OR ITS CREDIT RATINGS MAY DROP, RESULTING IN A REDUCTION IN THE VALUE OF YOUR UNITS. This may occur at any point in time, including during the initial offering period.

    o THE PORTFOLIO'S PERFORMANCE MIGHT NOT SUFFICIENTLY CORRESPOND TO PUBLISHED HYPOTHETICAL PERFORMANCE OF THE PORTFOLIO'S INVESTMENT STRATEGY. This can happen for reasons such as an inability to exactly replicate the weightings of stocks in the strategy or be fully invested, timing of the Portfolio offering or timing of your investment, and Portfolio expenses.

    o THE PORTFOLIO INVESTS IN STOCKS OF SMALL COMPANIES. These stocks are often more volatile and have lower trading volumes than stocks of larger companies. Small companies may have limited products or financial resources, management inexperience and less publicly available information.

    o THE PORTFOLIO IS CONCENTRATED IN SECURITIES ISSUED BY COMPANIES IN THE CONSUMER PRODUCT AND RETAIL SECTOR. Negative developments in this sector will affect the value of your investment more than would be the case in a more diversified investment.

    o WE DO NOT ACTIVELY MANAGE THE PORTFOLIO. Except in limited circumstances, the Portfolio will hold, and continue to buy, shares of the same securities even if their market value declines.



                                    FEE TABLE

     The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 Public Offering Price per Unit. Actual expenses may vary.


                                          AS A % OF
                                           PUBLIC    AMOUNT
                                          OFFERING   PER 100
SALES CHARGE                                PRICE      UNITS
                                           --------- ---------
Initial sales charge                        1.000%   $10.000
Deferred sales charge                       1.450     14.500
Creation and development fee                0.500      5.000
                                           ------     ------
Maximum sales charge                        2.950%   $29.500
                                           ======     ======
Maximum sales charge on
  reinvested dividends                      0.000    $ 0.000
                                           ======     ======


                                           AS A %     AMOUNT
                                           OF NET    PER 100
                                           ASSETS     UNITS
                                         --------- ---------
ORGANIZATION COSTS                          0.518%    $5.000
                                           ======     ======
ANNUAL EXPENSES
Trustee's fee and operating expenses        0.627%    $6.052
Supervisory, bookkeeping
  and administrative fees                   0.041      0.400
                                           ------     ------
Total                                       0.668%    $6.452
                                           ======     ======


                                     EXAMPLE


     This example helps you compare the cost of the Portfolio with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Portfolio's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in the Portfolio. This example assumes that you continue to follow the Portfolio strategy and roll your investment, including all distributions, into a new trust each year subject to a reduced rollover sales charge of 1.95%.



     1 year                             $     412
     3 years                                1,047
     5 years                                1,703
     10 years                               3,444



     The maximum sales charge is 2.95% of the Public Offering Price per Unit. The initial sales charge is the difference between the total sales charge (maximum of 2.95% of the Public Offering Price) and the sum of the remaining deferred sales charge and the total creation and development fee. The deferred sales charge is fixed at $0.145 per Unit and accrues daily from January 10, 2007 through June 9, 2007. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full. The combination of the initial and deferred sales charges comprises the "transactional sales charge". The creation and development fee is fixed at $0.05 per Unit and is paid at the earlier of the end of the initial offering period (anticipated to be three months) or six months following the Initial Date of Deposit.





                              ESSENTIAL INFORMATION



  UNIT PRICE AT INITIAL DATE OF DEPOSIT          $10.0000


  INITIAL DATE OF DEPOSIT              September 12, 2006



  MANDATORY TERMINATION DATE            December 12, 2007



  ESTIMATED NET ANNUAL INCOME*          $0.06017 per Unit

  ESTIMATED INITIAL DISTRIBUTION*          $0.02 per Unit

  RECORD DATES               10th day of January 2007 and
                                 of each month thereafter

  Distribution Dates         25th day of January 2007 and
                                 of each month thereafter



    * As of close of business day prior to Initial Date of Deposit. See "Rights of Unitholders -- Estimated Distributions."


HYPOTHETICAL STRATEGY PERFORMANCE

   The table below compares the hypothetical total return of stocks selected using the Portfolio's investment strategy (the "Strategy Stocks") with the stocks in the Dow Jones U.S. Consumer Goods Index (the "Consumer Goods Index"). Total return includes any dividends paid on the stocks together with any increase or decrease in the value of the stocks. The table illustrates a hypothetical investment in the Strategy Stocks at the beginning of each year -- similar to buying Units of the Portfolio, redeeming them after one year and reinvesting the proceeds in a new portfolio each year.

   These hypothetical returns are not actual past performance of the Portfolio or prior series but do reflect the sales charge or expenses you will pay. Of course, these hypothetical returns are not guarantees of future results and the value of your Units will fluctuate. You should note that the returns shown below are annual returns based on a calendar year investment. The performance of the Portfolio may differ because the Portfolio has a 15 month life that is not based on a calendar year investment cycle. For more information about the total return calculations, see "Notes to Hypothetical Performance Tables".








                            HYPOTHETICAL TOTAL RETURN
--------------------------------------------------------------------------------


                                             CONSUMER                                                        CONSUMER
                                               GOODS                                                           GOODS
  YEAR            STRATEGY STOCKS              INDEX              YEAR                STRATEGY STOCKS          INDEX
  --------------------------------------------------              --------------------------------------------------
  1993                20.87%                   6.16%              2000                   19.06%                 4.49%
  1994               (15.64)                   0.49               2001                   25.05                 (1.10)
  1995                17.16                   31.84               2002                   (1.45)                (4.74)
  1996                25.92                   23.95               2003                   45.66                 24.30
  1997                37.69                   28.82               2004                   21.15                 13.02
  1998                12.49                   10.80               2005                   10.74                  2.04
  1999               (13.93)                 (10.22)              Through 8/31/06       (15.36)                 7.30


See "Notes to Hypothetical Performance Tables".


 ENHANCED SECTOR STRATEGY, CONSUMER GOODS PORTFOLIO 2006-3
 PORTFOLIO
------------------------------------------------------------------------------------------------------------
                                                                                CURRENT             COST OF
NUMBER                                                     MARKET VALUE         DIVIDEND            SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                        PER SHARE (2)        YIELD (3)           PORTFOLIO (2)
    ----------   -----------------------------------       ---------------      -----------         -------------
       194      Archer-Daniels-Midland Corporation         $      38.3300             1.04%         $   7,436.02
       203      Beazer Homes USA, Inc.                            37.3000             1.07              7,571.90
+      178      Garmin Ltd.                                       42.1800             1.19              7,508.04
       125      Harley-Davidson, Inc.                             59.7400             1.41              7,467.50
       266      Herman Miller, Inc.                               28.5400             1.12              7,591.64
       108      Johnson Controls, Inc.                            68.8400             1.63              7,434.72
       185      KB HOME                                           41.1100             2.43              7,605.35
       175      Lennar Corporation- CL A                          43.1100             1.48              7,544.25
       139      Nutri/System, Inc.                                57.2700             0.00              7,960.53
       218      Pepsi Bottling Group, Inc.                        34.0500             1.29              7,422.90
       190      Phillips-Van Heusen Corporation                   39.7600             0.38              7,554.40
       121      Polo Ralph Lauren Corporation                     62.3800             0.32              7,547.98
       184      Ryland Group, Inc.                                40.8900             1.17              7,523.76
       511      Steelcase, Inc.- CL A                             14.5800             2.74              7,450.38
       538      Stride Rite Corporation                           13.9800             1.72              7,521.24
       181      Thor Industries, Inc.                             41.5900             0.67              7,527.79
       104      VF Corporation                                    72.7700             3.02              7,568.08
       815      Visteon Corporation                                9.0700             0.00              7,392.05
        91      Whirlpool Corporation                             84.4700             2.04              7,686.77
       289      Wolverine World Wide, Inc.                        26.0400             1.15              7,525.56
----------                                                                                          -------------
      4,815                                                                                         $  150,840.86
==========                                                                                          =============


See "Notes to Portfolios".

ENHANCED SECTOR STRATEGY, CONSUMER SERVICES PORTFOLIO

   INVESTMENT OBJECTIVE. The Portfolio seeks above-average capital appreciation. Principal Investment Strategy. The Portfolio seeks to achieve its objective by using an enhanced index strategy to select a portfolio of 20 stocks from the Dow Jones U.S. Consumer Services Index, a sector index within the Dow Jones U.S. Total Market Index. Beginning with the stocks in the Dow Jones U.S. Total Market Index, the strategy excludes the bottom 1% of stocks based on market capitalization. The strategy then ranks each remaining company in the Dow Jones U.S. Consumer Services Index from highest to lowest based on the following strategy screens:

    o   Cash Flow to Net Income,

    o   EPS Change Last Quarter,

    o   Long-Term Expected Profit Growth,

    o   Price/Earnings Ratio,

    o   Price/Sales to Five-Year Average, and

    o   Total Return for the Past Six Months.


   Please refer to the "Glossary of Strategy Screens" for definitions of these screens. The strategy assigns each company a rank score for each of these categories with the lowest score being 1 and the highest score being the total number of stocks in the Dow Jones U.S. Consumer Services Index. The strategy ranks the remaining stocks by total score and selects the top 20 stocks. If two stocks are assigned the same total score, the stock with the higher score for Long-Term Expected Profit Growth is ranked higher. When the Portfolio terminates, you can elect to follow the strategy by redeeming your Units and reinvesting the proceeds in a new portfolio, if available. The Portfolio was selected as of the close of August 31, 2006.


   The Dow Jones U.S. Consumer Services Index measures the performance of the consumer services sector of the U.S. Equity market. The index includes companies in the following sectors: food and drug retailers, general retailers, media and travel and leisure.

   The Portfolio is designed as part of a long-term investment strategy. You may achieve more consistent overall results by following the strategy over several years. For more information see "Special Redemption and Rollover".


   PRINCIPAL RISKS. As with all investments, you can lose money by investing in this Portfolio. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

    o SECURITY PRICES WILL FLUCTUATE. The value of your investment may fall over time.

    o AN ISSUER MAY BE UNWILLING OR UNABLE TO DECLARE DIVIDENDS IN THE FUTURE, OR MAY REDUCE THE LEVEL OF DIVIDENDS DECLARED. This may result in a reduction in the value of your Units.

    o THE FINANCIAL CONDITION OF AN ISSUER MAY WORSEN OR ITS CREDIT RATINGS MAY DROP, RESULTING IN A REDUCTION IN THE VALUE OF YOUR UNITS. This may occur at any point in time, including during the initial offering period.

    o THE PORTFOLIO'S PERFORMANCE MIGHT NOT SUFFICIENTLY CORRESPOND TO PUBLISHED HYPOTHETICAL PERFORMANCE OF THE PORTFOLIO'S INVESTMENT STRATEGY. This can happen for reasons such as an inability to exactly replicate the weightings of stocks in the strategy or be fully invested, timing of the Portfolio offering or timing of your investment, and Portfolio expenses.

    o THE PORTFOLIO INVESTS IN STOCKS OF SMALL COMPANIES. These stocks are often more volatile and have lower trading volumes than stocks of larger companies. Small companies may have limited products or financial resources, management inexperience and less publicly available information.

    o THE PORTFOLIO IS CONCENTRATED IN SECURITIES ISSUED BY COMPANIES IN THE CONSUMER SERVICES SECTOR. Negative developments in this sector will affect the value of your investment more than would be the case in a more diversified investment.

    o WE DO NOT ACTIVELY MANAGE THE PORTFOLIO. Except in limited circumstances, the Portfolio will hold, and continue to buy, shares of the same securities even if their market value declines.



                                    FEE TABLE

     The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 Public Offering Price per Unit. Actual expenses may vary.


                                        AS A % OF
                                          PUBLIC    AMOUNT
                                         OFFERING   PER 100
SALES CHARGE                               PRICE      UNITS
                                         --------- ---------
Initial sales charge                        1.000%   $10.000
Deferred sales charge                       1.450     14.500
Creation and development fee                0.500      5.000
                                           ------     ------
Maximum sales charge                        2.950%   $29.500
                                           ======     ======
Maximum sales charge on
  reinvested dividends                      0.000    $ 0.000
                                           ======     ======


                                         AS A %     AMOUNT
                                          OF NET    PER 100
                                          ASSETS     UNITS
                                         --------- ---------
ESTIMATED ORGANIZATION COSTS                0.518%    $5.000
                                           ======     ======

ESTIMATED ANNUAL EXPENSES
Trustee's fee and operating expenses        0.627%    $6.052
Supervisory, bookkeeping
  and administrative fees                   0.041      0.400
                                           ------     ------
Estimated annual expenses                   0.668%    $6.452
                                           ======     ======


                                     EXAMPLE


     This example helps you compare the cost of the Portfolio with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Portfolio's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in the Portfolio. This example assumes that you continue to follow the Portfolio strategy and roll your investment, including all distributions, into a new trust each year subject to a reduced rollover sales charge of 1.95%.



     1 year                             $     412
     3 years                                1,047
     5 years                                1,703
     10 years                               3,444



     The maximum sales charge is 2.95% of the Public Offering Price per Unit. The initial sales charge is the difference between the total sales charge (maximum of 2.95% of the Public Offering Price) and the sum of the remaining deferred sales charge and the total creation and development fee. The deferred sales charge is fixed at $0.145 per Unit and accrues daily from January 10, 2007 through June 9, 2007. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full. The combination of the initial and deferred sales charges comprises the "transactional sales charge". The creation and development fee is fixed at $0.05 per Unit and is paid at the earlier of the end of the initial offering period (anticipated to be three months) or six months following the Initial Date of Deposit.





                              ESSENTIAL INFORMATION



  UNIT PRICE AT INITIAL DATE OF DEPOSIT          $10.0000


  INITIAL DATE OF DEPOSIT              September 12, 2006

  MANDATORY TERMINATION DATE            December 12, 2007

                        Estimated Net Annual Income* N/A

  RECORD DATES               10th day of January 2007 and
                                 of each month thereafter

  DISTRIBUTION DATES         25th day of January 2007 and
                                 of each month thereafter



    * As of close of business day prior to Initial Date of Deposit. See "Rights of Unitholders -- Estimated Distributions."


HYPOTHETICAL STRATEGY PERFORMANCE

   The table below compares the hypothetical total return of stocks selected using the Portfolio's investment strategy (the "Strategy Stocks") with the stocks in the Dow Jones U.S. Consumer Services Index (the "Consumer Services Index"). Total return includes any dividends paid on the stocks together with any increase or decrease in the value of the stocks. The table illustrates a hypothetical investment in the Strategy Stocks at the beginning of each year -- similar to buying Units of the Portfolio, redeeming them after one year and reinvesting the proceeds in a new portfolio each year.

   These hypothetical returns are not actual past performance of the Portfolio or prior series but do reflect the sales charge or expenses you will pay. Of course, these hypothetical returns are not guarantees of future results and the value of your Units will fluctuate. You should note that the returns shown below are annual returns based on a calendar year investment. The performance of the Portfolio may differ because the Portfolio has a 15 month life that is not based on a calendar year investment cycle. For more information about the total return calculations, see "Notes to Hypothetical Performance Tables".




                            HYPOTHETICAL TOTAL RETURN
--------------------------------------------------------------------------------


                                             CONSUMER                                                        CONSUMER
                                             SERVICES                                                        SERVICES
  YEAR            STRATEGY STOCKS              INDEX              YEAR                STRATEGY STOCKS          INDEX
  --------------------------------------------------              --------------------------------------------------
  1993                19.09%                  11.32%              2000                   12.94%               (26.50)%
  1994                (1.56)                  (8.32)              2001                   18.88                  2.65
  1995                26.56                   21.65               2002                   (0.19)               (25.10)
  1996                35.13                   13.25               2003                   51.48                 32.64
  1997                43.16                   40.58               2004                   17.32                 10.27
  1998                34.64                   47.29               2005                   21.93                 (1.93)
  1999                65.31                   30.10               Through 8/31/06        (8.13)                 0.44



See "Notes to Hypothetical Performance Tables".


ENHANCED SECTOR STRATEGY, CONSUMER SERVICES PORTFOLIO 2006-3
PORTFOLIO
--------------------------------------------------------------------------------------------------------------
                                                                                CURRENT             COST OF
NUMBER                                                     MARKET VALUE         DIVIDEND            SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                        PER SHARE (2)        YIELD (3)           PORTFOLIO (2)
    ----------   -----------------------------------       ---------------      -----------         -------------
       116      Abercrombie & Fitch Company - CL A         $      64.9000             1.08%         $   7,528.40
       208      Alaska Air Group, Inc.                            36.3100             0.00              7,552.48
       261      Bob Evans Farms, Inc.                             29.2900             1.91              7,644.69
       134      Children's Place Retail Stores, Inc.              55.0000             0.00              7,370.00
       216      Comcast Corporation - CL A                        34.7200             0.00              7,499.52
       347      DeVry, Inc.                                       21.8200             0.00              7,571.54
       382      Directv Group, Inc.                               19.6100             0.00              7,491.02
       223      EchoStar Communications
                  Corporation - CL A                              33.6200             0.00              7,497.26
       277      Family Dollar Stores, Inc.                        27.6200             1.52              7,650.74
       560      Fred's, Inc.                                      13.4300             0.60              7,520.80
       152      Jack in the Box, Inc.                             49.4800             0.00              7,520.96
       114      Kohl's Corporation                                65.5200             0.00              7,469.28
        88      Liberty Media Holding Corporation  -
                  Capital Series A                                85.2800             0.00              7,504.64
       361      Netflix, Inc.                                     20.6200             0.00              7,443.82
       277      Rent-A-Center, Inc.                               27.0600             0.00              7,495.62
       281      Ruby Tuesday, Inc.                                27.2000             0.17              7,643.20
       313      SkyWest, Inc.                                     24.2800             0.49              7,599.64
       456      Southwest Airlines Company                        16.3200             0.11              7,441.92
       432      ValueClick, Inc.                                  17.4700             0.00              7,547.04
       271      WMS Industries, Inc.                              27.5500             0.00              7,466.05
----------                                                                                          -------------
     5,469                                                                                          $  150,458.62
==========                                                                                          =============


See "Notes to Portfolios".


ENHANCED SECTOR STRATEGY, ENERGY PORTFOLIO

   INVESTMENT OBJECTIVE. The Portfolio seeks above-average capital appreciation.

   PRINCIPAL INVESTMENT STRATEGY. The Portfolio seeks to achieve its objective by using an enhanced index strategy to select a portfolio of 20 stocks from the Dow Jones U.S. Oil & Gas Index, a sector index within the Dow Jones U.S. Total Market Index. Beginning with the stocks in the Dow Jones U.S. Total Market Index, the strategy excludes the bottom 1% of stocks based on market capitalization. The strategy then ranks each remaining company in the Dow Jones U.S. Oil & Gas Index from highest to lowest based on the following strategy screens:

    o   Enterprise Value to EBITDA,

    o   Five-Year Earnings Growth,

    o   Gross Margin Trend,

    o   Long-Term Expected Profit Growth,

    o   Price/Sales Value Ratio, and

    o   Price/Sales to Three-Year Average.


   Please refer to the "Glossary of Strategy Screens" for definitions of these screens. The strategy assigns each company a rank score for each of these categories with the lowest score being 1 and the highest score being the total number of stocks in the Dow Jones U.S. Oil & Gas Index. The strategy ranks the remaining stocks by total score and selects the top 20 stocks. If two stocks are assigned the same total score, the stock with the higher score for Long-Term Expected Profit Growth is ranked higher. When the Portfolio terminates, you can elect to follow the strategy by redeeming your Units and reinvesting the proceeds in a new portfolio, if available. The Portfolio was selected as of the close of August 31, 2006.


   The Dow Jones U.S. Oil & Gas Index measures the performance of the oil and gas sector of the U.S. Equity market. The index includes companies in the following sectors: oil and gas producers and oil equipment, services and distribution.

   The Portfolio is designed as part of a long-term investment strategy. You may achieve more consistent overall results by following the strategy over several years. For more information see "Special Redemption and Rollover".

   PRINCIPAL RISKS. As with all investments, you can lose money by investing in this Portfolio. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

    o SECURITY PRICES WILL FLUCTUATE. The value of your investment may fall over time.

    o AN ISSUER MAY BE UNWILLING OR UNABLE TO DECLARE DIVIDENDS IN THE FUTURE, OR MAY REDUCE THE LEVEL OF DIVIDENDS DECLARED. This may result in a reduction in the value of your Units.

    o THE FINANCIAL CONDITION OF AN ISSUER MAY WORSEN OR ITS CREDIT RATINGS MAY DROP, RESULTING IN A REDUCTION IN THE VALUE OF YOUR UNITS. This may occur at any point in time, including during the initial offering period.

    o THE PORTFOLIO'S PERFORMANCE MIGHT NOT SUFFICIENTLY CORRESPOND TO PUBLISHED HYPOTHETICAL PERFORMANCE OF THE PORTFOLIO'S INVESTMENT STRATEGY. This can happen for reasons such as an inability to exactly replicate the weightings of stocks in the strategy or be fully invested, timing of the Portfolio offering or timing of your investment, and Portfolio expenses.

    o THE PORTFOLIO IS CONCENTRATED IN SECURITIES ISSUED BY COMPANIES IN THE ENERGY SECTOR. Negative developments in this sector will affect the value of your investment more than would be the case in a more diversified investment.

    o WE DO NOT ACTIVELY MANAGE THE PORTFOLIO. Except in limited circumstances, the Portfolio will hold, and continue to buy, shares of the same securities even if their market value declines.



                                    FEE TABLE

     The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 Public Offering Price per Unit. Actual expenses may vary.


                                        AS A % OF
                                          PUBLIC    AMOUNT
                                         OFFERING   PER 100
SALES CHARGE                              PRICE      UNITS
                                        --------- ---------
Initial sales charge                        1.000%   $10.000
Deferred sales charge                       1.450     14.500
Creation and development fee                0.500      5.000
                                           ------     ------
Maximum sales charge                        2.950%   $29.500
                                           ======     ======
Maximum sales charge on
  reinvested dividends                      0.000    $ 0.000
                                           ======     ======


                                         AS A %     AMOUNT
                                          OF NET    PER 100
                                          ASSETS     UNITS
                                        --------- ---------
ORGANIZATION COSTS                          0.518%    $5.000
                                           ======     ======

ANNUAL EXPENSES
Trustee's fee and operating expenses        0.309%    $2.980
Supervisory, bookkeeping
  and administrative fees                   0.041      0.400
                                           ------     ------
Total                                       0.350%    $3.380
                                           ======     ======


                                     EXAMPLE


     This example helps you compare the cost of the Portfolio with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Portfolio's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in the Portfolio. This example assumes that you continue to follow the Portfolio strategy and roll your investment, including all distributions, into a new trust each year subject to a reduced rollover sales charge of 1.95%.



     1 year                             $     381
     3 years                                  955
     5 years                                1,552
     10 years                               3,155



     The maximum sales charge is 2.95% of the Public Offering Price per Unit. The initial sales charge is the difference between the total sales charge (maximum of 2.95% of the Public Offering Price) and the sum of the remaining deferred sales charge and the total creation and development fee. The deferred sales charge is fixed at $0.145 per Unit and accrues daily from January 10, 2007 through June 9, 2007. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full. The combination of the initial and deferred sales charges comprises the "transactional sales charge". The creation and development fee is fixed at $0.05 per Unit and is paid at the earlier of the end of the initial offering period (anticipated to be three months) or six months following the Initial Date of Deposit.





                              ESSENTIAL INFORMATION



  UNIT PRICE AT INITIAL DATE OF DEPOSIT          $10.0000


  INITIAL DATE OF DEPOSIT              September 12, 2006

  MANDATORY TERMINATION DATE            December 12, 2007

  ESTIMATED NET ANNUAL INCOME*                        N/A

  RECORD DATES               10th day of January 2007 and
                                 of each month thereafter

  DISTRIBUTION DATES         25th day of January 2007 and
                                 of each month thereafter



    * As of close of business day prior to Initial Date of Deposit. See "Rights of Unitholders -- Estimated Distributions."


HYPOTHETICAL STRATEGY PERFORMANCE

   The table below compares the hypothetical total return of stocks selected using the Portfolio's investment strategy (the "Strategy Stocks") with the stocks in the Dow Jones U.S. Oil & Gas Index (the "Oil & Gas Index"). Total return includes any dividends paid on the stocks together with any increase or decrease in the value of the stocks. The table illustrates a hypothetical investment in the Strategy Stocks at the beginning of each year -- similar to buying Units of the Portfolio, redeeming them after one year and reinvesting the proceeds in a new portfolio each year.

   These hypothetical returns are not actual past performance of the Portfolio or prior series but do reflect the sales charge or expenses you will pay. Of course, these hypothetical returns are not guarantees of future results and the value of your Units will fluctuate. You should note that the returns shown below are annual returns based on a calendar year investment. The performance of the Portfolio may differ because the Portfolio has a 15 month life that is not based on a calendar year investment cycle. For more information about the total return calculations, see "Notes to Hypothetical Performance Tables".






                            HYPOTHETICAL TOTAL RETURN
--------------------------------------------------------------------------------


                                             OIL & GAS                                                       OIL & GAS
  YEAR            STRATEGY STOCKS              INDEX              YEAR                STRATEGY STOCKS          INDEX
  --------------------------------------------------              --------------------------------------------------
  1993                29.78%                  13.69%              2000                   69.36%                26.56%
  1994                (0.84)                   1.51               2001                   (7.70)               (11.66)
  1995                30.53                   30.11               2002                    0.77                (13.52)
  1996                38.31                   28.25               2003                   15.81                 25.74
  1997                29.76                   22.48               2004                   46.13                 32.43
  1998               (43.37)                  (5.20)              2005                   51.33                 34.09
  1999                98.58                   20.17               Through 8/31/06        10.78                 14.09


See "Notes to Hypothetical Performance Tables".


ENHANCED SECTOR STRATEGY, ENERGY PORTFOLIO 2006-3
PORTFOLIO
--------------------------------------------------------------------------------------------------------------
                                                                                CURRENT             COST OF
NUMBER                                                     MARKET VALUE         DIVIDEND            SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                        PER SHARE (2)        YIELD (3)           PORTFOLIO (2)
    ----------   -----------------------------------       ---------------      -----------         -------------
       269      Berry Petroleum Company - CL A             $      27.4800             1.09%         $   7,392.12
       237      BJ Services Company                               31.3500             0.64              7,429.95
       103      Diamond Offshore Drilling, Inc.                   71.0100             0.70              7,314.03
       170      Ensco International Incorporated                  43.0000             0.23              7,310.00
     1,073      Grey Wolf, Inc.                                    6.9700             0.00              7,478.81
       248      Halliburton Company                               29.6500             1.01              7,353.20
       213      Helix Energy Solutions Group, Inc.                34.3800             0.00              7,322.94
       327      Helmerich & Payne, Inc.                           22.5700             0.80              7,380.39
       155      Lone Star Technologies, Inc.                      47.5000             0.00              7,362.50
       100      Marathon Oil Corporation                          74.8800             2.14              7,488.00
       240      Nabors Industries Ltd.                            30.2700             0.00              7,264.80
     1,128      Parker Drilling Company                            6.5700             0.00              7,410.96
       306      Patterson-UTI Energy, Inc.                        24.4300             1.31              7,475.58
       231      Rowan Companies, Inc.                             32.4000             0.00              7,484.40
        89      Seacor Holdings, Inc.                             82.8400             0.00              7,372.76
       116      Sunoco, Inc.                                      63.8700             1.57              7,408.92
       129      Tesoro Corporation                                58.1800             0.69              7,505.22
       172      Tidewater, Inc.                                   43.2500             1.39              7,439.00
       154      Unit Corporation                                  48.1500             0.00              7,415.10
       180      XTO Energy, Inc.                                  40.8600             0.73              7,354.80
----------                                                                                          -------------
      5,640                                                                                         $  147,963.48
==========                                                                                          =============


See "Notes to Portfolios".

ENHANCED SECTOR STRATEGY, FINANCIALS PORTFOLIO

   INVESTMENT OBJECTIVE. The Portfolio seeks above-average capital appreciation.

   PRINCIPAL INVESTMENT STRATEGY. The Portfolio seeks to achieve its objective by using an enhanced index strategy to select a portfolio of 20 stocks from the Dow Jones U.S. Financials Index, a sector index within the Dow Jones U.S. Total Market Index. Beginning with the stocks in the Dow Jones U.S. Total Market Index, the strategy excludes the bottom 1% of stocks based on market capitalization. The strategy then ranks each remaining company in the Dow Jones U.S. Financials Index from highest to lowest based on the following strategy screens:

    o   Earnings Predictability,

    o   Long-Term Expected Profit Growth,

    o   Price/Earnings Ratio,

    o   Price/Book Value Ratio,

    o   Price/Sales Ratio, and

    o   Tangible Book One-Year Change.


   Please refer to the "Glossary of Strategy Screens" for definitions of these screens. The strategy assigns each company a rank score for each of these categories with the lowest score being 1 and the highest score being the total number of stocks in the Dow Jones U.S. Financials Index. The strategy ranks the remaining stocks by total score and selects the top 20 stocks, provided that the stock of any affiliate of Van Kampen will be excluded and replaced with the stock with the next highest ranking. If two stocks are assigned the same total score, the stock with the higher score for Tangible Book One-Year Change is ranked higher. When the Portfolio terminates, you can elect to follow the strategy by redeeming your Units and reinvesting the proceeds in a new portfolio, if available. The Portfolio was selected as of the close of August 31, 2006.


   The Dow Jones U.S. Financials Index measures the performance of the financial sector of the U.S. Equity market. The index includes companies in the following sectors: banks, non-life insurance, life insurance, real estate and general finance.

   The Portfolio is designed as part of a long-term investment strategy. You may achieve more consistent overall results by following the strategy over several years. For more information see "Special Redemption and Rollover".

   PRINCIPAL RISKS. As with all investments, you can lose money by investing in this Portfolio. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

    o SECURITY PRICES WILL FLUCTUATE. The value of your investment may fall over time.

    o AN ISSUER MAY BE UNWILLING OR UNABLE TO DECLARE DIVIDENDS IN THE FUTURE, OR MAY REDUCE THE LEVEL OF DIVIDENDS DECLARED. This may result in a reduction in the value of your Units.

    o THE FINANCIAL CONDITION OF AN ISSUER MAY WORSEN OR ITS CREDIT RATINGS MAY DROP, RESULTING IN A REDUCTION IN THE VALUE OF YOUR UNITS. This may occur at any point in time, including during the initial offering period.

    o THE PORTFOLIO'S PERFORMANCE MIGHT NOT SUFFICIENTLY CORRESPOND TO PUBLISHED HYPOTHETICAL PERFORMANCE OF THE PORTFOLIO'S INVESTMENT STRATEGY. This can happen for reasons such as an inability to exactly replicate the weightings of stocks in the strategy or be fully invested, timing of the Portfolio offering or timing of your investment, and Portfolio expenses.

    o THE PORTFOLIO INVESTS IN STOCKS OF SMALL COMPANIES. These stocks are often more volatile and have lower trading volumes than stocks of larger companies. Small companies may have limited products or financial resources, management inexperience and less publicly available information.

    o THE PORTFOLIO IS CONCENTRATED IN SECURITIES ISSUED BY COMPANIES IN THE FINANCIAL SECTOR. Negative developments in this sector will affect the value of your investment more than would be the case in a more diversified investment.

    o WE DO NOT ACTIVELY MANAGE THE PORTFOLIO. Except in limited circumstances, the Portfolio will hold, and continue to buy, shares of the same securities even if their market value declines.


                                    FEE TABLE

     The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 Public Offering Price per Unit. Actual expenses may vary.


                                        AS A % OF
                                         PUBLIC    AMOUNT
                                        OFFERING   PER 100
SALES CHARGE                              PRICE      UNITS
                                        --------- ---------
Initial sales charge                        1.000%   $10.000
Deferred sales charge                       1.450     14.500
Creation and development fee                0.500      5.000
                                           ------     ------
Maximum sales charge                        2.950%   $29.500
                                           ======     ======
Maximum sales charge on
  reinvested dividends                      0.000    $ 0.000
                                           ======     ======


                                          AS A %     AMOUNT
                                          OF NET    PER 100
                                          ASSETS     UNITS
                                        --------- ---------
ORGANIZATION COSTS                          0.518%    $5.000
                                           ======     ======

ANNUAL EXPENSES
Trustee's fee and operating expenses        0.362%    $3.492
Supervisory, bookkeeping
  and administrative fees                   0.041      0.400
                                           ------     ------
Total                                       0.403%    $3.892
                                           ======     ======


                                     EXAMPLE


     This example helps you compare the cost of the Portfolio with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Portfolio's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in the Portfolio. This example assumes that you continue to follow the Portfolio strategy and roll your investment, including all distributions, into a new trust each year subject to a reduced rollover sales charge of 1.95%.



     1 year                             $     386
     3 years                                  970
     5 years                                1,577
     10 years                               3,204



     The maximum sales charge is 2.95% of the Public Offering Price per Unit. The initial sales charge is the difference between the total sales charge (maximum of 2.95% of the Public Offering Price) and the sum of the remaining deferred sales charge and the total creation and development fee. The deferred sales charge is fixed at $0.145 per Unit and accrues daily from January 10, 2007 through June 9, 2007. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full. The combination of the initial and deferred sales charges comprises the "transactional sales charge". The creation and development fee is fixed at $0.05 per Unit and is paid at the earlier of the end of the initial offering period (anticipated to be three months) or six months following the Initial Date of Deposit.





                              ESSENTIAL INFORMATION


  UNIT PRICE AT INITIAL DATE OF DEPOSIT          $10.0000


  INITIAL DATE OF DEPOSIT              September 12, 2006

  MANDATORY TERMINATION DATE            December 12, 2007

  ESTIMATED NET ANNUAL INCOME*          $0.24593 per Unit

  ESTIMATED INITIAL DISTRIBUTION*          $0.09 per Unit

  RECORD DATES               10th day of January 2007 and
                                 of each month thereafter

  DISTRIBUTION DATES         25th day of January 2007 and
                                 of each month thereafter



    * As of close of business day prior to Initial Date of Deposit. See "Rights of Unitholders -- Estimated Distributions."


HYPOTHETICAL STRATEGY PERFORMANCE

   The table below compares the hypothetical total return of stocks selected using the Portfolio's investment strategy (the "Strategy Stocks") with the stocks in the Dow Jones U.S. Financials Index (the "Financials Index"). Total return includes any dividends paid on the stocks together with any increase or decrease in the value of the stocks. The table illustrates a hypothetical investment in the Strategy Stocks at the beginning of each year -- similar to buying Units of the Portfolio, redeeming them after one year and reinvesting the proceeds in a new portfolio each year.


   These hypothetical returns are not actual past performance of the Portfolio or prior series but do reflect the sales charge or expenses you will pay. Of course, these hypothetical returns are not guarantees of future results and the value of your Units will fluctuate. You should note that the returns shown below are annual returns based on a calendar year investment. The performance of the Portfolio may differ because the Portfolio has a 15 month life that is not based on a calendar year investment cycle. For more information about the total return calculations, see "Notes to Hypothetical Performance Tables".




                            HYPOTHETICAL TOTAL RETURN
--------------------------------------------------------------------------------


                                            FINANCIALS                                                      FINANCIALS
  YEAR            STRATEGY STOCKS              INDEX              YEAR                STRATEGY STOCKS          INDEX
  --------------------------------------------------              --------------------------------------------------
  1993                25.31%                   8.36%                2000                   72.64%               26.94%
  1994               (14.55)                  (4.28)                2001                   14.17                (6.38)
  1995                59.16                   50.77                 2002                   10.84               (12.35)
  1996                37.02                   33.84                 2003                   47.67                32.23
  1997                68.41                   48.94                 2004                   16.73                13.39
  1998                20.94                    7.51                 2005                   11.69                 6.45
  1999                 7.47                    1.52                 Through 8/31/06        (3.80)                7.51



See "Notes to Hypothetical Performance Tables".


ENHANCED SECTOR STRATEGY, FINANCIALS PORTFOLIO 2006-3
PORTFOLIO
--------------------------------------------------------------------------------------------------------------
                                                                                CURRENT             COST OF
NUMBER                                                     MARKET VALUE         DIVIDEND            SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                        PER SHARE (2)        YIELD (3)           PORTFOLIO (2)
    ----------   -----------------------------------       ---------------      -----------         -------------
        58      Bear Stearns Companies, Inc.               $     129.3600             0.87%         $   7,502.88
       104      Capital One Financial Corporation                 71.8700             0.15              7,474.48
       167      CIT Group, Inc.                                   44.4500             1.80              7,423.15
       467      Commercial Capital Bancorp, Inc.                  15.9200             1.88              7,434.64
       356      Conseco, Inc.                                     21.0100             0.00              7,479.56
       182      First American Corporation                        41.4900             1.74              7,551.18
       148      FirstFed Financial Corporation                    50.0100             0.00              7,401.48
       576      Fremont General Corporation                       13.1600             3.34              7,580.16
        50      Goldman Sachs Group, Inc.                        151.0000             0.93              7,550.00
       864      Impac Mortgage Holdings, Inc.                      8.7000            11.49              7,516.80
       114      Lehman Brothers Holdings, Inc.                    65.3000             0.74              7,444.20
       197      New Century Financial Corporation                 38.6700            19.14              7,617.99
       282      Ohio Casualty Corporation                         26.3200             1.37              7,422.24
       352      Old Republic International Corporation            21.1900             2.83              7,458.88
       102      Prudential Financial, Inc.                        73.0500             1.07              7,451.10
       144      Reinsurance Group of America, Inc.                52.1800             0.69              7,513.92
       145      Selective Insurance Group, Inc.                   51.7700             1.70              7,506.65
       162      StanCorp Financial Group, Inc.                    46.4300             1.35              7,521.66
       166      Unitrin, Inc.                                     44.9300             3.92              7,458.38
     1,445      W Holding Company, Inc.                            5.1900             3.66              7,499.55
----------                                                                                          -------------
     6,081                                                                                          $  149,808.90
==========                                                                                          =============


See "Notes to Portfolios".

ENHANCED SECTOR STRATEGY, HEALTH CARE PORTFOLIO

   INVESTMENT OBJECTIVE. The Portfolio seeks above-average capital appreciation.

   PRINCIPAL INVESTMENT STRATEGY. The Portfolio seeks to achieve its objective by using an enhanced index strategy to select a portfolio of 20 stocks from the Dow Jones U.S. Health Care Index, a sector index within the Dow Jones U.S. Total Market Index. Beginning with the stocks in the Dow Jones U.S. Total Market Index, the strategy excludes the bottom 1% of stocks based on market capitalization. The strategy then ranks each remaining company in the Dow Jones U.S. Health Care Index from highest to lowest based on the following strategy screens:

    o   Enterprise Value to EBITDA,

    o   Gross Margin,

    o   One-Year Net Income Growth,

    o   Price/Earnings Ratio,

    o   Price/Free Cash Flow Ratio, and

    o   Return on Equity.


   Please refer to the "Glossary of Strategy Screens" for definitions of these screens. The strategy assigns each company a rank score for each of these categories with the lowest score being 1 and the highest score being the total number of stocks in the Dow Jones U.S. Health Care Index. The strategy ranks the remaining stocks by total score and selects the top 20 stocks. If two stocks are assigned the same total score, the stock with the higher score for Return on Equity is ranked higher. When the Portfolio terminates, you can elect to follow the strategy by redeeming your Units and reinvesting the proceeds in a new portfolio, if available. The Portfolio was selected as of the close of August 31, 2006.


   The Dow Jones U.S. Health Care Index measures the performance of the health care sector of the U.S. Equity market. The index includes companies in the following sectors: health care equipment and services and pharmaceuticals and biotechnology.

   The Portfolio is designed as part of a long-term investment strategy. You may achieve more consistent overall results by following the strategy over several years. For more information see "Special Redemption and Rollover".


   PRINCIPAL RISKS. As with all investments, you can lose money by investing in this Portfolio. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

    o SECURITY PRICES WILL FLUCTUATE. The value of your investment may fall over time.

    o AN ISSUER MAY BE UNWILLING OR UNABLE TO DECLARE DIVIDENDS IN THE FUTURE, OR MAY REDUCE THE LEVEL OF DIVIDENDS DECLARED. This may result in a reduction in the value of your Units.

    o THE FINANCIAL CONDITION OF AN ISSUER MAY WORSEN OR ITS CREDIT RATINGS MAY DROP, RESULTING IN A REDUCTION IN THE VALUE OF YOUR UNITS. This may occur at any point in time, including during the initial offering period.

    o THE PORTFOLIO'S PERFORMANCE MIGHT NOT SUFFICIENTLY CORRESPOND TO PUBLISHED HYPOTHETICAL PERFORMANCE OF THE PORTFOLIO'S INVESTMENT STRATEGY. This can happen for reasons such as an inability to exactly replicate the weightings of stocks in the strategy or be fully invested, timing of the Portfolio offering or timing of your investment, and Portfolio expenses.

    o THE PORTFOLIO IS CONCENTRATED IN SECURITIES ISSUED BY COMPANIES IN THE HEALTH CARE SECTOR. Negative developments in this sector will affect the value of your investment more than would be the case in a more diversified investment.

    o WE DO NOT ACTIVELY MANAGE THE PORTFOLIO. Except in limited circumstances, the Portfolio will hold, and continue to buy, shares of the same securities even if their market value declines.


                                    FEE TABLE

     The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 Public Offering Price per Unit. Actual expenses may vary.


                                        AS A % OF
                                         PUBLIC    AMOUNT
                                        OFFERING   PER 100
SALES CHARGE                              PRICE      UNITS
                                        --------- ---------
Initial sales charge                        1.000%   $10.000
Deferred sales charge                       1.450     14.500
Creation and development fee                0.500      5.000
                                           ------     ------
Maximum sales charge                        2.950%   $29.500
                                           ======     ======
Maximum sales charge on
  reinvested dividends                      0.000    $ 0.000
                                           ======     ======


                                          AS A %     AMOUNT
                                          OF NET    PER 100
                                          ASSETS     UNITS
                                        --------- ---------
ORGANIZATION COSTS                          0.518%    $5.000
                                           ======     ======

ANNUAL EXPENSES
Trustee's fee and operating expenses        0.309%    $2.980
Supervisory, bookkeeping
  and administrative fees                   0.041      0.400
                                           ------     ------
Total                                       0.350%    $3.380
                                           ======     ======



                                     EXAMPLE

     This example helps you compare the cost of the Portfolio with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Portfolio's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in the Portfolio. This example assumes that you continue to follow the Portfolio strategy and roll your investment, including all distributions, into a new trust each year subject to a reduced rollover sales charge of 1.95%.



     1 year                             $     381
     3 years                                  955
     5 years                                1,552
     10 years                               3,155



     The maximum sales charge is 2.95% of the Public Offering Price per Unit. The initial sales charge is the difference between the total sales charge (maximum of 2.95% of the Public Offering Price) and the sum of the remaining deferred sales charge and the total creation and development fee. The deferred sales charge is fixed at $0.145 per Unit and accrues daily from January 10, 2007 through June 9, 2007. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full. The combination of the initial and deferred sales charges comprises the "transactional sales charge". The creation and development fee is fixed at $0.05 per Unit and is paid at the earlier of the end of the initial offering period (anticipated to be three months) or six months following the Initial Date of Deposit.




                              ESSENTIAL INFORMATION



  UNIT PRICE AT INITIAL DATE OF DEPOSIT          $10.0000


  INITIAL DATE OF DEPOSIT              September 12, 2006

  MANDATORY TERMINATION DATE            December 12, 2007

  ESTIMATED NET ANNUAL INCOME*          $0.03664 per Unit

  RECORD DATES               10th day of January 2007 and
                                 of each month thereafter

  DISTRIBUTION DATES         25th day of January 2007 and
                                 of each month thereafter



    * As of close of business day prior to Initial Date of Deposit. See "Rights of Unitholders -- Estimated Distributions."


HYPOTHETICAL STRATEGY PERFORMANCE

   The table below compares the hypothetical total return of stocks selected using the Portfolio's investment strategy (the "Strategy Stocks") with the stocks in the Dow Jones U.S. Health Care Index (the "Health Care Index"). Total return includes any dividends paid on the stocks together with any increase or decrease in the value of the stocks. The table illustrates a hypothetical investment in the Strategy Stocks at the beginning of each year -- similar to buying Units of the Portfolio, redeeming them after one year and reinvesting the proceeds in a new portfolio each year.


   These hypothetical returns are not actual past performance of the Portfolio or a prior series but do reflect the sales charge and expenses you will pay. Of course, these hypothetical returns are not guarantees of future results and the value of your Units will fluctuate. You should note that the returns shown below are annual returns based on a calendar year investment. The performance of the Portfolio may differ because the Portfolio has a 15 month life that is not based on a calendar year investment cycle. For more information about the total return calculations, see "Notes to Hypothetical Performance Tables".






                            HYPOTHETICAL TOTAL RETURN
--------------------------------------------------------------------------------
                                       STRATEGY            HEALTH CARE
                   YEAR                 STOCKS                INDEX
             -------------------------------------------------------------
                 1993                    (8.79)%              (4.80)%
                 1994                    12.14                10.78
                 1995                    42.62                54.86
                 1996                    18.40                18.55
                 1997                    21.96                36.88
                 1998                    38.91                39.09
                 1999                    (4.46)               (4.03)
                 2000                    74.08                37.84
                 2001                     6.78               (12.84)
                 2002                   (10.03)              (20.81)
                 2003                    58.14                19.43
                 2004                    30.93                 4.55
                 2005                    19.53                 8.32
                 Through 8/31/06         (2.18)                3.80


See "Notes to Hypothetical Performance Tables".


ENHANCED SECTOR STRATEGY, HEALTH CARE PORTFOLIO 2006-3
PORTFOLIO
--------------------------------------------------------------------------------------------------------------
                                                                                CURRENT             COST OF
NUMBER                                                     MARKET VALUE         DIVIDEND            SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                        PER SHARE (2)        YIELD (3)           PORTFOLIO (2)
    ----------   -----------------------------------       ---------------      -----------         -------------
       201      Aetna, Inc.                                $      38.4300             0.05%         $   7,724.43
       139      Barr Pharmaceuticals, Inc.                        53.8500             0.00              7,485.15
       228      Biomet, Inc.                                      33.0900             0.91              7,544.52
       164      Biosite, Inc.                                     45.3200             0.00              7,432.48
       138      Coventry Health Care, Inc.                        54.3100             0.00              7,494.78
       309      Cytyc Corporation                                 24.1700             0.00              7,468.53
       242      Endo Pharmaceuticals Holdings, Inc.               30.8500             0.00              7,465.70
       264      ImClone Systems, Inc.                             28.5400             0.00              7,534.56
       116      Johnson & Johnson                                 64.0400             2.34              7,428.64
       254      Kinetic Concepts, Inc.                            29.5200             0.00              7,498.08
       450      King Pharmaceuticals, Inc.                        16.4600             0.00              7,407.00
       197      Lincare Holdings, Inc.                            38.0000             0.00              7,486.00
       169      Magellan Health Services, Inc.                    44.4200             0.00              7,506.98
       160      Medtronic, Inc.                                   46.8500             0.94              7,496.00
       181      Merck & Company, Inc.                             41.2900             3.68              7,473.49
       369      Mylan Laboratories, Inc.                          20.3000             1.18              7,490.70
       267      Pfizer, Inc.                                      27.8800             3.44              7,443.96
       183      Sierra Health Services, Inc.                      41.1600             0.00              7,532.28
       147      UnitedHealth Group, Inc.                          51.6000             0.06              7,585.20
       153      Wyeth                                             48.8000             2.05              7,466.40
----------                                                                                          -------------
      4,331                                                                                         $  149,964.88
==========                                                                                          =============


See "Notes to Portfolios".

ENHANCED SECTOR STRATEGY, INDUSTRIALS PORTFOLIO

   INVESTMENT OBJECTIVE. The Portfolio seeks above-average capital appreciation.

   PRINCIPAL INVESTMENT STRATEGY. The Portfolio seeks to achieve its objective by using an enhanced index strategy to select a portfolio of 20 stocks from the Dow Jones U.S. Industrials Index, a sector index within the Dow Jones U.S. Total Market Index. Beginning with the stocks in the Dow Jones U.S. Total Market Index, the strategy excludes the bottom 1% of stocks based on market capitalization. The strategy then ranks each remaining company in the Dow Jones U.S. Industrials Index from highest to lowest based on the following strategy screens:

    o   EPS Revisions Current Quarter,

    o   EPS Surprise Last Quarter,

    o   Long-Term Expected Profit Growth,

    o   Price/Earnings Ratio,

    o   Price/Free Cash Flow Ratio and

    o   Total Return for the Past Six Months.


   Please refer to the "Glossary of Strategy Screens" for definitions of these screens. The strategy assigns each company a rank score for each of these categories with the lowest score being 1 and the highest score being the total number of stocks in the Dow Jones U.S. Industrials Index. The strategy ranks the remaining stocks by total score and selects the top 20 stocks. If two stocks are assigned the same total score, the stock with the higher score for Price/Earnings Ratio is ranked higher. When the Portfolio terminates, you can elect to follow the strategy by redeeming your Units and reinvesting the proceeds in a new portfolio, if available. The Portfolio was selected as of the close of August 31, 2006.


   The Dow Jones U.S. Industrials Index measures the performance of the industrials sector of the U.S. Equity market. The index includes companies in the following sectors: construction and materials, industrial engineering, industrial transportation and support services.

   The Portfolio is designed as part of a long-term investment strategy. You may achieve more consistent overall results by following the strategy over several years. For more information see "Special Redemption and Rollover".

   PRINCIPAL RISKS. As with all investments, you can lose money by investing in this Portfolio. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

    o SECURITY PRICES WILL FLUCTUATE. The value of your investment may fall over time.

    o AN ISSUER MAY BE UNWILLING OR UNABLE TO DECLARE DIVIDENDS IN THE FUTURE, OR MAY REDUCE THE LEVEL OF DIVIDENDS DECLARED. This may result in a reduction in the value of your Units.

    o THE FINANCIAL CONDITION OF AN ISSUER MAY WORSEN OR ITS CREDIT RATINGS MAY DROP, RESULTING IN A REDUCTION IN THE VALUE OF YOUR UNITS. This may occur at any point in time, including during the initial offering period.

    o THE PORTFOLIO'S PERFORMANCE MIGHT NOT SUFFICIENTLY CORRESPOND TO PUBLISHED HYPOTHETICAL PERFORMANCE OF THE PORTFOLIO'S INVESTMENT STRATEGY. This can happen for reasons such as an inability to exactly replicate the weightings of stocks in the strategy or be fully invested, timing of the Portfolio offering or timing of your investment, and Portfolio expenses.

    o THE PORTFOLIO INVESTS IN STOCKS OF SMALL COMPANIES. These stocks are often more volatile and have lower trading volumes than stocks of larger companies. Small companies may have limited products or financial resources, management inexperience and less publicly available information.

    o THE PORTFOLIO IS CONCENTRATED IN SECURITIES ISSUED BY COMPANIES IN THE INDUSTRIALS SECTOR. Negative developments in this sector will affect the value of your investment more than would be the case in a more diversified investment.

    o WE DO NOT ACTIVELY MANAGE THE PORTFOLIO. Except in limited circumstances, the Portfolio will hold, and continue to buy, shares of the same securities even if their market value declines.

                                    FEE TABLE

     The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 Public Offering Price per Unit. Actual expenses may vary.


                                         AS A % OF
                                          PUBLIC    AMOUNT
                                         OFFERING   PER 100
SALES CHARGE                              PRICE      UNITS
                                        ---------  ---------
Initial sales charge                        1.000%   $10.000
Deferred sales charge                       1.450     14.500
Creation and development fee                0.500      5.000
                                           ------     ------
Maximum sales charge                        2.950%   $29.500
                                           ======     ======
Maximum sales charge on
  reinvested dividends                      0.000    $ 0.000
                                           ======     ======


                                          AS A %     AMOUNT
                                          OF NET    PER 100
                                          ASSETS     UNITS
                                        ---------  ---------
ORGANIZATION COSTS                          0.518%    $5.000
                                           ======     ======

ANNUAL EXPENSES
Trustee's fee and operating expenses        0.627%    $6.052
Supervisory, bookkeeping
  and administrative fees                   0.041      0.400
                                           ------     ------
Total                                       0.668%    $6.452
                                           ======     ======



                                     EXAMPLE

     This example helps you compare the cost of the Portfolio with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Portfolio's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in the Portfolio. This example assumes that you continue to follow the Portfolio strategy and roll your investment, including all distributions, into a new trust each year subject to a reduced rollover sales charge of 1.95%.



     1 year                             $     412
     3 years                                1,047
     5 years                                1,703
     10 years                               3,444



     The maximum sales charge is 2.95% of the Public Offering Price per Unit. The initial sales charge is the difference between the total sales charge (maximum of 2.95% of the Public Offering Price) and the sum of the remaining deferred sales charge and the total creation and development fee. The deferred sales charge is fixed at $0.145 per Unit and accrues daily from January 10, 2007 through June 9, 2007. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full. The combination of the initial and deferred sales charges comprises the "transactional sales charge". The creation and development fee is fixed at $0.05 per Unit and is paid at the earlier of the end of the initial offering period (anticipated to be three months) or six months following the Initial Date of Deposit.




                              ESSENTIAL INFORMATION

  UNIT PRICE AT INITIAL DATE OF DEPOSIT          $10.0000


  INITIAL DATE OF DEPOSIT              September 12, 2006

  MANDATORY TERMINATION DATE            December 12, 2007

  ESTIMATED NET ANNUAL INCOME*                        N/A

  RECORD DATES               10th day of January 2007 and
                                 of each month thereafter

  DISTRIBUTION DATES         25th day of January 2007 and
                                 of each month thereafter



    * As of close of business day prior to Initial Date of Deposit. See "Rights of Unitholders -- Estimated Distributions."


HYPOTHETICAL STRATEGY PERFORMANCE

   The table below compares the hypothetical total return of stocks selected using the Portfolio's investment strategy (the "Strategy Stocks") with the stocks in the Dow Jones U.S. Industrials Index (the "Industrials Index"). Total return includes any dividends paid on the stocks together with any increase or decrease in the value of the stocks. The table illustrates a hypothetical investment in the Strategy Stocks at the beginning of each year -- similar to buying Units of the Portfolio, redeeming them after one year and reinvesting the proceeds in a new portfolio each year.

   These hypothetical returns are not actual past performance of the Portfolio or prior series but do reflect the sales charge or expenses you will pay. Of course, these hypothetical returns are not guarantees of future results and the value of your Units will fluctuate. You should note that the returns shown below are annual returns based on a calendar year investment. The performance of the Portfolio may differ because the Portfolio has a 15 month life that is not based on a calendar year investment cycle. For more information about the total return calculations, see "Notes to Hypothetical Performance Table".




                            HYPOTHETICAL TOTAL RETURN
--------------------------------------------------------------------------------


                                            INDUSTRIALS                                                     INDUSTRIALS
  YEAR            STRATEGY STOCKS              INDEX              YEAR                STRATEGY STOCKS          INDEX
  --------------------------------------------------              --------------------------------------------------
  1993                16.91%                  16.37%                2000                   25.67%               (9.14)%
  1994                 0.88                   (1.74)                2001                   14.89               (10.16)
  1995                42.25                   35.03                 2002                   (4.00)              (25.54)
  1996                22.15                   22.22                 2003                   39.89                33.24
  1997                32.11                   21.15                 2004                   19.82                17.25
  1998                18.05                   10.98                 2005                    4.81                 4.82
  1999                19.54                   26.72                 Through 8/31/06         3.01                 3.38



See "Notes to Hypothetical Performance Tables".


 ENHANCED SECTOR STRATEGY, INDUSTRIALS PORTFOLIO 2006-3
 PORTFOLIO
------------------------------------------------------------------------------------------------------------
                                                                                CURRENT             COST OF
NUMBER                                                     MARKET VALUE         DIVIDEND            SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                        PER SHARE (2)        YIELD (3)           PORTFOLIO (2)
    ----------   -----------------------------------       ---------------      -----------         -------------
       366      Anaren, Inc.                               $      20.4500             0.00%         $   7,484.70
       172      Arkansas Best Corporation                         44.3100             1.35              7,621.32
       211      Belden CDT, Inc.                                  35.9900             0.56              7,593.89
        91      Carlisle Companies, Inc.                          82.2300             1.31              7,482.93
       115      Corrections Corporation of America                66.1800             0.00              7,610.70
        67      Cummins, Inc.                                    110.9500             1.30              7,433.65
       224      Eagle Materials, Inc.                             33.5800             2.08              7,521.92
       142      EMCOR Group, Inc.                                 52.9100             0.00              7,513.22
       645      Emdeon Corporation                                11.5300             0.00              7,436.85
       212      General Cable Corporation                         34.9500             0.00              7,409.40
       113      Genlyte Group, Inc.                               65.9400             0.00              7,451.22
       140      Granite Construction, Inc.                        53.3800             0.75              7,473.20
       166      McDermott International, Inc.                     44.2800             0.00              7,350.48
       362      OMI Corporation                                   20.5600             1.95              7,442.72
       120      Overseas Shipholding Group, Inc.                  62.2900             1.61              7,474.80
       156      Raytheon Company                                  47.9000             2.00              7,472.40
       175      Regal-Beloit Corporation                          42.9400             1.30              7,514.50
       212      Viad Corporation                                  35.2500             0.45              7,473.00
       555      Vishay Intertechnology, Inc.                      13.4800             0.00              7,481.40
       189      Watson Wyatt Worldwide, Inc. - CL A               40.0000             0.75              7,560.00
----------                                                                                          -------------
     4,433                                                                                          $  149,802.30
==========                                                                                          =============


See "Notes to Portfolios".

ENHANCED SECTOR STRATEGY, TECHNOLOGY PORTFOLIO

   INVESTMENT OBJECTIVE. The Portfolio seeks above-average capital appreciation.

   PRINCIPAL INVESTMENT STRATEGY. The Portfolio seeks to achieve its objective by using an enhanced index strategy to select a portfolio of 20 stocks from the Dow Jones U.S. Technology Index, a sector index within the Dow Jones U.S. Total Market Index. Beginning with the stocks in the Dow Jones U.S. Total Market Index, the strategy excludes the bottom 1% of stocks based on market capitalization. The strategy then ranks each remaining company in the Dow Jones U.S. Technology Index from highest to lowest based on the following strategy screens:

    o   Net Profit Margin,

    o   Price/Book Value Ratio,

    o   Price/Sales Ratio,

    o   Price/Sales to Five-Year Average,

    o   Tangible Book Five-Year Change, and

    o   Total Return for the Past Six Months.


   Please refer to the "Glossary of Strategy Screens" for definitions of these screens. The strategy assigns each company a rank score for each of these categories with the lowest score being 1 and the highest score being the total number of stocks in the Dow Jones U.S. Technology Index. The strategy ranks the remaining stocks by total score and selects the top 20 stocks. If two stocks are assigned the same total score, the stock with the higher score for Total Return for the Past Six Months is ranked higher. When the Portfolio terminates, you can elect to follow the strategy by redeeming your Units and reinvesting the proceeds in a new portfolio, if available. The Portfolio was selected as of the close of August 31, 2006.


   The Dow Jones U.S. Technology Index measures the performance of the technology sector of the U.S. Equity market. The index includes companies in the following sectors: software and computer services and technology hardware and equipment.

   The Portfolio is designed as part of a long-term investment strategy. You may achieve more consistent overall results by following the strategy over several years. For more information see "Special Redemption and Rollover".


   PRINCIPAL RISKS. As with all investments, you can lose money by investing in this Portfolio. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

    o SECURITY PRICES WILL FLUCTUATE. The value of your investment may fall over time.

    o AN ISSUER MAY BE UNWILLING OR UNABLE TO DECLARE DIVIDENDS IN THE FUTURE, OR MAY REDUCE THE LEVEL OF DIVIDENDS DECLARED. This may result in a reduction in the value of your Units.

    o THE FINANCIAL CONDITION OF AN ISSUER MAY WORSEN OR ITS CREDIT RATINGS MAY DROP, RESULTING IN A REDUCTION IN THE VALUE OF YOUR UNITS. This may occur at any point in time, including during the initial offering period.

    o THE PORTFOLIO'S PERFORMANCE MIGHT NOT SUFFICIENTLY CORRESPOND TO PUBLISHED HYPOTHETICAL PERFORMANCE OF THE PORTFOLIO'S INVESTMENT STRATEGY. This can happen for reasons such as an inability to exactly replicate the weightings of stocks in the strategy or be fully invested, timing of the Portfolio offering or timing of your investment, and Portfolio expenses.

    o THE PORTFOLIO INVESTS IN STOCKS OF SMALL COMPANIES. These stocks are often more volatile and have lower trading volumes than stocks of larger companies. Small companies may have limited products or financial resources, management inexperience and less publicly available information.

    o THE PORTFOLIO IS CONCENTRATED IN SECURITIES ISSUED BY COMPANIES IN THE TECHNOLOGY SECTOR. Negative developments in this sector will affect the value of your investment more than would be the case in a more diversified investment.

    o WE DO NOT ACTIVELY MANAGE THE PORTFOLIO. Except in limited circumstances, the Portfolio will hold, and continue to buy, shares of the same securities even if their market value declines.


                                    FEE TABLE

     The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 Public Offering Price per Unit. Actual expenses may vary.


                                        AS A % OF
                                          PUBLIC    AMOUNT
                                         OFFERING   PER 100
SALES CHARGE                              PRICE      UNITS
                                        ---------  ---------
Initial sales charge                        1.000%   $10.000
Deferred sales charge                       1.450     14.500
Creation and development fee                0.500      5.000
                                           ------     ------
Maximum sales charge                        2.950%   $29.500
                                           ======     ======
Maximum sales charge on
  reinvested dividends                      0.000    $ 0.000
                                           ======     ======

                                         AS A %     AMOUNT
                                          OF NET    PER 100
                                          ASSETS     UNITS
                                        ---------  ---------
ORGANIZATION COSTS                          0.518%    $5.000
                                           ======     ======

ANNUAL EXPENSES
Trustee's fee and operating expenses        0.627%    $6.052
Supervisory, bookkeeping
  and administrative fees                   0.041      0.400
                                           ------     ------
Total                                       0.668%    $6.452
                                           ======     ======



                                     EXAMPLE


     This example helps you compare the cost of the Portfolio with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Portfolio's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in the Portfolio. This example assumes that you continue to follow the Portfolio strategy and roll your investment, including all distributions, into a new trust each year subject to a reduced rollover sales charge of 1.95%.



     1 year                             $     412
     3 years                                1,047
     5 years                                1,703
     10 years                               3,444



     The maximum sales charge is 2.95% of the Public Offering Price per Unit. The initial sales charge is the difference between the total sales charge (maximum of 2.95% of the Public Offering Price) and the sum of the remaining deferred sales charge and the total creation and development fee. The deferred sales charge is fixed at $0.145 per Unit and accrues daily from January 10, 2007 through June 9, 2007. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full. The combination of the initial and deferred sales charges comprises the "transactional sales charge". The creation and development fee is fixed at $0.05 per Unit and is paid at the earlier of the end of the initial offering period (anticipated to be three months) or six months following the Initial Date of Deposit.



                              ESSENTIAL INFORMATION


  UNIT PRICE AT INITIAL DATE OF DEPOSIT          $10.0000


  INITIAL DATE OF DEPOSIT              September 12, 2006

  MANDATORY TERMINATION DATE            December 12, 2007

  ESTIMATED NET ANNUAL INCOME*                        N/A

  RECORD DATES               10th day of January 2007 and
                                 of each month thereafter

  Distribution Dates         25th day of January 2007 and
                                 of each month thereafter



    * As of close of business day prior to Initial Date of Deposit. See "Rights of Unitholders -- Estimated Distributions."


HYPOTHETICAL STRATEGY PERFORMANCE

   The table below compares the hypothetical total return of stocks selected using the Portfolio's investment strategy (the "Strategy Stocks") with the stocks in the Dow Jones U.S. Technology Index (the "Technology Index"). Total return includes any dividends paid on the stocks together with any increase or decrease in the value of the stocks. The table illustrates a hypothetical investment in the Strategy Stocks at the beginning of each year -- similar to buying Units of the Portfolio, redeeming them after one year and reinvesting the proceeds in a new portfolio each year.

   These hypothetical returns are not actual past performance of the Portfolio or prior series but do reflect the sales charge or expenses you will pay. Of course, these hypothetical returns are not guarantees of future results and the value of your Units will fluctuate. You should note that the returns shown below are annual returns based on a calendar year investment. The performance of the Portfolio may differ because the Portfolio has a 15 month life that is not based on a calendar year investment cycle. For more information about the total return calculations, see "Notes to Hypothetical Performance Table".




                            HYPOTHETICAL TOTAL RETURN
--------------------------------------------------------------------------------


                                            TECHNOLOGY                                                      TECHNOLOGY
  YEAR            STRATEGY STOCKS              INDEX              YEAR                STRATEGY STOCKS          INDEX
  --------------------------------------------------              --------------------------------------------------
  1993                26.14%                  24.17%                2000                  (20.77)%             (36.99)%
  1994                25.31                   23.43                 2001                   60.62               (28.34)
  1995                42.91                   43.12                 2002                  (21.85)              (38.66)
  1996                22.61                   36.42                 2003                   91.29                51.04
  1997                18.33                   22.91                 2004                    4.72                 1.76
  1998                19.88                   70.30                 2005                    9.55                 3.31
  1999               257.81                   83.68                 Through 8/31/06         9.03                (0.28)


See "Notes to Hypothetical Performance Tables".


ENHANCED SECTOR STRATEGY, TECHNOLOGY PORTFOLIO 2006-3
PORTFOLIO
--------------------------------------------------------------------------------------------------------------
                                                                                CURRENT             COST OF
NUMBER                                                     MARKET VALUE         DIVIDEND            SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                        PER SHARE (2)        YIELD (3)           PORTFOLIO (2)
    ----------   -----------------------------------       ---------------      -----------         -------------
       501      Actel Corporation                          $      15.0300             0.00%         $   7,530.03
       505      Audiovox Corporation - CL A                       14.5600             0.00              7,352.80
       261      Avocent Corporation                               28.7100             0.00              7,493.31
       248      Cabot Microelectronics Corporation                29.9300             0.00              7,422.64
       126      CDW Corporation                                   60.0600             0.87              7,567.56
     1,166      CIBER, Inc.                                        6.4400             0.00              7,509.04
       482      Cohu, Inc.                                        15.7700             1.52              7,601.14
       341      InfoSpace, Inc.                                   21.8600             0.00              7,454.26
       158      Computer Sciences Corporation                     47.3800             0.00              7,486.04
       369      Hutchinson Technology, Inc.                       20.7800             0.00              7,667.82
       545      IKON Office Solutions, Inc.                       13.6600             1.17              7,444.70
       409      Insight Enterprises, Inc.                         18.4100             0.00              7,529.69
       529      Juniper Networks, Inc.                            14.2400             0.00              7,532.96
       135      Lexmark International, Inc. - CL A                55.4400             0.00              7,484.40
       500      OmniVision Technologies, Inc.                     15.1400             0.00              7,570.00
       274      Novellus Systems, Inc.                            27.1100             0.00              7,428.14
       530      Perot Systems Corporation - CL A                  14.1300             0.00              7,488.90
       421      Plantronics, Inc.                                 17.9800             1.11              7,569.58
       755      RealNetworks, Inc.                                10.0700             0.00              7,602.85
       896      UTStarcom, Inc.                                    8.4000             0.00              7,526.40
----------                                                                                          -------------
      9,151                                                                                         $  150,262.26
==========                                                                                          =============


See "Notes to Portfolios".

ENHANCED SECTOR STRATEGY, TELECOMMUNICATIONS PORTFOLIO

   INVESTMENT OBJECTIVE. The Portfolio seeks above-average capital appreciation.

   PRINCIPAL INVESTMENT STRATEGY. The Portfolio seeks to achieve its objective by using an enhanced index strategy to select a portfolio of 10 stocks from the Dow Jones U.S. Telecommunications Index, a sector index within the Dow Jones U.S. Total Market Index. Beginning with the stocks in the Dow Jones U.S. Total Market Index, the strategy excludes the bottom 1% of stocks based on market capitalization. The strategy then ranks each remaining company in the Dow Jones U.S. Telecommunications Index from highest to lowest based on the following strategy screens:

    o   Asset Turnover Trend,

    o   Dividend Yield,

    o   Enterprise Value to EBITDA,

    o   Price/Cash Flow Ratio,

    o   Three-Year Sales Growth, and

    o   Total Return for the Past Six Months.


   Please refer to the "Glossary of Strategy Screens" for definitions of these screens. The strategy assigns each company a rank score for each of these categories with the lowest score being 1 and the highest score being the total number of stocks in the Dow Jones U.S. Telecommunications Index. The strategy ranks the remaining stocks by total score and selects the top 10 stocks. If two stocks are assigned the same total score, the stock with the higher score for Enterprise Value to EBITDA is ranked higher. When the Portfolio terminates, you can elect to follow the strategy by redeeming your Units and reinvesting the proceeds in a new portfolio, if available. The Portfolio was selected as of the close of August 31, 2006.

   AT&T Inc. and BellSouth Corporation recently announced that they would merge in a transaction where BellSouth stockholders would receive AT&T stock in exchange for BellSouth stock. According to the companies, the transaction is anticipated to close by the end of 2006, subject to approval of shareholders, regulators and certain closing conditions. The Portfolio holds stock of both companies.


   The Dow Jones U.S. Telecommunications Index measures the performance of the telecommunications sector of the U.S. Equity market. The index includes companies in the following sectors: fixed-line telecommunications and mobile telecommunications.

   The Portfolio is designed as part of a long-term investment strategy. You may achieve more consistent overall results by following the strategy over several years. For more information see "Special Redemption and Rollover".

   PRINCIPAL RISKS. As with all investments, you can lose money by investing in this Portfolio. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

    o SECURITY PRICES WILL FLUCTUATE. The value of your investment may fall over time.

    o AN ISSUER MAY BE UNWILLING OR UNABLE TO DECLARE DIVIDENDS IN THE FUTURE, OR MAY REDUCE THE LEVEL OF DIVIDENDS DECLARED. This may result in a reduction in the value of your Units.

    o THE FINANCIAL CONDITION OF AN ISSUER MAY WORSEN OR ITS CREDIT RATINGS MAY DROP, RESULTING IN A REDUCTION IN THE VALUE OF YOUR UNITS. This may occur at any point in time, including during the initial offering period.

    o THE PORTFOLIO'S PERFORMANCE MIGHT NOT SUFFICIENTLY CORRESPOND TO PUBLISHED HYPOTHETICAL PERFORMANCE OF THE PORTFOLIO'S INVESTMENT STRATEGY. This can happen for reasons such as an inability to exactly replicate the weightings of stocks in the strategy or be fully invested, timing of the Portfolio offering or timing of your investment, and Portfolio expenses.

    o THE PORTFOLIO IS CONCENTRATED IN SECURITIES ISSUED BY COMPANIES IN THE TELECOMMUNICATIONS SECTOR. Negative developments in this sector will affect the value of your investment more than would be the case in a more diversified investment.

    o THE DIVERSIFICATION OF THE PORTFOLIO WILL BE DIMINISHED, AND THE PERFORMANCE OF THE PORTFOLIO MAY BE ADVERSELY AFFECTED, BY THE ACQUISITION OF NEXTEL PARTNERS, INC. BY SPRINT NEXTEL CORP. This transaction is described under "Principal Investment Strategy".

    o WE DO NOT ACTIVELY MANAGE THE PORTFOLIO. Except in limited circumstances, the Portfolio will hold, and continue to buy, shares of the same securities even if their market value declines.

                                   FEE TABLE

     The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 Public Offering Price per Unit. Actual expenses may vary.


                                        AS A % OF
                                          PUBLIC    AMOUNT
                                         OFFERING   PER 100
SALES CHARGE                              PRICE      UNITS
                                        ---------  ---------
Initial sales charge                        1.000%   $10.000
Deferred sales charge                       1.450     14.500
Creation and development fee                0.500      5.000
                                           ------     ------
Maximum sales charge                        2.950%   $29.500
                                           ======     ======
Maximum sales charge on
  reinvested dividends                      0.000    $ 0.000
                                           ======     ======


                                          AS A %     AMOUNT
                                          OF NET    PER 100
                                          ASSETS     UNITS
                                        ---------  ---------
ORGANIZATION COSTS                          0.518%    $5.000
                                           ======     ======

ANNUAL EXPENSES
Trustee's fee and operating expenses        0.627%    $6.052
Supervisory, bookkeeping
  and administrative fees                   0.041      0.400
                                           ------     ------
Total                                       0.668%    $6.452
                                           ======     ======



                                     EXAMPLE

     This example helps you compare the cost of the Portfolio with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Portfolio's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in the Portfolio. This example assumes that you continue to follow the Portfolio strategy and roll your investment, including all distributions, into a new trust each year subject to a reduced rollover sales charge of 1.95%.



     1 year                             $     412
     3 years                                1,047
     5 years                                1,703
     10 years                               3,444



     The maximum sales charge is 2.95% of the Public Offering Price per Unit. The initial sales charge is the difference between the total sales charge (maximum of 2.95% of the Public Offering Price) and the sum of the remaining deferred sales charge and the total creation and development fee. The deferred sales charge is fixed at $0.145 per Unit and accrues daily from January 10, 2007 through June 9, 2007. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full. The combination of the initial and deferred sales charges comprises the "transactional sales charge". The creation and development fee is fixed at $0.05 per Unit and is paid at the earlier of the end of the initial offering period (anticipated to be three months) or six months following the Initial Date of Deposit.




                              ESSENTIAL INFORMATION


  UNIT PRICE AT INITIAL DATE OF DEPOSIT          $10.0000


  INITIAL DATE OF DEPOSIT              September 12, 2006

  MANDATORY TERMINATION DATE            December 12, 2007

  ESTIMATED NET ANNUAL INCOME*          $0.13871 per Unit

  ESTIMATED INITIAL DISTRIBUTION*          $0.03 per Unit

  RECORD DATES               10th day of January 2007 and
                                 of each month thereafter

  DISTRIBUTION DATES         25th day of January 2007 and
                                 of each month thereafter



    * As of close of business day prior to Initial Date of Deposit. See "Rights of Unitholders -- Estimated Distributions."


HYPOTHETICAL STRATEGY PERFORMANCE

   The table below compares the hypothetical total return of stocks selected using the Portfolio's investment strategy (the "Strategy Stocks") with the stocks in the Dow Jones U.S. Telecommunications Index (the "Telecommunications Index"). Total return includes any dividends paid on the stocks together with any increase or decrease in the value of the stocks. The table illustrates a hypothetical investment in the Strategy Stocks at the beginning of each year -- similar to buying Units of the Portfolio, redeeming them after one year and reinvesting the proceeds in a new portfolio each year.


   These hypothetical returns are not actual past performance of the Portfolio or prior series but do reflect the sales charge or expenses you will pay. Of course, these hypothetical returns are not guarantees of future results and the value of your Units will fluctuate. You should note that the returns shown below are annual returns based on a calendar year investment. The performance of the Portfolio may differ because the Portfolio has a 15 month life that is not based on a calendar year investment cycle. For more information about the total return calculations, see "Notes to Hypothetical Performance Tables".




                            HYPOTHETICAL TOTAL RETURN
--------------------------------------------------------------------------------


                                    TELECOMMUNICATIONS                                              TELECOMMUNICATIONS
  YEAR        STRATEGY STOCKS              INDEX                YEAR           STRATEGY STOCKS             INDEX
  --------------------------------------------------            -----------------------------------------------------
  1993             26.48%                 15.90%                2000               (28.49)%                (40.27)%
  1994             (2.50)                 (5.14)                2001                 3.53                  (12.77)
  1995             45.05                  40.51                 2002               (36.21)                 (34.55)
  1996              8.49                   0.11                 2003                43.75                    7.33
  1997             29.88                  40.65                 2004                30.63                   18.70
  1998             53.28                  51.82                 2005                (1.66)                  (4.00)
  1999             96.43                  18.41                 Through 8/31/06     16.60                   20.91


See "Notes to Hypothetical Performance Tables".


ENHANCED SECTOR STRATEGY, TELECOMMUNICATIONS PORTFOLIO 2006-3
PORTFOLIO
--------------------------------------------------------------------------------------------------------------
                                                                                CURRENT             COST OF
NUMBER                                                     MARKET VALUE         DIVIDEND            SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                        PER SHARE (2)        YIELD (3)           PORTFOLIO (2)
    ----------   -----------------------------------       ---------------      -----------         -------------
       270      ALLTEL Corporation                         $      55.1700             0.91%         $  14,895.90
       473      AT&T, Inc.                                        31.6000             4.21             14,946.80
       360      BellSouth Corporation                             41.4400             2.80             14,918.40
       377      CenturyTel, Inc.                                  39.7800             0.63             14,997.06
     3,094      Cincinnati Bell, Inc.                              4.9500             0.00             15,315.30
     1,110      Citizens Communications Company                   13.5200             7.40             15,007.20
     2,184      Dobson Communications Corporation                  6.9200             0.00             15,113.28
     1,733      Qwest Communications International, Inc.           8.6000             0.00             14,903.80
       906      Sprint Nextel Corporation                         16.4800             0.61             14,930.88
       419      Verizon Communications, Inc.                      35.5400             4.56             14,891.26
----------                                                                                          -------------
     10,926                                                                                         $  149,919.88
==========                                                                                          =============


See "Notes to Portfolios".

ENHANCED SECTOR STRATEGY, UTILITIES PORTFOLIO

   INVESTMENT OBJECTIVE. The Portfolio seeks above-average capital appreciation.

   PRINCIPAL INVESTMENT STRATEGY. The Portfolio seeks to achieve its objective by using an enhanced index strategy to select a portfolio of 20 stocks from the Dow Jones U.S. Utilities Index, a sector index within the Dow Jones U.S. Total Market Index. Beginning with the stocks in the Dow Jones U.S. Total Market Index, the strategy excludes the bottom 1% of stocks based on market capitalization. The strategy then ranks each remaining company in the Dow Jones U.S. Utilities Index from highest to lowest based on the following strategy screens:

    o   EBIT Margin,

    o   Long-Term Expected Profit Growth,

    o   Price/Earnings Ratio,

    o   Price/Book Value Ratio versus Three-Year Average,

    o   Price/Cash Flow Ratio, and

    o   Price/Sales to Three-Year Average.


   Please refer to the "Glossary of Strategy Screens" for definitions of these screens. The strategy assigns each company a rank score for each of these categories with the lowest score being 1 and the highest score being the total number of stocks in the Dow Jones U.S. Utilities Index. The strategy ranks the remaining stocks by total score and selects the top 20 stocks. If two stocks are assigned the same total score, the stock with the higher score for Price/Earnings Ratio is ranked higher. When the Portfolio terminates, you can elect to follow the strategy by redeeming your Units and reinvesting the proceeds in a new portfolio, if available. The Portfolio was selected as of the close of August 31, 2006.


   The Dow Jones U.S. Utilities Index measures the performance of the utilities sector of the U.S. Equity market. The index includes companies in the following sectors: electricity and gas, water and multi-utilities.

   The Portfolio is designed as part of a long-term investment strategy. You may achieve more consistent overall results by following the strategy over several years. For more information see "Special Redemption and Rollover".


   PRINCIPAL RISKS. As with all investments, you can lose money by investing in this Portfolio. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

    o SECURITY PRICES WILL FLUCTUATE. The value of your investment may fall over time.

    o AN ISSUER MAY BE UNWILLING OR UNABLE TO DECLARE DIVIDENDS IN THE FUTURE, OR MAY REDUCE THE LEVEL OF DIVIDENDS DECLARED. This may result in a reduction in the value of your Units.

    o THE FINANCIAL CONDITION OF AN ISSUER MAY WORSEN OR ITS CREDIT RATINGS MAY DROP, RESULTING IN A REDUCTION IN THE VALUE OF YOUR UNITS. This may occur at any point in time, including during the initial offering period.

    o THE PORTFOLIO'S PERFORMANCE MIGHT NOT SUFFICIENTLY CORRESPOND TO PUBLISHED HYPOTHETICAL PERFORMANCE OF THE PORTFOLIO'S INVESTMENT STRATEGY. This can happen for reasons such as an inability to exactly replicate the weightings of stocks in the strategy or be fully invested, timing of the Portfolio offering or timing of your investment, and Portfolio expenses.

    o THE PORTFOLIO IS CONCENTRATED IN SECURITIES ISSUED BY COMPANIES IN THE UTILITIES SECTOR. Negative developments in this sector will affect the value of your investment more than would be the case in a more diversified investment.

    o WE DO NOT ACTIVELY MANAGE THE PORTFOLIO. Except in limited circumstances, the Portfolio will hold, and continue to buy, shares of the same securities even if their market value declines.


                                    FEE TABLE

     The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 Public Offering Price per Unit. Actual expenses may vary.


                                         AS A % OF
                                          PUBLIC    AMOUNT
                                         OFFERING   PER 100
SALES CHARGE                              PRICE      UNITS
                                        ---------  ---------
Initial sales charge                        1.000%   $10.000
Deferred sales charge                       1.450     14.500
Creation and development fee                0.500      5.000
                                           ------     ------
Maximum sales charge                        2.950%   $29.500
                                           ======     ======
Maximum sales charge on
  reinvested dividends                      0.000    $ 0.000
                                           ======     ======


                                          AS A %     AMOUNT
                                          OF NET    PER 100
                                          ASSETS     UNITS
                                        ---------  ---------
ORGANIZATION COSTS                          0.518%    $5.000
                                           ======     ======

ANNUAL EXPENSES
Trustee's fee and operating expenses        0.362%    $3.492
Supervisory, bookkeeping
  and administrative fees                   0.041      0.400
                                           ------     ------
Total                                       0.403%    $3.892
                                           ======     ======


                                     EXAMPLE


     This example helps you compare the cost of the Portfolio with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Portfolio's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in the Portfolio. This example assumes that you continue to follow the Portfolio strategy and roll your investment, including all distributions, into a new trust each year subject to a reduced rollover sales charge of 1.95%.



     1 year                             $     386
     3 years                                  970
     5 years                                1,577
     10 years                               3,204



     The maximum sales charge is 2.95% of the Public Offering Price per Unit. The initial sales charge is the difference between the total sales charge (maximum of 2.95% of the Public Offering Price) and the sum of the remaining deferred sales charge and the total creation and development fee. The deferred sales charge is fixed at $0.145 per Unit and accrues daily from January 10, 2007 through June 9, 2007. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full. The combination of the initial and deferred sales charges comprises the "transactional sales charge". The creation and development fee is fixed at $0.05 per Unit and is paid at the earlier of the end of the initial offering period (anticipated to be three months) or six months following the Initial Date of Deposit.




                              ESSENTIAL INFORMATION



  UNIT PRICE AT INITIAL DATE OF DEPOSIT          $10.0000


  INITIAL DATE OF DEPOSIT              September 12, 2006

  MANDATORY TERMINATION DATE            December 12, 2007

  ESTIMATED NET ANNUAL INCOME*          $0.33077 per Unit

  ESTIMATED INITIAL DISTRIBUTION*          $0.09 per Unit

  RECORD DATES               10th day of January 2007 and
                                 of each month thereafter

  DISTRIBUTION DATES         25th day of January 2007 and
                                 of each month thereafter



    * As of close of business day prior to Initial Date of Deposit. See "Rights of Unitholders -- Estimated Distributions."


HYPOTHETICAL STRATEGY PERFORMANCE

   The table below compares the hypothetical total return of stocks selected using the Portfolio's investment strategy (the "Strategy Stocks") with the stocks in the Dow Jones U.S. Utilities Index (the "Utilities Index"). Total return includes any dividends paid on the stocks together with any increase or decrease in the value of the stocks. The table illustrates a hypothetical investment in the Strategy Stocks at the beginning of each year -- similar to buying Units of the Portfolio, redeeming them after one year and reinvesting the proceeds in a new portfolio each year.

   These hypothetical returns are not actual past performance of the Portfolio or prior series but do reflect the sales charge or expenses you will pay. Of course, these hypothetical returns are not guarantees of future results and the value of your Units will fluctuate. You should note that the returns shown below are annual returns based on a calendar year investment. The performance of the Portfolio may differ because the Portfolio has a 15 month life that is not based on a calendar year investment cycle. For more information about the total return calculations, see "Notes to Hypothetical Performance Tables".








                            HYPOTHETICAL TOTAL RETURN
--------------------------------------------------------------------------------
                                     STRATEGY             UTILITIES
                 YEAR                 STOCKS                INDEX
           -------------------------------------------------------------
               1993                     9.43%               11.71%
               1994                   (13.91)              (12.15)
               1995                    30.00                31.91
               1996                     5.44                 3.95
               1997                    32.70                28.76
               1998                    13.92                13.32
               1999                     5.08               (13.19)
               2000                    57.06                56.08
               2001                    (0.45)              (26.18)
               2002                   (12.23)              (21.19)
               2003                    43.57                24.91
               2004                    19.03                24.04
               2005                     8.47                15.35
               Through 8/31/06         11.45                13.21


See "Notes to Hypothetical Performance Tables".


ENHANCED SECTOR STRATEGY, UTILITIES PORTFOLIO 2006-3
PORTFOLIO
--------------------------------------------------------------------------------------------------------------
                                                                                CURRENT             COST OF
NUMBER                                                     MARKET VALUE         DIVIDEND            SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                        PER SHARE (2)        YIELD (3)           PORTFOLIO (2)
    ----------   -----------------------------------       ---------------      -----------         -------------
       367      AES Corporation                            $      20.2800             0.00%         $   7,442.76
       209      AGL Resources, Inc.                               35.5800             4.16              7,436.22
       530      CenterPoint Energy, Inc.                          14.0700             4.26              7,457.10
       302      Cleco Corporation                                 24.7300             3.64              7,468.46
       180      DTE Energy Company                                41.0000             5.02              7,380.00
       245      Duke Energy Corporation                           30.1700             4.24              7,391.65
       176      Edison International                              42.1400             2.56              7,416.64
       313      Energy East Corporation                           23.6900             4.90              7,414.97
       168      FPL Group, Inc.                                   44.4200             3.38              7,462.56
       193      ONEOK, Inc.                                       38.5400             3.32              7,438.22
       179      PG&E Corporation                                  41.2900             3.20              7,390.91
       165      Pinnacle West Capital Corporation                 45.1700             4.43              7,453.05
       221      PPL Corporation                                   33.4500             3.29              7,392.45
       169      Progress Energy, Inc.                             43.6200             5.55              7,371.78
       336      Puget Energy, Inc.                                22.2100             4.50              7,462.56
       185      SCANA Corporation                                 40.3300             4.17              7,461.05
       149      Sempra Energy                                     49.6700             2.42              7,400.83
       280      Vectren Corporation                               26.4400             4.61              7,403.20
       319      Westar Energy, Inc.                               23.3500             4.28              7,448.65
       150      WPS Resources Corporation                         49.5200             4.64              7,428.00
----------                                                                                          -------------
     4,836                                                                                          $  148,521.06
==========                                                                                          =============


See "Notes to Portfolios".



THE DOW JONES TOTAL MARKET PORTFOLIO, ENHANCED INDEX STRATEGY


   INVESTMENT OBJECTIVE. The Portfolio seeks above-average capital appreciation.


   PRINCIPAL INVESTMENT STRATEGY. The Portfolio seeks to achieve its objective by investing in a portfolio of stocks. The Portfolio invests in stocks of domestic companies selected by applying separate uniquely specialized enhanced sector strategies. The Portfolio combines ten enhanced sector strategies: the Basic Materials Strategy, the Consumer Goods Strategy, the Consumer Services Strategy, the Energy Strategy, the Financials Strategy, the Health Care Strategy, the Industrials Strategy, the Technology Strategy, the Telecommunications Strategy and the Utilities Strategy. Each strategy makes up that percentage of the initial Portfolio as its respective sector makes up of the Dow Jones U.S. Total Market Index. The selection date for the strategies was August 31, 2006.


   The Dow Jones U.S. Total Market Index measures the performance of the U.S. Equity broad market. The index is comprised of all the companies in the Dow Jones Large-Cap Index, Dow Jones Mid-Cap Index and Dow Jones Small-Cap Index.

   The Portfolio is designed as part of a long-term investment strategy. You may achieve more consistent overall results by following the strategy over several years. For more information see "Special Redemption and Rollover".

   PRINCIPAL RISKS. As with all investments, you can lose money by investing in this Portfolio. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

    o SECURITY PRICES WILL FLUCTUATE. The value of your investment may fall over time.

    o AN ISSUER MAY BE UNWILLING OR UNABLE TO DECLARE DIVIDENDS IN THE FUTURE, OR MAY REDUCE THE LEVEL OF DIVIDENDS DECLARED. This may result in a reduction in the value of your Units.

    o THE FINANCIAL CONDITION OF AN ISSUER MAY WORSEN OR ITS CREDIT RATINGS MAY DROP, RESULTING IN A REDUCTION IN THE VALUE OF YOUR UNITS. This may occur at any point in time, including during the initial offering period.

    o THE PORTFOLIO'S PERFORMANCE MIGHT NOT SUFFICIENTLY CORRESPOND TO PUBLISHED HYPOTHETICAL PERFORMANCE OF THE PORTFOLIO'S INVESTMENT STRATEGY. This can happen for reasons such as an inability to exactly replicate the weightings of stocks in the strategy or be fully invested, timing of the Portfolio offering or timing of your investment, and Portfolio expenses.

    o THE PORTFOLIO INVESTS IN STOCKS OF SMALL COMPANIES. These stocks are often more volatile and have lower trading volumes than stocks of larger companies. Small companies may have limited products or financial resources, management inexperience and less publicly available information.

    o WE DO NOT ACTIVELY MANAGE THE PORTFOLIO. Except in limited circumstances, the Portfolio will hold, and continue to buy, shares of the same securities even if their market value declines.


                                    FEE TABLE

     The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 Public Offering Price per Unit. Actual expenses may vary.


                                        AS A % OF
                                          PUBLIC    AMOUNT
                                         OFFERING   PER 100
SALES CHARGE                              PRICE      UNITS
                                        ---------  ---------
Initial sales charge                        1.000%   $10.000
Deferred sales charge                       1.450     14.500
Creation and development fee                0.500      5.000
                                           ------     ------
Maximum sales charge                        2.950%   $29.500
                                           ======     ======
Maximum sales charge on
  reinvested dividends                      0.000    $ 0.000
                                           ======     ======


                                          AS A %     AMOUNT
                                          OF NET    PER 100
                                          ASSETS     UNITS
                                        ---------  ---------
ORGANIZATION COSTS                          0.113%    $1.098
                                           ======     ======

ANNUAL EXPENSES
Trustee's fee and operating expenses        0.233%    $2.260
Supervisory, bookkeeping
  and administrative fees                   0.041      0.400
                                           ------     ------
Total                                       0.274%    $2.660
                                           ======     ======



                                     EXAMPLE

     This example helps you compare the cost of the Portfolio with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Portfolio's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in the Portfolio. This example assumes that you continue to follow the Portfolio strategy and roll your investment, including all distributions, into a new trust each year subject to a reduced rollover sales charge of 1.95%.



     1 year                             $     334
     3 years                                  814
     5 years                                1,319
     10 years                               2,699

     The maximum sales charge is 2.95% of the Public Offering Price per Unit. The initial sales charge is the difference between the total sales charge (maximum of 2.95% of the Public Offering Price) and the sum of the remaining deferred sales charge and the total creation and development fee. The deferred sales charge is fixed at $0.145 per Unit and accrues daily from January 10, 2007 through June 9, 2007. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full. The combination of the initial and deferred sales charges comprises the "transactional sales charge". The creation and development fee is fixed at $0.05 per Unit and is paid at the earlier of the end of the initial offering period (anticipated to be three months) or six months following the Initial Date of Deposit.




                              ESSENTIAL INFORMATION


  UNIT PRICE AT INITIAL DATE OF DEPOSIT          $10.0000


  INITIAL DATE OF DEPOSIT              September 12, 2006

  MANDATORY TERMINATION DATE            December 12, 2007

  ESTIMATED NET ANNUAL INCOME*          $0.10289 per Unit

  ESTIMATED INITIAL DISTRIBUTION*          $0.03 per Unit

  RECORD DATES               10th day of January 2007 and
                                 of each month thereafter

  DISTRIBUTION DATES         25th day of January 2007 and
                                 of each month thereafter



    * As of close of business day prior to Initial Date of Deposit. See "Rights of Unitholders -- Estimated Distributions."


HYPOTHETICAL STRATEGY PERFORMANCE

   The table below compares the hypothetical total return of stocks selected using the Portfolio's investment strategy (the "Strategy Stocks") with the stocks in the Dow Jones U.S. Total Market Index (the "Total Market Index"). Total return includes any dividends paid on the stocks together with any increase or decrease in the value of the stocks. The table illustrates a hypothetical investment in the Strategy Stocks at the beginning of each year -- similar to buying Units of the Portfolio, redeeming them after one year and reinvesting the proceeds in a new portfolio each year.

   These hypothetical returns are not actual past performance of the Portfolio or prior series but do reflect the sales charge or expenses you will pay. Of course, these hypothetical returns are not guarantees of future results and the value of your Units will fluctuate. You should note that the returns shown below are annual returns based on a calendar year investment. The performance of the Portfolio may differ because the Portfolio has a 15 month life that is not based on a calendar year investment cycle. For more information about the total return calculations, see "Notes to Hypothetical Performance Table".




                            HYPOTHETICAL TOTAL RETURN
--------------------------------------------------------------------------------


                                           TOTAL MARKET                                                    TOTAL MARKET
  YEAR            STRATEGY STOCKS              INDEX              YEAR                STRATEGY STOCKS          INDEX
  --------------------------------------------------              --------------------------------------------------
  1993                17.82%                   9.78%              2000                   21.91%                (9.23)%
  1994                (1.74)                   0.21               2001                   21.38                (11.95)
  1995                35.55                   36.62               2002                   (6.12)               (22.08)
  1996                24.72                   22.02               2003                   52.96                 30.75
  1997                36.31                   31.81               2004                   20.28                 12.01
  1998                18.38                   24.90               2005                   14.47                  6.33
  1999                64.80                   22.72               Through 8/31/06         0.26                  5.65



See "Notes to Hypothetical Performance Tables".


 THE DOW JONES TOTAL MARKET PORTFOLIO, ENHANCED INDEX STRATEGY 2006-3
 PORTFOLIO
------------------------------------------------------------------------------------------------------------
                                                                                CURRENT             COST OF
NUMBER                                                     MARKET VALUE         DIVIDEND            SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                        PER SHARE (2)        YIELD (3)           PORTFOLIO (2)
    ----------   -----------------------------------       ---------------      -----------         -------------
                ENHANCED SECTOR STRATEGY,
                BASIC MATERIALS STRATEGY
         16       A. Schulman, Inc.                        $       22.6500            2.56%         $     362.40
         17       Bowater Incorporated                             22.1700            3.61                376.89
         45       Chemtura Corporation                              8.4800            2.36                381.60
         11       Cleveland-Cliffs, Inc.                           34.8600            1.43                383.46
          7       Cytec Industries, Inc.                           51.7600            0.77                362.32
         10       Dow Chemical Company                             36.8900            4.07                368.90
          7       Eastman Chemical Company                         51.4900            3.42                360.43
         22       Ferro Corporation                                17.4000            3.33                382.80
         14       Georgia Gulf Corporation                         26.3200            1.22                368.48
         18       Headwaters Incorporated                          20.6800            0.00                372.24
          9       Lubrizol Corporation                             43.6100            2.38                392.49
         16       Lyondell Chemical Company                        23.7700            3.79                380.32
          6       PPG Industries                                   64.7500            2.97                388.50
         20       RPM International, Inc.                          19.0500            3.36                381.00
         19       Ryerson, Inc.                                    19.6200            1.02                372.78
         19       Sensient Technologies Corporation                19.7300            3.04                374.87
         23       Tredegar Corporation                             16.4300            0.97                377.89
          6       United States Steel Corporation                  57.0400            1.05                342.24
         40       USEC, Inc.                                        9.3100            0.00                372.40
         21       Worthington Industries, Inc.                     18.0400            3.77                378.84
                ENHANCED SECTOR STRATEGY,
                CONSUMER GOODS STRATEGY
         29       Archer-Daniels-Midland Corporation               38.3300            1.04              1,111.57
         30       Beazer Homes USA, Inc.                           37.3000            1.07              1,119.00
+        26       Garmin Ltd.                                      42.1800            1.19              1,096.68
         19       Harley-Davidson, Inc.                            59.7400            1.41              1,135.06
         39       Herman Miller, Inc.                              28.5400            1.12              1,113.06
         16       Johnson Controls, Inc.                           68.8400            1.63              1,101.44
         27       KB HOME                                          41.1100            2.43              1,109.97
         26       Lennar Corporation - CL A                        43.1100            1.48              1,120.86
         21       Nutri/System, Inc.                               57.2700            0.00              1,202.67
         32       Pepsi Bottling Group, Inc.                       34.0500            1.29              1,089.60
         28       Phillips-Van Heusen Corporation                  39.7600            0.38              1,113.28
         18       Polo Ralph Lauren Corporation                    62.3800            0.32              1,122.84
         27       Ryland Group, Inc.                               40.8900            1.17              1,104.03
         76       Steelcase, Inc.- CL A                            14.5800            2.74              1,108.08
         80       Stride Rite Corporation                          13.9800            1.72              1,118.40
         27       Thor Industries, Inc.                            41.5900            0.67              1,122.93
         15       VF Corporation                                   72.7700            3.02              1,091.55
        121       Visteon Corporation                               9.0700            0.00              1,097.47
         13       Whirlpool Corporation                            84.4700            2.04              1,098.11
         43       Wolverine World Wide, Inc.                       26.0400            1.15              1,119.72

 THE DOW JONES TOTAL MARKET PORTFOLIO, ENHANCED INDEX STRATEGY 2006-3
 PORTFOLIO (CONTINUED)
------------------------------------------------------------------------------------------------------------
                                                                                CURRENT             COST OF
NUMBER                                                     MARKET VALUE         DIVIDEND            SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                        PER SHARE (2)        YIELD (3)           PORTFOLIO (2)
    ----------   -----------------------------------       ---------------      -----------         -------------
                ENHANCED SECTOR STRATEGY,
                CONSUMER SERVICES STRATEGY
         23       Abercrombie & Fitch Company- CL A        $       64.9000            1.08%         $   1,492.70
         42       Alaska Air Group, Inc.                           36.3100            0.00              1,525.02
         52       Bob Evans Farms, Inc.                            29.2900            1.91              1,523.08
         27       Children's Place Retail Stores, Inc.             55.0000            0.00              1,485.00
         43       Comcast Corporation- CL A                        34.7200            0.00              1,492.96
         69       DeVry, Inc.                                      21.8200            0.00              1,505.58
         76       Directv Group, Inc.                              19.6100            0.00              1,490.36
         45       EchoStar Communications
                    Corporation- CL A                              33.6200            0.00              1,512.90
         55       Family Dollar Stores, Inc.                       27.6200            1.52              1,519.10
        112       Fred's, Inc.                                     13.4300            0.60              1,504.16
         30       Jack in the Box, Inc.                            49.4800            0.00              1,484.40
         23       Kohl's Corporation                               65.5200            0.00              1,506.96
         17       Liberty Media Holding Corporation -
                    Capital Series A                               85.2800            0.00              1,449.76
         72       Netflix, Inc.                                    20.6200            0.00              1,484.64
         55       Rent-A-Center, Inc.                              27.0600            0.00              1,488.30
         56       Ruby Tuesday, Inc.                               27.2000            0.17              1,523.20
         62       SkyWest, Inc.                                    24.2800            0.49              1,505.36
         91       Southwest Airlines Company                       16.3200            0.11              1,485.12
         86       ValueClick, Inc.                                 17.4700            0.00              1,502.42
         54       WMS Industries, Inc.                             27.5500            0.00              1,487.70
                ENHANCED SECTOR STRATEGY,
                ENERGY STRATEGY
         43       Berry Petroleum Company- CL A                    27.4800            1.09              1,181.64
         38       BJ Services Company                              31.3500            0.64              1,191.30
         17       Diamond Offshore Drilling, Inc.                  71.0100            0.70              1,207.17
         27       Ensco International Incorporated                 43.0000            0.23              1,161.00
        171       Grey Wolf, Inc.                                   6.9700            0.00              1,191.87
         40       Halliburton Company                              29.6500            1.01              1,186.00
         34       Helix Energy Solutions Group, Inc.               34.3800            0.00              1,168.92
         52       Helmerich & Payne, Inc.                          22.5700            0.80              1,173.64
         25       Lone Star Technologies, Inc.                     47.5000            0.00              1,187.50
         16       Marathon Oil Corporation                         74.8800            2.14              1,198.08
         38       Nabors Industries Ltd.                           30.2700            0.00              1,150.26
        180       Parker Drilling Company                           6.5700            0.00              1,182.60
         49       Patterson-UTI Energy, Inc.                       24.4300            1.31              1,197.07
         37       Rowan Companies, Inc.                            32.4000            0.00              1,198.80
         14       Seacor Holdings, Inc.                            82.8400            0.00              1,159.76
         19       Sunoco, Inc.                                     63.8700            1.57              1,213.53
         21       Tesoro Corporation                               58.1800            0.69              1,221.78
         27       Tidewater, Inc.                                  43.2500            1.39              1,167.75
         25       Unit Corporation                                 48.1500            0.00              1,203.75
         29       XTO Energy, Inc.                                 40.8600            0.73              1,184.94

 THE DOW JONES TOTAL MARKET PORTFOLIO, ENHANCED INDEX STRATEGY 2006-3
 PORTFOLIO (CONTINUED)
------------------------------------------------------------------------------------------------------------
                                                                                CURRENT             COST OF
NUMBER                                                     MARKET VALUE         DIVIDEND            SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                        PER SHARE (2)        YIELD (3)           PORTFOLIO (2)
    ----------   -----------------------------------       ---------------      -----------         -------------
                ENHANCED SECTOR STRATEGY,
                FINANCIALS STRATEGY
         21       Bear Stearns Companies, Inc.             $      129.3600            0.87%         $   2,716.56
         38       Capital One Financial Corporation                71.8700            0.15              2,731.06
         61       CIT Group, Inc.                                  44.4500            1.80              2,711.45
        171       Commercial Capital Bancorp, Inc.                 15.9200            1.88              2,722.32
        130       Conseco, Inc.                                    21.0100            0.00              2,731.30
         67       First American Corporation                       41.4900            1.74              2,779.83
         54       FirstFed Financial Corporation                   50.0100            0.00              2,700.54
        211       Fremont General Corporation                      13.1600            3.34              2,776.76
         18       Goldman Sachs Group, Inc.                       151.0000            0.93              2,718.00
        316       Impac Mortgage Holdings, Inc.                     8.7000           11.49              2,749.20
         42       Lehman Brothers Holdings, Inc.                   65.3000            0.74              2,742.60
         72       New Century Financial Corporation                38.6700           19.14              2,784.24
        103       Ohio Casualty Corporation                        26.3200            1.37              2,710.96
        129       Old Republic International Corporation           21.1900            2.83              2,733.51
         37       Prudential Financial, Inc.                       73.0500            1.07              2,702.85
         53       Reinsurance Group of America, Inc.               52.1800            0.69              2,765.54
         53       Selective Insurance Group, Inc.                  51.7700            1.70              2,743.81
         59       StanCorp Financial Group, Inc.                   46.4300            1.35              2,739.37
         61       Unitrin, Inc.                                    44.9300            3.92              2,740.73
        528       W Holding Company, Inc.                           5.1900            3.66              2,740.32
                ENHANCED SECTOR STRATEGY, HEALTH CARE STRATEGY
         41       Aetna, Inc.                                      38.4300            0.05              1,575.63
         29       Barr Pharmaceuticals, Inc.                       53.8500            0.00              1,561.65
         47       Biomet, Inc.                                     33.0900            0.91              1,555.23
         34       Biosite, Inc.                                    45.3200            0.00              1,540.88
         28       Coventry Health Care, Inc.                       54.3100            0.00              1,520.68
         64       Cytyc Corporation                                24.1700            0.00              1,546.88
         50       Endo Pharmaceuticals Holdings, Inc.              30.8500            0.00              1,542.50
         54       ImClone Systems, Inc.                            28.5400            0.00              1,541.16
         24       Johnson & Johnson                                64.0400            2.34              1,536.96
         52       Kinetic Concepts, Inc.                           29.5200            0.00              1,535.04
         93       King Pharmaceuticals, Inc.                       16.4600            0.00              1,530.78
         40       Lincare Holdings, Inc.                           38.0000            0.00              1,520.00
         35       Magellan Health Services, Inc.                   44.4200            0.00              1,554.70
         33       Medtronic, Inc.                                  46.8500            0.94              1,546.05
         37       Merck & Company, Inc.                            41.2900            3.68              1,527.73
         76       Mylan Laboratories, Inc.                         20.3000            1.18              1,542.80
         55       Pfizer, Inc.                                     27.8800            3.44              1,533.40
         38       Sierra Health Services, Inc.                     41.1600            0.00              1,564.08
         30       UnitedHealth Group, Inc.                         51.6000            0.06              1,548.00
         32       Wyeth                                            48.8000            2.05              1,561.60

 THE DOW JONES TOTAL MARKET PORTFOLIO, ENHANCED INDEX STRATEGY 2006-3
 PORTFOLIO (CONTINUED)
------------------------------------------------------------------------------------------------------------
                                                                                CURRENT             COST OF
NUMBER                                                     MARKET VALUE         DIVIDEND            SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                        PER SHARE (2)        YIELD (3)           PORTFOLIO (2)
    ----------   -----------------------------------       ---------------      -----------         -------------
                ENHANCED SECTOR STRATEGY,
                INDUSTRIALS STRATEGY
         76       Anaren, Inc.                             $       20.4500            0.00%         $   1,554.20
         36       Arkansas Best Corporation                        44.3100            1.35              1,595.16
         44       Belden CDT, Inc.                                 35.9900            0.56              1,583.56
         19       Carlisle Companies, Inc.                         82.2300            1.31              1,562.37
         24       Corrections Corporation of America               66.1800            0.00              1,588.32
         14       Cummins, Inc.                                   110.9500            1.30              1,553.30
         47       Eagle Materials, Inc.                            33.5800            2.08              1,578.26
         30       EMCOR Group, Inc.                                52.9100            0.00              1,587.30
        134       Emdeon Corporation                               11.5300            0.00              1,545.02
         44       General Cable Corporation                        34.9500            0.00              1,537.80
         24       Genlyte Group, Inc.                              65.9400            0.00              1,582.56
         29       Granite Construction, Inc.                       53.3800            0.75              1,548.02
         35       McDermott International, Inc.                    44.2800            0.00              1,549.80
         75       OMI Corporation                                  20.5600            1.95              1,542.00
         25       Overseas Shipholding Group, Inc.                 62.2900            1.61              1,557.25
         33       Raytheon Company                                 47.9000            2.00              1,580.70
         36       Regal-Beloit Corporation                         42.9400            1.30              1,545.84
         44       Viad Corporation                                 35.2500            0.45              1,551.00
        116       Vishay Intertechnology, Inc.                     13.4800            0.00              1,563.68
         39       Watson Wyatt Worldwide, Inc. - CL A              40.0000            0.75              1,560.00
                Enhanced Sector Strategy,
                Technology Strategy
        115       Actel Corporation                                15.0300            0.00              1,728.45
        116       Audiovox Corporation - CL A                      14.5600            0.00              1,688.96
         60       Avocent Corporation                              28.7100            0.00              1,722.60
         57       Cabot Microelectronics Corporation               29.9300            0.00              1,706.01
         29       CDW Corporation                                  60.0600            0.87              1,741.74
        268       CIBER, Inc.                                       6.4400            0.00              1,725.92
        111       Cohu, Inc.                                       15.7700            1.52              1,750.47
         36       Computer Sciences Corporation                    47.3800            0.00              1,705.68
         85       Hutchinson Technology, Inc.                      20.7800            0.00              1,766.30
        125       IKON Office Solutions, Inc.                      13.6600            1.17              1,707.50
         78       InfoSpace, Inc.                                  21.8600            0.00              1,705.08
         94       Insight Enterprises, Inc.                        18.4100            0.00              1,730.54
        122       Juniper Networks, Inc.                           14.2400            0.00              1,737.28
         31       Lexmark International, Inc.- CL A                55.4400            0.00              1,718.64
         63       Novellus Systems, Inc.                           27.1100            0.00              1,707.93
        115       OmniVision Technologies, Inc.                    15.1400            0.00              1,741.10
        122       Perot Systems Corporation - CL A                 14.1300            0.00              1,723.86
         97       Plantronics, Inc.                                17.9800            1.11              1,744.06
        174       RealNetworks, Inc.                               10.0700            0.00              1,752.18
        206       UTStarcom, Inc.                                   8.4000            0.00              1,730.40

 THE DOW JONES TOTAL MARKET PORTFOLIO, ENHANCED INDEX STRATEGY 2006-3
 PORTFOLIO (CONTINUED)
------------------------------------------------------------------------------------------------------------
                                                                                CURRENT             COST OF
NUMBER                                                     MARKET VALUE         DIVIDEND            SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                        PER SHARE (2)        YIELD (3)           PORTFOLIO (2)
    ----------   -----------------------------------       ---------------      -----------         -------------
                ENHANCED SECTOR STRATEGY,
                TELECOMMUNICATIONS STRATEGY
         14       ALLTEL Corporation                       $       55.1700            0.91%         $     772.38
         25       AT&T, Inc.                                       31.6000            4.21                790.00
         19       BellSouth Corporation                            41.4400            2.80                787.36
         20       CenturyTel, Inc.                                 39.7800            0.63                795.60
        161       Cincinnati Bell, Inc.                             4.9500            0.00                796.95
         58       Citizens Communications Company                  13.5200            7.40                784.16
        114       Dobson Communications Corporation                 6.9200            0.00                788.88
         90       Qwest Communications International, Inc.          8.6000            0.00                774.00
         47       Sprint Nextel Corporation                        16.4800            0.61                774.56
         22       Verizon Communications, Inc.                     35.5400            4.56                781.88
                ENHANCED SECTOR STRATEGY, UTILITIES STRATEGY
         23       AES Corporation                                  20.2800            0.00                466.44
         13       AGL Resources, Inc.                              35.5800            4.16                462.54
         34       CenterPoint Energy, Inc.                         14.0700            4.26                478.38
         19       Cleco Corporation                                24.7300            3.64                469.87
         11       DTE Energy Company                               41.0000            5.02                451.00
         16       Duke Energy Corporation                          30.1700            4.24                482.72
         11       Edison International                             42.1400            2.56                463.54
         20       Energy East Corporation                          23.6900            4.90                473.80
         11       FPL Group, Inc.                                  44.4200            3.38                488.62
         12       ONEOK, Inc.                                      38.5400            3.32                462.48
         11       PG&E Corporation                                 41.2900            3.20                454.19
         11       Pinnacle West Capital Corporation                45.1700            4.43                496.87
         14       PPL Corporation                                  33.4500            3.29                468.30
         11       Progress Energy, Inc.                            43.6200            5.55                479.82
         21       Puget Energy, Inc.                               22.2100            4.50                466.41
         12       SCANA Corporation                                40.3300            4.17                483.96
          9       Sempra Energy                                    49.6700            2.42                447.03
         18       Vectren Corporation                              26.4400            4.61                475.92
         20       Westar Energy, Inc.                              23.3500            4.28                467.00
         10       WPS Resources Corporation                        49.5200            4.64                495.20
----------                                                                                          -------------
     10,072                                                                                         $  252,180.65
==========                                                                                          =============


See "Notes to Portfolios".

GLOSSARY OF STRATEGY SCREENS

ASSET TURNOVER TREND - The median asset turnover for the four most recent quarters divided by the median asset turnover of the 12 most recent quarters. Asset turnover is the sum of the four most recent quarters of sales divided by the average of the four most recent quarters of assets.


CASH FLOW TO NET INCOME - Sum of the four most recent quarters of cash flow divided by sum of the four most recent quarters of net income. Cash flow is defined as income before extraordinary items plus depreciation and amortization.


DIVIDEND YIELD - The indicated annual dividend divided by the current stock price.


DIVIDEND YIELD TO FIVE-YEAR MEDIAN - Current dividend yield divided by the median dividend yield over the past 60 months.


EARNINGS PREDICTABILITY - A ratio that seeks to measure of the stability of year-to-year earnings growth over the past 20 quarters. Calculated by dividing the standard deviation of year-to-year changes in per-share earnings by the average year-to-year change in per-share earnings.


EBIT MARGIN - Earnings before interest and taxes (EBIT) divided by sales.


ENTERPRISE VALUE TO EBITDA - Enterprise value divided by earnings before interest, taxes, depreciation, and amortization. Enterprise value equals stock market capitalization plus sum of debt and preferred stock minus cash and cash equivalents.


EPS CHANGE LAST QUARTER - Year-to-year change in operating earnings per share. Operating earnings exclude the effect of all nonrecurring items, including cumulative effect of accounting changes, discontinued operations, extraordinary items, special items, and one-time income tax expenses/benefits.


EPS REVISIONS CURRENT QUARTER - The net percentage of positive profit-estimate revisions. First, the number of earnings estimates for the next fiscal quarter that have been decreased from the prior month are subtracted from the number that have been increased. Next, that result is divided by the total number of earnings estimates for the quarter.


EPS SURPRISE LAST QUARTER - The difference between last quarter's actual earnings per share and the average estimate, divided by the absolute value of the actual earnings per share.


FIVE-YEAR EARNINGS GROWTH - The difference between operating earnings per share in the most recent four quarters and operating earnings per share in the four quarters five years earlier, expressed as a percentage.


GROSS MARGIN - Net sales in most recent four quarters minus cost of goods sold in most recent four quarters, with this total then divided by net sales.


GROSS MARGIN TREND - The median gross margin over the past four quarters divided by median gross margin over the past 12 quarters.


LONG-TERM EXPECTED PROFIT GROWTH - The simple average of analysts' estimates for five-year growth in earnings per share.


NET PROFIT MARGIN - Net income divided by sales.

ONE-YEAR EARNINGS GROWTH - The difference between operating earnings per share in the most recent four quarters divided by operating earnings per share in the four quarters one year earlier, expressed as a percentage.


ONE-YEAR NET INCOME GROWTH - The difference between net earnings per share in the most recent four quarters and net earnings per share in the four quarters one year earlier, expressed as a percentage. Net earnings exclude discontinued operations and extraordinary items.


OPERATING MARGIN - Operating income before deprecation divided by sales, calculated for most recent four quarters.


OPERATING INCOME CHANGE LAST QUARTER - The difference between operating income in the latest quarter and the year-earlier quarter.


PRICE/EARNINGS RATIO - Stock price divided by earnings per share from operations over past four quarters.


PRICE/BOOK VALUE RATIO - Stock price divided by current book value per share.


PRICE/BOOK VALUE RATIO VERSUS THREE-YEAR AVERAGE - The current price/book value ratio divided by the median of the price/book value ratio over the past 36 months.


PRICE/CASH FLOW RATIO - Stock price divided by per-share cash flow over past four quarters, with cash flow defined as net income plus depreciation and amortization.


PRICE/FREE CASH FLOW RATIO - Stock price divided by per-share free cash flow over past four quarters. Free cash flow represents the net change in cash from all items classified in the operating activities section on a statement of cash flows, minus capital spending and cash dividends.


PRICE/SALES RATIO - Stock price divided by per-share sales over most recent four quarters.


PRICE/SALES TO THREE-YEAR AVERAGE - Current price/sales ratio divided by median price/sales ratio over past 36 months.


PRICE/SALES TO FIVE-YEAR AVERAGE - Current price/sales ratio divided by median price/sales ratio over past 60 months.


RETURN ON EQUITY - Income before extraordinary items over most recent four quarters divided by average for common equity over four most recent quarters


TANGIBLE BOOK ONE-YEAR CHANGE - The change in tangible shareholders equity per share over the most recent year. Tangible shareholders equity equals shareholders equity minus intangible assets, such as goodwill.


TANGIBLE BOOK FIVE-YEAR CHANGE - The change in tangible shareholders equity per share over the past five years. Tangible shareholders equity equals shareholders equity minus intangible assets, such as goodwill.


THREE-YEAR SALES GROWTH - The difference between per-share sales in the most recent four quarters and per-share sales in the four quarters three years earlier, expressed as a percentage.


TOTAL RETURN FOR THE PAST SIX MONTHS - The percentage return on a stock over most recent six months, reflecting dividends and change in stock price.





NOTES TO HYPOTHETICAL PERFORMANCE TABLES

   Total return for each period was calculated by (1) subtracting the closing sale price of the stocks on the last trading day of the prior period from the closing sale price of the stocks on the last trading day of the period, (2) adding dividends paid during that period and (3) dividing the result by the closing sale price of the stocks on the last trading day of the prior period and reducing this amount by typical Portfolio expenses and sales charges. Average annual total return reflects annualized change while total return reflects aggregate change and is not annualized. The sales charge used for the total returns is 2.95% for the first year and 1.95% for subsequent years, which reflects the Portfolios' reduced sales charge for "rollover" investments. Adjustments were made to reflect events such as stock splits and corporate spin-offs. Total return does not take into consideration commissions or taxes. With respect to foreign securities, all values are converted into U.S. dollars using the applicable currency exchange rate.

   These tables represent hypothetical past performance of the Portfolio strategies (not the Portfolios) and are not guarantees or indications of future performance of any Portfolio. Unitholders will not necessarily realize as high a total return as the hypothetical returns in the tables for several reasons including, among others: the total return figures in the tables do not reflect taxes; the Portfolios are established at different times of the year; a Portfolio may not be able to invest equally in the Securities according to the strategy weightings and may not be fully invested at all times; the Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units; and currency exchange rates will be different. In addition, both stock prices (which may appreciate or depreciate) and dividends (which may be increased, reduced or eliminated) will affect actual returns. There can be no assurance that any Portfolio will outperform the related stock index over its life or future rollover periods, if available. The sources for the information contained in the tables are Bloomberg L.P., Dow Jones Corporation, Horizon Investment Services, Ibbotson Associates, Factset, Compustat, Morgan Stanley Capital International and Standard &Poor's. The Sponsor has not independently verified the data obtained from these sources but has no reason to believe that this data is incorrect in any material respect.

NOTES TO PORTFOLIOS


    (1) The Securities are initially represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. Contracts to acquire Securities were entered into on September 11, 2006 and have settlement date of September 14, 2006 (see "The Portfolios").


    (2) The value of each Security is determined on the bases set forth under "Public Offering--Unit Price" as of the close of the New York Stock Exchange on the business day before the Initial Date of Deposit. Other information regarding the Securities, as of the Initial Date of Deposit, is as follows:


                                                                                    COST TO             PROFIT (LOSS)
                                                                                    SPONSOR               TO SPONSOR
                                                                                 ------------            ------------
          Enhanced Sector Strategy, Basic Materials Portfolio                   149,551                       (207)
          Enhanced Sector Strategy, Consumer Goods Portfolio                    150,985                       (144)
          Enhanced Sector Strategy, Consumer Services Portfolio                 150,623                       (164)
          Enhanced Sector Strategy, Energy Portfolio                            148,133                       (170)
          Enhanced Sector Strategy, Financials Portfolio                        149,991                       (182)
          Enhanced Sector Strategy, Health Care Portfolio                       150,095                       (130)
          Enhanced Sector Strategy, Industrials Portfolio                       149,935                       (133)
          Enhanced Sector Strategy, Technology Portfolio                        150,537                       (275)
          Enhanced Sector Strategy, Telecommunications Portfolio                150,248                       (328)
          Enhanced Sector Strategy, Utilities Portfolio                         148,663                       (142)
          The Dow Jones Total Market Portfolio, Enhanced Index Strategy         252,483                       (302)


          "+" indicates that the stock was issued by a foreign company.


    (3) Current Dividend Yield for each Security is based on the estimated annual dividends per share and the Security's value as of the most recent close of trading on the New York Stock Exchange on the business day before the Initial Date of Deposit. Estimated annual dividends per share are calculated by annualizing the most recently declared regular dividends or by adding the most recent regular interim and final dividends declared and reflect any foreign withholding taxes.


             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


      To the Board of Directors of Van Kampen Funds Inc. and the Unitholders of Van Kampen Unit Trusts, Series 603:

      We have audited the accompanying statements of condition and the related portfolios of Enhanced Sector Strategy, Basic Materials Portfolio 2006-3, Enhanced Sector Strategy, Consumer Goods Portfolio 2006-3, Enhanced Sector Strategy, Consumer Services Portfolio 2006-3, Enhanced Sector Strategy, Energy Portfolio 2006-3, Enhanced Sector Strategy, Financials Portfolio 2006-3, Enhanced Sector Strategy, Health Care Portfolio 2006-3, Enhanced Sector Strategy, Industrials Portfolio 2006-3, Enhanced Sector Strategy, Technology Portfolio 2006-3, Enhanced Sector Strategy, Telecommunications Portfolio 2006-3, Enhanced Sector Strategy, Utilities Portfolio 2006-3, The Dow Jones Total Market Portfolio, Enhanced Index Strategy 2006-3 (included in Van Kampen Unit Trusts, Series 603) as of September 12, 2006. The statements of condition and portfolios are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.

      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of condition are free of material misstatement. The trust is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of condition, assessing the accounting principles used and significant estimates made by the sponsor, as well as evaluating the overall statements of condition presentation. Our procedures included confirmation with The Bank of New York, trustee, of cash or an irrevocable letter of credit deposited for the purchase of securities as shown in the statements of condition as of September 12, 2006. We believe that our audits of the statements of condition provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Enhanced Sector Strategy, Basic Materials Portfolio 2006-3, Enhanced Sector Strategy, Consumer Goods Portfolio 2006-3, Enhanced Sector Strategy, Consumer Services Portfolio 2006-3, Enhanced Sector Strategy, Energy Portfolio 2006-3, Enhanced Sector Strategy, Financials Portfolio 2006-3, Enhanced Sector Strategy, Health Care Portfolio 2006-3, Enhanced Sector Strategy, Industrials Portfolio 2006-3, Enhanced Sector Strategy, Technology Portfolio 2006-3, Enhanced Sector Strategy, Telecommunications Portfolio 2006-3, Enhanced Sector Strategy, Utilities Portfolio 2006-3, The Dow Jones Total Market Portfolio, Enhanced Index Strategy 2006-3 (included in Van Kampen Unit Trusts, Series 603) as of September 12, 2006, in conformity with accounting principles generally accepted in the United States of America.

                                                              GRANT THORNTON LLP
   New York, New York
   September 12, 2006

                             STATEMENTS OF CONDITION
                            As of September 12, 2006



                                                                            ENHANCED         ENHANCED         ENHANCED
                                                                             SECTOR           SECTOR           SECTOR
                                                                            STRATEGY,        STRATEGY,        STRATEGY,
                                                                              BASIC          CONSUMER         CONSUMER
                                                                            MATERIALS          GOODS          SERVICES
INVESTMENT IN SECURITIES                                                    PORTFOLIO        PORTFOLIO        PORTFOLIO
                                                                          -------------    -------------    -------------
Contracts to purchase Securities (1)                                     $     149,344    $     150,841    $     150,459
                                                                          -------------    -------------    -------------
     Total                                                               $     149,344    $     150,841    $    150,459
                                                                          =============    =============    =============

LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--
     Organization costs (2)                                              $         754    $         762    $         760
     Deferred sales charge liability (3)                                         2,187            2,209            2,204
     Creation and development fee liability (4)                                    754              762              760
Interest of Unitholders--
     Cost to investors (5)                                                     150,860          152,370          151,980
     Less: initial sales charge (5)(6)                                           1,516            1,529            1,521
     Less: deferred sales charge, creation and development fee and
         organization costs (2)(4)(5)(6)                                         3,695            3,733            3,724
                                                                          -------------    -------------    -------------
         Net interest to Unitholders (5)                                       145,649          147,108          146,735
                                                                          -------------    -------------    -------------
     Total                                                               $     149,344    $     150,841    $    150,459
                                                                          =============    =============    =============
Units outstanding                                                               15,086           15,237           15,198
                                                                          =============    =============    =============
Net asset value per Unit                                                 $       9.655    $       9.655    $       9.655
                                                                          =============    =============    =============



------------

    (1) The value of the Securities is determined by the Trustee on the bases set forth under "Public Offering--Unit Price". The contracts to purchase Securities are collateralized by separate irrevocable letters of credit which have been deposited with the Trustee.

    (2) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing a Portfolio. The amount of these costs are set forth in the "Fee Table". A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which the organization expense obligation of the investors will be satisfied. To the extent that actual organization costs of a Portfolio are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Portfolio.

    (3) Represents the amount of mandatory distributions from a Portfolio on the bases set forth under "Public Offering".

    (4) The creation and development fee is payable by a Portfolio on behalf of Unitholders out of the assets of the Portfolio as of the close of the initial offering period. If Units are redeemed prior to the close of the initial public offering period, the fee will not be deducted from the proceeds.

    (5) The aggregate public offering price and the aggregate sales charge are computed on the bases set forth under "Public Offering".

    (6) Assumes the maximum sales charge.



                             STATEMENTS OF CONDITION
                            As of September 12, 2006

                                                          ENHANCED          ENHANCED         ENHANCED         ENHANCED
                                                           SECTOR            SECTOR           SECTOR           SECTOR
                                                          STRATEGY,         STRATEGY,        STRATEGY,        STRATEGY,
                                                           ENERGY          FINANCIALS       HEALTH CARE      INDUSTRIALS
INVESTMENT IN SECURITIES                                  PORTFOLIO         PORTFOLIO        PORTFOLIO        PORTFOLIO
                                                        -------------     -------------    -------------    -------------
Contracts to purchase Securities (1)                   $     147,963     $     149,809    $     149,965    $     149,802
                                                        -------------     -------------    -------------    -------------
     Total                                             $     147,963     $     149,809    $     149,965    $     149,802
                                                        =============     =============    =============    =============

LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--
     Organization costs (2)                            $         747     $         757    $         757    $         757
     Deferred sales charge liability (3)                       2,167             2,194            2,196            2,194
     Creation and development fee liability (4)                  747               757              757              757
Interest of Unitholders--
     Cost to investors (5)                                   149,460           151,330          151,480          151,320
     Less: initial sales charge (5)(6)                         1,497             1,521            1,515            1,518
     Less: deferred sales charge, creation and
         development fee and organization
         costs (2)(4)(5)(6)                                    3,661             3,708            3,710            3,708
                                                        -------------     -------------    -------------    -------------
         Net interest to Unitholders (5)                     144,302           146,101          146,255          146,094
                                                        -------------     -------------    -------------    -------------
     Total                                             $     147,963     $     149,809    $     149,965    $     149,802
                                                        =============     =============    =============    =============
Units outstanding                                             14,946            15,133           15,148           15,132
                                                        =============     =============    =============    =============
Net asset value per Unit                               $       9.655     $       9.655    $       9.655    $       9.655
                                                        =============     =============    =============    =============


------------

    (1) The value of the Securities is determined by the Trustee on the bases set forth under "Public Offering--Unit Price". The contracts to purchase Securities are collateralized by separate irrevocable letters of credit which have been deposited with the Trustee.

    (2) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing a Portfolio. The amount of these costs are set forth in the "Fee Table". A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which the organization expense obligation of the investors will be satisfied. To the extent that actual organization costs of a Portfolio are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Portfolio.

    (3) Represents the amount of mandatory distributions from a Portfolio on the bases set forth under "Public Offering".

    (4) The creation and development fee is payable by a Portfolio on behalf of Unitholders out of the assets of the Portfolio as of the close of the initial offering period. If Units are redeemed prior to the close of the initial public offering period, the fee will not be deducted from the proceeds.

    (5) The aggregate public offering price and the aggregate sales charge are computed on the bases set forth under "Public Offering".

    (6) Assumes the maximum sales charge.



                             STATEMENTS OF CONDITION
                            As of September 12, 2006

                                                                                                               THE DOW
                                                                                                                JONES
                                                          ENHANCED          ENHANCED         ENHANCED       TOTAL MARKET
                                                           SECTOR            SECTOR           SECTOR         PORTFOLIO,
                                                          STRATEGY,         STRATEGY,        STRATEGY,        ENHANCED
                                                         TECHNOLOGY    TELECOMMUNICATIONS    UTILITIES          INDEX
INVESTMENT IN SECURITIES                                  PORTFOLIO         PORTFOLIO        PORTFOLIO        STRATEGY
                                                        -------------     -------------    -------------    -------------
Contracts to purchase Securities (1)                   $     150,262     $     149,920    $     148,521    $     252,181
                                                        -------------     -------------    -------------    -------------
     Total                                             $      150,262    $     149,920    $     148,521    $    252,181
                                                        =============     =============    =============    =============

LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--
     Organization costs (2)                            $         759     $         757    $         750    $         280
     Deferred sales charge liability (3)                       2,201             2,196            2,175            3,694
     Creation and development fee liability (4)                  759               757              750            1,274
Interest of Unitholders--
     Cost to investors (5)                                   151,790           151,440          150,030          254,730
     Less: initial sales charge (5)(6)                         1,528             1,520            1,509            2,549
     Less: deferred sales charge, creation and
         development fee and organization
         costs (2)(4)(5)(6)                                    3,719             3,710            3,675            5,248
                                                        -------------     -------------    -------------    -------------
         Net interest to Unitholders (5)                     146,543           146,210          144,846          246,933
                                                        -------------     -------------    -------------    -------------
     Total                                             $     150,262     $     149,920    $     148,521    $     252,181
                                                        =============     =============    =============    =============
Units outstanding                                             15,179            15,144           15,003           25,473
                                                        =============     =============    =============    =============
Net asset value per Unit                               $       9.655     $       9.655    $       9.655    $       9.694
                                                        =============     =============    =============    =============


------------

    (1) The value of the Securities is determined by the Trustee on the bases set forth under "Public Offering--Unit Price". The contracts to purchase Securities are collateralized by separate irrevocable letters of credit which have been deposited with the Trustee.

    (2) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing a Portfolio. The amount of these costs are set forth in the "Fee Table". A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which the organization expense obligation of the investors will be satisfied. To the extent that actual organization costs of a Portfolio are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Portfolio.

    (3) Represents the amount of mandatory distributions from a Portfolio on the bases set forth under "Public Offering".

    (4) The creation and development fee is payable by a Portfolio on behalf of Unitholders out of the assets of the Portfolio as of the close of the initial offering period. If Units are redeemed prior to the close of the initial public offering period, the fee will not be deducted from the proceeds.

    (5) The aggregate public offering price and the aggregate sales charge are computed on the bases set forth under "Public Offering".

    (6) Assumes the maximum sales charge.


THE PORTFOLIOS
--------------------------------------------------------------------------------

   The Portfolios were created under the laws of the State of New York pursuant to a Trust Indenture and Trust Agreement (the "Trust Agreement"), dated the date of this prospectus (the "Initial Date of Deposit"), among Van Kampen Funds Inc., as Sponsor, Van Kampen Asset Management, as Supervisor, and The Bank of New York, as Trustee.

   The Portfolios offer investors the opportunity to purchase Units representing proportionate interests in portfolios of equity securities which are components of major stock market indexes. A Portfolio may be an appropriate medium for investors who desire to participate in a portfolio of stocks with greater diversification than they might be able to acquire individually and who are seeking to achieve a better performance than the related index.

   On the Initial Date of Deposit, the Sponsor deposited delivery statements relating to contracts for the purchase of the Securities and an irrevocable letter of credit in the amount required for these purchases with the Trustee. In exchange for these contracts the Trustee delivered to the Sponsor documentation evidencing the ownership of Units of the Portfolios. Unless otherwise terminated as provided in the Trust Agreement, the Portfolios will terminate on the Mandatory Termination Date and any remaining Securities will be liquidated or distributed by the Trustee within a reasonable time. As used in this prospectus the term "Securities" means the securities (including contracts to purchase these securities) listed in each "Portfolio" and any additional securities deposited into each Portfolio.

   Additional Units of a Portfolio may be issued at any time by depositing in the Portfolio (i) additional Securities, (ii) contracts to purchase Securities together with cash or irrevocable letters of credit or (iii) cash (or a letter of credit or the equivalent) with instructions to purchase additional Securities. As additional Units are issued by a Portfolio, the aggregate value of the Securities will be increased and the fractional undivided interest represented by each Unit will be decreased. The Sponsor may continue to make additional deposits into a Portfolio following the Initial Date of Deposit provided that the additional deposits will be in amounts which will maintain, as nearly as practicable, the same percentage relationship among the number of shares of each Security in the Portfolio that existed immediately prior to the subsequent deposit. Investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the deposit and the purchase of the Securities and because the Portfolios will pay the associated brokerage or acquisition fees. Purchases and sales of Securities by your Portfolio may impact the value of the Securities. This may especially be the case during the initial offering of Units, upon Portfolio termination and in the course of satisfying large Unit redemptions.

   Each Unit of your Portfolio initially offered represents an undivided interest in the Portfolio. At the close of the New York Stock Exchange on the Initial Date of Deposit, the number of Units may be adjusted so that the Public Offering Price per Unit equals $10. The number of Units, fractional interest of each Unit in your Portfolio and the estimated distributions per Unit will increase or decrease to the extent of any adjustment. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in your Portfolio represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in your Portfolio will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

   Each Portfolio consists of (a) the Securities (including contracts for the purchase thereof) listed under the applicable "Portfolio" as may continue to be held from time to time in the Portfolio, (b) any additional Securities acquired and held by the Portfolio pursuant to the provisions of the Trust Agreement and
(c) any cash held in the related Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Securities.

OBJECTIVES AND SECURITIES SELECTION
--------------------------------------------------------------------------------

   The objective and investment strategy of each Portfolio is described in the individual Portfolio sections. Each Portfolio follows an investment strategy created and implemented by Horizon Investment Services, LLC using its Quadrix stock rating system. There is no assurance that a Portfolio will achieve its objective.

   The Portfolios offer the potential to achieve better performance than the related indexes through index-based investment strategies. Certain strategies may also offer the potential for less volatility or potential for higher dividend income when compared to the related index. The investment strategies are designed to be implemented on an annual basis. Investors who hold Units through Portfolio termination may have investment results that differ significantly from a Unit investment that is reinvested into a new trust every twelve months.

   Except as described herein, publisher of the indices has not participated in any way in the creation of the Portfolios or in the selection of stocks included in the Portfolios and has not approved any information herein relating thereto. The publisher of these indices is not affiliated with the Sponsor.

   The Portfolios are not sponsored, endorsed, sold or promoted by Dow Jones. Dow Jones makes no representation or warranty, express or implied, to the owners of the Portfolios or any member of the public regarding the advisability of investing in securities generally or in the Portfolios particularly. Dow Jones' only relationship to the Portfolios is the licensing of certain trademarks, trade names and service marks of Dow Jones and the Dow Jones indices, which are determined, composed and calculated by Dow Jones without regard to the Portfolios. Dow Jones has no obligation to take the needs of the Sponsor or the owners of the Portfolios into consideration in determining, composing or calculating the Dow Jones indices. Dow Jones is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Portfolios to be issued or in the determination or calculation of the equation by which the Portfolios are to be converted into cash. Dow Jones has no obligation or liability in connection with the administration, marketing or trading of the Portfolios.

   DOW JONES DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES INDICES OR ANY DATA INCLUDED THEREIN AND DOW JONES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY OWNERS OF THE PORTFOLIOS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES INDICES OR ANY DATA INCLUDED THEREIN. DOW JONES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES INDICES OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN DOW JONES AND THE PORTFOLIOS.

   The Sponsor does not manage the Portfolios. You should note that the selection criteria were applied to the Securities for inclusion in the Portfolios as of the applicable selection time. After this time, the Securities may no longer meet the selection criteria. Should a Security no longer meet the selection criteria, we will generally not remove the Security from its Portfolio. In offering the Units to the public, neither the Sponsor nor any broker-dealers are recommending any of the individual Securities but rather the entire pool of Securities in a Portfolio, taken as a whole, which are represented by the Units.

RISK FACTORS
--------------------------------------------------------------------------------

   All investments involve risk. This section describes the main risks that can impact the value of the securities in your Portfolio. You should understand these risks before you invest. If the value of the securities falls, the value of your Units will also fall. We cannot guarantee that your Portfolio will achieve its objective or that your investment return will be positive over any period.

   Market Risk. Market risk is the risk that the value of the securities in your Portfolio will fluctuate. This could cause the value of your Units to fall below your original purchase price. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security's issuer, perceptions of the issuer, or ratings on a security of the issuer. Even though your Portfolio is supervised, you should remember that we do not manage your Portfolio. Your Portfolio will not sell a security solely because the market value falls as is possible in a managed fund. In addition, because some Portfolios hold relatively small number of stocks, you may encounter greater market risk than in a more diversified investment.

   Dividend Payment Risk. Dividend payment risk is the risk that an issuer of a security is unwilling or unable to pay income on a security. Stocks represent ownership interests in the issuers and are not obligations of the issuers. Common stockholders have a right to receive dividends only after the company has provided for payment of its creditors, bondholders and preferred stockholders. Common stocks do not assure dividend payments. Dividends are paid only when declared by an issuer's board of directors and the amount of any dividend may vary over time.

   Strategy Correlation. Each Portfolio involves the risk that its performance will not sufficiently correspond with the hypothetical performance of the Portfolio's investment strategy. This can happen for reasons such as:

     o the impracticability of owning each of the strategy stocks with the exact weightings at a given time,

     o strategy performance is based on a calendar year strategy while the Portfolios are created at various times during the year and have 15 month terms,

     o    a Portfolio may not be fully invested at all times, and

     o    fees and expenses of a Portfolio.

   In addition, the stock selection strategy of a Portfolio may not be successful in identifying stocks that appreciate in value or pay significant dividends. A Portfolio may not achieve its objective if this happens.

   Industry Concentrations. Your Portfolio may invest significantly in certain industries. Any negative impact on the related industry will have a greater impact on the value of Units than on a portfolio diversified over several industries. You should understand the risks of these industries before you invest.

   Basic Materials Issuers. The Enhanced Sector Strategy, Basic Materials Portfolio invests exclusively in companies in the basic materials industry. Companies in the basic materials sector could be adversely affected by commodity price volatility, exchange rates, import controls and increased competition. Production of industrial materials often exceeds demand as a result of over-building or economic downturns, leading to poor investment returns. Companies in the basic materials sector are at risk for environmental damage and product liability claims. Companies in the basic materials sector may be adversely affected by depletion of resources, technical progress, labor relations, and governmental regulations.

   Consumer Product and Retail Issuers. The Enhanced Sector Strategy, Consumer Goods Portfolio and the Enhanced Sector Strategy, Consumer Services Portfolio invest exclusively in companies that manufacture or sell various consumer products and/or services. General risks of these companies include the general state of the economy, intense competition and consumer spending trends. A decline in the economy which results in a reduction of consumers' disposable income can negatively impact spending habits. Competitiveness in the retail industry will require large capital outlays for the installation of automated checkout equipment to control inventory, track the sale of items and gauge the success of sales campaigns. Retailers who sell their products over the Internet have the potential to access more consumers, but will require sophisticated technology to remain competitive.

   Energy Issuers. The Enhanced Sector Strategy, Energy Portfolio invests exclusively in energy companies. Energy companies face risks related to political conditions in oil producing regions (such as the Middle East), the actions of the Organization of Petroleum Exporting Countries (OPEC), the price and worldwide supply of oil and natural gas, the price and availability of alternative fuels, the ability to find and acquire oil and gas reserves that are economically recoverable, operating hazards, government regulation and the level of consumer demand. Political conditions of some oil producing regions have been unstable in the past. Political instability or war in these regions could have a negative impact on your investment. Oil and natural gas prices can be extremely volatile. OPEC controls a substantial portion of world oil production. OPEC may take actions to increase or suppress the price or availability of oil. Various domestic and foreign government authorities and international cartels also impact these prices. Any substantial decline in these prices could have an adverse effect on energy companies. Energy companies depend on their ability to find and acquire additional energy reserves. The exploration and recovery process involves significant operating hazards and can be very costly. An energy company has no assurance that it will find reserves or that any reserves found will be economically recoverable. The industry also faces substantial government regulation, including environmental regulation. These regulations have increased costs and limited production and usage of certain fuels. Furthermore, certain companies involved in the industry have also faced scrutiny for alleged accounting irregularities that may have led to the overstatement of their financial results, and other companies in the industry may face similar scrutiny.

   Financial Services Issuers. The Enhanced Sector Strategy, Financials Portfolio invests exclusively in financial services companies. Banks and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets and in commercial and residential real estate loans; and competition from new entrants in their fields of business. In addition, banks and their holding companies are extensively regulated at both the federal and state level and may be adversely affected by increased regulations.

   Banks will face increased competition from nontraditional lending sources as regulatory changes, such as the recently enacted Gramm-Leach-Bliley financial services overhaul legislation, permit new entrants to offer various financial products. Technological advances such as the Internet allow these nontraditional lending sources to cut overhead and permit the more efficient use of customer data. Banks are already facing tremendous pressure from mutual funds, brokerage firms and other financial service providers in the competition to furnish services that were traditionally offered by banks.

   Companies engaged in investment management and broker-dealer activities are subject to volatility in their earnings and share prices that often exceeds the volatility of the equity market in general. Adverse changes in the direction of the stock market, investor confidence, equity transaction volume, the level and direction of interest rates and the outlook of emerging markets could adversely affect the financial stability, as well as the stock prices, of these companies. Additionally, competitive pressures, including increased competition with new and existing competitors, the ongoing commoditization of traditional businesses and the need for increased capital expenditures on new technology could adversely impact the profit margins of companies in the investment management and brokerage industries. Companies involved in investment management and broker-dealer activities are also subject to extensive regulation by government agencies and self-regulatory organizations, and changes in laws, regulations or rules, or in the interpretation of such laws, regulations and rules could adversely affect the stock prices of such companies.

   Companies involved in the insurance, reinsurance and risk management industry underwrite, sell or distribute property, casualty and business insurance. Many factors affect insurance, reinsurance and risk management company profits, including interest rate movements, the imposition of premium rate caps, a misapprehension of the risks involved in given underwritings, competition and pressure to compete globally, weather catastrophes or other disasters and the effects of client mergers. Already extensively regulated, insurance companies' profits may be adversely affected by increased government regulations or tax law changes.

   Health Care Issuers. The Enhanced Sector Strategy, Health Care Portfolio invests exclusively in health care companies. These issuers include companies involved in advanced medical devices and instruments, drugs and biotec hnology, managed care, hospital management/health services and medical supplies. These companies face substantial government regulation and approval procedures. Congress and the president have proposed a variety of legislative changes concerning health care issuers from time to time. Government regulation, and any change in regulation, can have a significantly unfavorable effect on the price and availability of products and services.

   Drug and medical products companies also face the risk of increasing competition from new products or services, generic drug sales, termination of patent protection for drug or medical supply products and the risk that a product will never come to market. The research and development costs of bringing a new drug or medical product to market are substantial. This process involves lengthy government review with no guarantee of approval. These companies may have losses and may not offer proposed products for several years, if at all. The failure to gain approval for a new drug or product can have a substantial negative impact on a company and its stock.

   Health care facility operators face risks related to demand for services, the ability of the facility to provide required services, confidence in the facility, management capabilities, competition, efforts by insurers and government agencies to limit rates, expenses, the cost and possible unavailability of malpractice insurance, and termination or restriction of government financial assistance (such as Medicare, Medicaid or similar programs).

   Industrials Issuers. The Enhanced Sector Strategy, Industrials Portfolio invests exclusively in industrials companies. General risks of industrials companies include the general state of the economy, intense competition, consolidation, domestic and international politics, excess capacity and consumer spending trends. Capital goods companies may also be significantly affected by overall capital spending and leverage levels, economic cycles, technical obsolescence, delays in modernization, limitations on supply of key materials, labor relations, government regulations, government contracts and e-commerce initiatives. Furthermore, certain companies involved in the industry have also faced scrutiny for alleged accounting irregularities that may have led to the overstatement of their financial results, and other companies in the industry may face similar scrutiny.

   Industrials companies may also be affected by factors more specific to their individual industries. Industrial machinery manufacturers may be subject to declines in commercial and consumer demand and the need for modernization. Aerospace and defense companies may be influenced by decreased demand for new equipment, aircraft order cancellations, disputes over or ability to obtain or retain government contracts, labor disputes, changes in government budget priorities, changes in aircraft-leasing contracts and cutbacks in profitable business travel. The number of housing starts, levels of public and non-residential construction including weakening demand for new office and retail space, and overall construction spending may adversely affect construction materials and equipment manufacturers.

   Real Estate Investment Trusts. Certain Portfolios may invest significantly in real estate investment trusts. Any negative impact on the REIT industry will have a greater impact on the value of Units than on a portfolio diversified over several industries. You should understand the risks of REITs before you invest. Many factors can have an adverse impact on the performance of a particular REIT, including its cash available for distribution, the credit quality of a particular REIT or the real estate industry generally. The success of REITs depends on various factors, including the occupancy and rent levels, appreciation of the underlying property and the ability to raise rents on those properties. Economic recession, overbuilding, tax law changes, higher interest rates or excessive speculation can all negatively impact REITs, their future earnings and share prices.

   Risks associated with the direct ownership of real estate include, among other factors,

     o    general U.S. and global as well as local economic conditions,

     o    decline in real estate values,

     o    the financial health of tenants,

     o    overbuilding and increased competition for tenants,

     o    oversupply of properties for sale,

     o    changing demographics,

     o    changes in interest rates, tax rates and other operating expenses,

     o    changes in government regulations,

     o    faulty construction and the ongoing need for capital improvements,

     o regulatory and judicial requirements, including relating to liability for environmental hazards,

     o    changes in neighborhood values and buyer demand, and

     o the unavailability of construction financing or mortgage loans at rates acceptable to developers.

   Variations in rental income and space availability and vacancy rates in terms of supply and demand are additional factors affecting real estate generally and REITs in particular. Properties owned by a REIT may not be adequately insured against certain losses and may be subject to significant environmental liabilities, including remediation costs.

   You should also be aware that REITs may not be diversified and are subject to the risks of financing projects. The real estate industry may be cyclical, and, if your Portfolio acquires REIT Securities at or near the top of the cycle, there is increased risk of a decline in value of the REIT Securities during the life of your Portfolio. The recent increased demand for certain types of real estate may have inflated the value of real estate. This may increase the risk of a substantial decline in the value of such real estate and increase the risk of a decline in the value of the Securities and therefore the value of the Units. REITs are also subject to defaults by borrowers and the market's perception of the REIT industry generally.

   Because of their structure, and the legal requirement that they distribute at least 90% of their taxable income to shareholders annually, REITs require frequent amounts of new funding, through both borrowing money and issuing stock. Thus, REITs historically have frequently issued substantial amounts of new equity shares (or equivalents) to purchase or build new properties. This may have adversely affected REIT equity share market prices. Both existing and new share issuances may have an adverse effect on these prices in the future, especially when REITs continue to issue stock when real estate prices are relatively high and stock prices are relatively low.

   Technology Issuers. The Enhanced Sector Strategy, Technology Portfolio invests exclusively in technology companies. These companies include companies that are involved in computer and business services, enterprise software/technical software, Internet and computer software, Internet-related services, networking and telecommunications equipment, telecommunications services, electronics products, server hardware, computer hardware and peripherals, semiconductor capital equipment and semiconductors. These companies face risks related to rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. An unexpected change in technology can have a significant negative impact on a company. The failure of a company to introduce new products or technologies or keep pace with rapidly changing technology, can have a negative impact on the company's results. Technology stocks tend to experience substantial price volatility and speculative trading. Announcements about new products, technologies, operating results or marketing alliances can cause stock prices to fluctuate dramatically. At times, however, extreme price and volume fluctuations are unrelated to the operating performance of a company. This can impact your ability to redeem your Units at a price equal to or greater than what you paid.

   Telecommunications Issuers. The Enhanced Sector Strategy, Telecommunications Portfolio invests exclusively in telecommunications companies. These companies are subject to substantial governmental regulation. For example, the United States government and state governments regulate permitted rates of return and the kinds of services that a company may offer. This industry has experienced substantial deregulation in recent years. Deregulation may lead to fierce competition for market share and can have a negative impact on certain companies. Recent federal legislation governing the United States telecommunications industry remains subject to judicial review and additional interpretation, which may adversely affect the companies whose securities are held by your Portfolio. Competitive pressures are intense and telecommunications stocks can experience rapid volatility. Certain telecommunications products may become outdated very rapidly. A company's performance can be hurt if the company fails to keep pace with technological advances.

   Several recent high-profile bankruptcies of large telecommunications companies have illustrated the potentially unstable condition of telecommunications companies. High debt loads that were accumulated during the industry growth spurt of the 1990s are catching up to the industry, causing debt and stock prices to trade at distressed levels for many telecommunications companies and increasing the cost of capital for needed additional investment. At the same time, demand for some telecommunications services has fallen sharply, as several key markets have become oversaturated, some local customers have switched to substitute providers and technologies, and corporate profits and the economy generally remain weak. To meet increasing competition, companies may have to commit substantial capital, particularly in the formulation of new products and services using new technologies. As a result, many companies have been compelled to cut costs by reducing their workforce, outsourcing, consolidating and/or closing existing facilities and divesting low selling product lines. Furthermore, certain companies involved in the industry have also faced scrutiny for alleged accounting irregularities that may have led to the overstatement of their financial results, and other companies in the industry may face similar scrutiny. Due to these and other factors, the risk level of owning the securities of telecommunications companies has increased substantially and may continue to rise.

   Utility Issuers. The Enhanced Sector Strategy, Utilities Portfolio invests exclusively in the utility industry. Many utility companies, especially electric and gas and other energy related utility companies, are subject to various uncertainties, including:

     o    risks of increases in fuel and other operating costs;

     o restrictions on operations and increased costs and delays as a result of environmental, nuclear safety and other regulations;

     o regulatory restrictions on the ability to pass increasing wholesale costs along to the retail and business customer;

     o    coping with the general effects of energy conservation;

     o technological innovations which may render existing plants, equipment or products obsolete;

     o the effects of local weather, maturing markets and difficulty in expanding to new markets due to regulatory and other factors;

     o    the potential impact of natural or man-made disasters;

     o difficulty obtaining adequate returns on invested capital, even if frequent rate increases are approved by public service commissions;

     o    the high cost of obtaining financing during periods of inflation;

     o difficulties of the capital markets in absorbing utility debt and equity securities; and

     o    increased competition.

   Any of these factors, or a combination of these factors, could affect the supply of or demand for energy, such as electricity or natural gas, or water, or the ability of the issuers to pay for such energy or water which could adversely affect the profitability of the issuers of the Securities and the performance of the Trust.

   Utility companies are subject to extensive regulation at the federal and state levels in the United States. At the federal level, the Federal Energy Regulatory Commission (the "FERC"), the Federal Trade Commission (the "FTC"), the Securities and Exchange Commission (the "SEC"), and the Nuclear Regulatory Commission (the "NRC") have authority to oversee electric and combination electric and gas utilities. The value of utility company stocks may decline because governmental regulation affecting the utilities industry can change. This regulation may prevent or delay the utility company from passing along cost increases to its customers, which could hinder the utility company's ability to meet its obligations to its suppliers and could lead to the taking of measures, including the acceleration of obligations or the institution of involuntary bankruptcy proceedings, by its creditors against such utility company. In 2001, two California public utilities were threatened with such action by their wholesale suppliers, and one of these utilities filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code of 1978. Furthermore, regulatory authorities, which may be subject to political and other pressures, may not grant future rate increases, or may impose accounting or operational policies, any of which could adversely affect a company's profitability and its stock price. In late 2001, a trader and marketer of utilities, commodities and financial and risk management services filed a voluntary petition for relief under Chapter 11 as a result of being negatively impacted by several of these and other factors. Mergers in the utility industry may require approval from several federal and state regulatory agencies, including the FERC, the FTC, and the SEC. These regulatory authorities could, as a matter of policy, reverse the trend toward deregulation and make consolidation more difficult, or cause delay in the merger process, any of which could cause the prices of these stocks to fall.

   Small Companies. Certain Portfolios may invest in stocks issued by small companies. The share prices of these small-cap companies are often more volatile than those of larger companies as a result of several factors common to many such issuers, including limited trading volumes, products or financial resources, management inexperience and less publicly available information.

   Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Portfolios. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Altria Group, Inc., or of the industries represented by these issuers may negatively impact the share prices of these Securities. No one can predict what impact any pending or threatened litigation will have on the share prices of the Securities.

   No FDIC Guarantee. An investment in your Portfolio is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

PUBLIC OFFERING
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   General. Units are offered at the Public Offering Price which includes the net assets value per Unit plus organization costs plus the sales charge. The net asset value per Unit is the value of the securities, cash and other assets in your Portfolio reduced by the liabilities of the Portfolio divided by the total Units outstanding. The maximum sales charge equals 2.95% of the Public Offering Price per Unit at the time of purchase.

   You pay the initial sales charge at the time you buy Units. The initial sales charge is the difference between the total sales charge percentage (maximum of 2.95% of the Public Offering Price per Unit) and the sum of the remaining fixed dollar deferred sales charge and the total fixed dollar creation and development fee. The initial sales charge will be approximately 1.00% of the Public Offering Price per Unit depending on the Public Offering Price per Unit. The deferred sales charge is fixed at $0.145 per Unit. Your Portfolio pays the deferred sales charge in installments as described in the "Fee Table." If any deferred sales charge payment date is not a business day, we will charge the payment on the next business day. If you purchase Units after the initial deferred sales charge payment, you will only pay that portion of the payments not yet collected. If you redeem or sell your Units prior to collection of the total deferred sales charge, you will pay any remaining deferred sales charge upon redemption or sale of your Units. The initial and deferred sales charges are referred to as the "transactional sales charge." The transactional sales charge does not include the creation and development fee which compensates the Sponsor for creating and developing your Portfolio and is described under "Expenses." The creation and development fee is fixed at $0.05 per Unit. Your Portfolio pays the creation and development fee as the close of the initial offering period as described in the "Fee Table." If you redeem or sell your Units prior to collection of the creation and development fee, you will not pay the creation and development fee upon redemption or sale of your Units. Because the deferred sales charge and creation and development fee are fixed dollar amounts per Unit, the actual charges will exceed the percentages shown in the "Fee Table" if the Public Offering Price per Unit falls below $10 and will be less than the percentages shown in the "Fee Table" if the Public Offering Price per Unit exceeds $10. In no event will the maximum total sales charge exceed 2.95% of the Public Offering Price per Unit.

   Since the deferred sales charge and creation and development fee are fixed dollar amounts per Unit, your Portfolio must charge these amounts per Unit regardless of any decrease in net asset value. However, if the Public Offering Price per Unit falls to the extent that the maximum sales charge percentage results in a dollar amount that is less than the combined fixed dollar amounts of the deferred sales charge and creation and development fee, your initial sales charge will be a credit equal to the amount by which these fixed dollar charges exceed your sales charge at the time you buy Units. In such a situation, the value of securities per Unit would exceed the Public Offering Price per Unit by the amount of the initial sales charge credit and the value of those securities will fluctuate, which could result in a benefit or detriment to Unitholders that purchase Units at that price. The initial sales charge credit is paid by the Sponsor and is not paid by the Portfolio. The "Fee Table" shows the sales charge calculation at a $10 Public Offering Price per Unit and the following examples illustrate the sales charge at prices below and above $10. If the Public Offering Price per Unit fell to $6, the maximum sales charge would be $0.1770 (2.95% of the Public Offering Price per Unit), which consists of an initial sales charge of -$0.0180, a deferred sales charge of $0.145 and a creation and development fee of $0.05. If the Public Offering Price per Unit rose to $14, the maximum sales charge would be $0.4130 (2.95% of the Public Offering Price per Unit), consisting of an initial sales charge of $0.2180, a deferred sales charge of $0.145 and the creation and development fee of $0.05.

   The actual sales charge that may be paid by an investor may differ slightly from the sales charges shown herein due to rounding that occurs in the calculation of the Public Offering Price and in the number of Units purchased.

   The minimum purchase is 100 Units (25 Units for retirement accounts) but may vary by selling firm. Certain broker-dealers or selling firms may charge an order handling fee for processing Unit purchases.

   Reducing Your Sales Charge. The Sponsor offers a variety of ways for you to reduce the sales charge that you pay. It is your financial professional's responsibility to alert the Sponsor of any discount when you purchase Units. Before you purchase Units you must also inform your financial professional of your qualification for any discount or of any combined purchases to be eligible for a reduced sales charge. You may not combine discounts. Since the deferred sales charges and creation and development fee are fixed dollar amounts per Unit, your Portfolio must charge these amounts per Unit regardless of any discounts. However, if you are eligible to receive a discount such that your total sales charge is less than the fixed dollar amounts of the deferred sales charges and creation and development fee, you will receive a credit equal to the difference between your total sales charge and these fixed dollar charges at the time you buy Units.

   Large Quantity Purchases. You can reduce your sales charge by increasing the size of your investment. If you purchase the amount of Units shown in the table below during the initial offering period, the sales charge will be as follows:

       Transaction
         Amount                             Sales Charge
     --------------                        --------------
Less than $25,000                               2.95%
$25,000 - $49,999                               2.75
$50,000 - $99,999                               2.50
$100,000 - $249,999                             2.25
$250,000 - $499,999                             2.00
$500,000 - $999,999                             1.50
$1,000,000 or more                              1.00

   Except as described below, these quantity discount levels apply only to purchases of a single Portfolio made by the same person on a single day from a single broker-dealer. We apply these sales charges as a percent of the Public Offering Price per Unit at the time of purchase. We also apply the different purchase levels on a Unit basis using a $10 Unit equivalent. For example, if you purchase between 2,500 and 4,999 Units, your sales charge will be 2.75% of your Public Offering Price per Unit.

   For purposes of achieving these levels you may combine purchases of Units of a Portfolio offered in this prospectus with purchases of units of any other Van Kampen-sponsored unit investment trust in the initial offering period (including other Portfolios offered in this prospectus). In addition, Units purchased in the name of your spouse or children under 21 living in the same household as you will be deemed to be additional purchases by you for the purposes of calculating the applicable quantity discount level. The reduced sales charge levels will also be applicable to a trustee or other fiduciary purchasing Units for your trust estate or fiduciary accounts. To be eligible for aggregation as described in this paragraph, all purchases must be made on the same day through a single broker-dealer or selling agent. You must inform your broker-dealer of any combined purchases before your purchase to be eligible for a reduced sales charge.

   Fee Accounts. Investors may purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge ("Wrap Fee") is imposed ("Fee Accounts"). If Units of a Portfolio are purchased for a Fee Account and the Portfolio is subject to a Wrap Fee (i.e., the Portfolio is "Wrap Fee Eligible"), then the purchase will not be subject to the transactional sales charge but will be subject to the creation and development fee that is retained by the Sponsor. Please refer to the section called "Fee Accounts" for additional information on these purchases. The Sponsor reserves the right to limit or deny purchases of Units described in this paragraph by investors or selling firms whose frequent trading activity is determined to be detrimental to a Portfolio.

   Rollovers and Exchanges. During the initial offering period of the Portfolios offered in this prospectus, unitholders of any Van Kampen-sponsored unit investment trusts and unitholders of unaffiliated unit investment trusts may utilize their redemption or termination proceeds from such a trust to purchase Units of the Portfolios offered in this prospectus at the Public Offering Price per Unit less 1.00%. In order to be eligible for the sales charge discounts applicable to Unit purchases made with redemption or termination proceeds from other unit investment trusts, the termination or redemption proceeds used to purchase Units of the Portfolio must be derived from a transaction that occurred within 30 days of your Unit purchase. In addition, the discounts will only be available for investors that utilize the same broker-dealer (or a different broker-dealer with appropriate notification) for both the Unit purchase and the transaction resulting in the receipt of the termination or redemption proceeds used for the Unit purchase. You may be required to provide appropriate documentation or other information to your broker-dealer to evidence your eligibility for these reduced sales charge discounts.

   Employees. Employees, officers and directors (including their spouses and children under 21 living in the same household, and trustees, custodians or fiduciaries for the benefit of such persons) of Van Kampen Funds Inc. and its affiliates, and, when permitted, dealers and their affiliates may purchase Units at the Public Offering Price less the applicable dealer concession.

   Distribution Reinvestments. We do not charge any sales charge when you reinvest distributions from your Portfolio into additional Units of your Portfolio. Since the deferred sales charges and creation and development fee are fixed dollar amounts per Unit, your Portfolio must charge these amounts per Unit regardless of this discount. If you elect to reinvest distributions, the Sponsor will credit you with additional Units with a dollar value sufficient to cover the amount of any remaining deferred sales charge and creation and development fee that will be collected on such Units at the time of reinvestment. The dollar value of these Units will fluctuate over time.

   Unit Price. The Public Offering Price of Units will vary from the amounts stated under "Essential Information" in accordance with fluctuations in the prices of the underlying Securities in the Portfolios. The initial price of the Securities was determined by the Trustee. The Trustee will generally determine the value of the Securities as of the Evaluation Time on each business day and will adjust the Public Offering Price of Units accordingly. The Evaluation Time is the close of the New York Stock Exchange on each business day. The term "business day", as used herein and under "Rights of Unitholders--Redemption of Units", excludes Saturdays, Sundays and holidays observed by the New York Stock Exchange. The Public Offering Price per Unit will be effective for all orders received prior to the Evaluation Time on each business day. Orders received by the Sponsor prior to the Evaluation Time and orders received by authorized financial professionals prior to the Evaluation Time that are properly transmitted to the Sponsor by the time designated by the Sponsor, are priced based on the date of receipt. Orders received by the Sponsor after the Evaluation Time, and orders received by authorized financial professionals after the Evaluation Time or orders received by such persons that are not transmitted to the Sponsor until after the time designated by the Sponsor, are priced based on the date of the next determined Public Offering Price per Unit provided they are received timely by the Sponsor on such date. It is the responsibility of authorized financial professionals to transmit orders received by them to the Sponsor so they will be received in a timely manner.

   The value of portfolio securities is based on the securities' market price when available. When a market price is not readily available, including circumstances under which the Trustee determines that a security's market price is not accurate, a portfolio security is valued at its fair value, as determined under procedures established by the Trustee or an independent pricing service used by the Trustee. In these cases, a Portfolio's net asset value will reflect certain portfolio securities' fair value rather than their market price. With respect to securities that are primarily listed on foreign exchanges, the value of the portfolio securities may change on days when you will not be able to purchase or sell Units. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time. The Sponsor will provide price dissemination and oversight services to the Portfolios.

   During the initial offering period, part of the Public Offering Price represents an amount that will pay the costs incurred in establishing your Portfolio. These costs include the costs of preparing documents relating to the Portfolio (such as the registration statement, prospectus, trust agreement and legal documents), federal and state registration fees, the initial fees and expenses of the Trustee and the initial audit. Your Portfolio will sell securities to reimburse us for these costs at the end of the initial offering period or after six months, if earlier. The value of your Units will decline when the Portfolio pays these costs.

   Unit Distribution. Units will be distributed to the public by the Sponsor, broker-dealers and others at the Public Offering Price. Units repurchased in the secondary market, if any, may be offered by this prospectus at the secondary market Public Offering Price in the manner described above.

   The Sponsor intends to qualify Units for sale in a number of states. Brokers, dealers and others will be allowed a regular concession or agency commission in connection with the distribution of Units during the initial offering period as described in the following table:

       Transaction
         Amount*                             Concession
     --------------                         ------------
Less than $25,000                              2.25%
$25,000 - $49,999                              2.10
$50,000 - $99,999                              1.85
$100,000 - $249,999                            1.60
$250,000 - $499,999                            1.40
$500,000 - $999,999                            1.00
$1,000,000 or more                             0.65

---------------
* The breakpoint concessions or agency commissions are also applied on a Unit basis using a breakpoint equivalent of $10 per Unit and are applied on whichever basis is more favorable to the distributor.

   For transactions involving unitholders of other unit investment trusts who use their redemption or termination proceeds to purchase Units of the Portfolios, the regular concession or agency commission will amount to 1.20% per Unit.

   In addition to the regular concession or agency commission set forth in the table above, all broker-dealers and other selling firms will be eligible to receive additional compensation based on total initial offering period sales of all eligible Van Kampen unit investment trusts during a Quarterly Period as set forth in the following table:

 Initial Offering Period                       Volume
Sales During Quarterly Period                Concession
-----------------------------               ------------
$2 million but less than $5 million            0.025%
$5 million but less than $10 million           0.050
$10 million but less than $50 million          0.075
$50 million or more                            0.100


   "Quarterly Period" means the following periods: December - February; March - May; June - August; and September - November. Broker-dealers and other selling firms will not receive these additional volume concessions on the sale of units which are not subject to the transactional sales charge, however, such sales will be included in determining whether a firm has met the sales level breakpoints set forth in the table above. Secondary market sales of all unit investment trusts are excluded for purposes of these volume concessions. Notwithstanding the foregoing, Wachovia Securities, LLC will receive the maximum volume concession set forth in the table above for all eligible unit sales. The Sponsor will pay these amounts out of the transactional sales charge received on units within a reasonable time following each Quarterly Period. For a trust to be eligible for this additional compensation for Quarterly Period sales, the trust's prospectus must include disclosure related to this additional compensation; a trust is not eligible for this additional compensation if the prospectus for such trust does not include disclosure related to this additional compensation.


   In addition to the regular concession and additional volume concessions set forth in the tables above, Preferred Distributors will receive a reallowance of 0.10% of the Public Offering Price per Unit of all Units sold during a Quarterly Period. This additional compensation will be paid to Preferred Distributors as an additional broker-dealer concession at the time Units are purchased. The "Preferred Distributors" include (1) the following firms and their affiliates:
A.G. Edwards & Sons, Inc., Citigroup Global Markets Inc., Edward D. Jones & Co., L.P., Merrill Lynch, Pierce Fenner & Smith Incorporated, Morgan Stanley DW Inc., UBS Financial Services Inc. and Wachovia Securities LLC and (2) any selling firm that has achieved aggregate sales of Van Kampen unit investment trusts of either $30 million in the three-month period preceding the related Quarterly Period or $100 million in the twelve-month period preceding the related Quarterly Period. Preferred Distributors will not receive this additional compensation on the sale of Units which are not subject to the transactional sales charge, however, such sales will be included in determining whether a firm has met the sales levels described in the preceding sentence for purposes of qualifying as a Preferred Distributor. Secondary market sales of Units are excluded for purposes of this Preferred Distributor compensation.

   Except as provided in this section, any sales charge discount provided to investors will be borne by the selling broker-dealer or agent. For all secondary market transactions the total concession or agency commission will amount to 80% of the sales charge. Notwithstanding anything to the contrary herein, in no case shall the total of any concessions, agency commissions and any additional compensation allowed or paid to any broker, dealer or other distributor of Units with respect to any individual transaction exceed the total sales charge applicable to such transaction. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.

   We may provide, at our own expense and out of our own profits, additional compensation and benefits to broker-dealers who sell Units of this Portfolio and our other products. This compensation is intended to result in additional sales of our products and/or compensate broker-dealers and financial advisors for past sales. We may make these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of the Portfolio(s) and our other products. Fees may include payment for travel expenses, including lodging, incurred in connection with trips taken by invited registered representatives for meetings or seminars of a business nature. These arrangements will not change the price you pay for your Units.

   Sponsor Compensation. The Sponsor will receive the total sales charge applicable to each transaction. Except as provided under "Unit Distribution" above, any sales charge discount provided to investors will be borne by the selling broker-dealer or agent. In addition, the Sponsor will realize a profit or loss as a result of the difference between the price paid for the Securities by the Sponsor and the cost of the Securities to each Portfolio on the Initial Date of Deposit as well as on subsequent deposits. See "Notes to Portfolios". The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Securities. The Sponsor may realize profit or loss as a result of the possible fluctuations in the market value of Units held by the Sponsor for sale to the public. In maintaining a secondary market, the Sponsor will realize profits or losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes the applicable sales charge) or from a redemption of repurchased Units at a price above or below the purchase price. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.

   The Sponsor or an affiliate may have participated in a public offering of one or more of the Securities. The Sponsor, an affiliate or their employees may have a long or short position in these Securities or related securities. An affiliate may act as a specialist or market maker for these Securities. An officer, director or employee of the Sponsor or an affiliate may be an officer or director for issuers of the Securities.

   Market for Units. Although it is not obligated to do so, the Sponsor currently intends to maintain a market for Units and to purchase Units at the secondary market repurchase price (which is described under "Right of Unitholders--Redemption of Units"). The Sponsor may discontinue purchases of Units or discontinue purchases at this price at any time. In the event that a secondary market is not maintained, a Unitholder will be able to dispose of Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units". Unitholders should contact their broker to determine the best price for Units in the secondary market. Units sold prior to the time the entire deferred sales charge has been collected will be assessed the amount of any remaining deferred sales charge at the time of sale. The Trustee will notify the Sponsor of any Units tendered for redemption. If the Sponsor's bid in the secondary market equals or exceeds the Redemption Price per Unit, it may purchase the Units not later than the day on which Units would have been redeemed by the Trustee. The Sponsor may sell repurchased Units at the secondary market Public Offering Price per Unit.

RETIREMENT ACCOUNTS
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   Units are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The minimum purchase for these accounts is reduced to 25 Units but may vary by selling firm. The purchase of Units may be limited by the plans' provisions and does not itself establish such plans.

FEE ACCOUNTS
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   As described above, Units may be available for purchase by investors in Fee Accounts where the Portfolio is Wrap Fee Eligible. You should consult your financial professional to determine whether you can benefit from these accounts. This table illustrates the sales charge you will pay if the Portfolio is Wrap Fee Eligible as a percentage of the initial Public Offering Price per Unit on the Initial Date of Deposit (the percentage will vary thereafter).

   Initial sales charge                       0.00%
   Deferred sales charge                      0.00
                                            ------
         Transactional sales charge           0.00%
                                            ======
   Creation and development fee               0.50%
                                            ------
         Total sales charge                   0.50%
                                            ======

   You should consult the "Public Offering--Reducing Your Sales Charge" section for specific information on this and other sales charge discounts. That section governs the calculation of all sales charge discounts. The Sponsor reserves the right to limit or deny purchases of Units in Fee Accounts by investors or selling firms whose frequent trading activity is determined to be detrimental to a Portfolio.

RIGHTS OF UNITHOLDERS
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   Distributions. The Trustee will generally distribute cash held in the Income and Capital Accounts of your Portfolio on each Distribution Date to Unitholders of record on the preceding Record Date, provided that the total cash held for distribution equals at least 0.1% of your Portfolio's net asset value. These dates appear under "Essential Information". Unitholders will also receive a final distribution of dividends when their Portfolio terminates. A person becomes a Unitholder of record on the date of settlement (generally three business days after Units are ordered). Unitholders may elect to receive distributions in cash or to have distributions reinvested into additional Units. Distributions may also be reinvested into Van Kampen mutual funds. See "Rights of Unitholders--Reinvestment Option".


   Dividends received by a Portfolio are credited to the Income Account of the Portfolio. Other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) are credited to the Capital Account. Proceeds received on the sale of any Securities, to the extent not used to meet redemptions of Units or pay deferred sales charges, fees or expenses, will be distributed to Unitholders. Proceeds received from the disposition of any Securities after a Record Date and prior to the following Distribution Date will be held in the Capital Account and not distributed until the next Distribution Date. Any distribution to Unitholders consists of each Unitholder's pro rata share of the available cash in the Income and Capital Accounts as of the related Record Date.

   Estimated Distributions. The estimated initial distribution and estimated net annual income per Unit may be shown under "Essential Information." The estimate of the income a Portfolio may receive is based on the most recent ordinary quarterly dividends declared by an issuer, the most recent interim and final dividends declared for certain foreign issuers, or scheduled income payments (in all cases accounting for any applicable foreign withholding taxes). The actual net annual distributions are expected to decrease over time because a portion of the Securities included in a Portfolio will be sold to pay for organization costs, deferred sales charge and creation and development fee. Securities may also be sold to pay regular fees and expenses during a Portfolio's life. Dividend and income conventions for certain companies and/or certain countries differ from those typically used in the United States and in certain instances, dividends/income paid or declared over several years or other periods may be used to estimate annual distributions. The actual net annual income distributions you receive will vary from the estimated amount due to changes in a Portfolio's fees and expenses, in actual income received by a Portfolio, currency fluctuations and with changes in a Portfolio such as the acquisition, call, maturity or sale of Securities. Due to these and various other factors, actual income received by a Portfolio will most likely differ from the most recent dividends or scheduled income payments.

   Reinvestment Option. Unitholders may have distributions automatically reinvested in additional Units without a sales charge (to the extent Units may be lawfully offered for sale in the state in which the Unitholder resides) through two options. Brokers and dealers can use the Dividend Reinvestment Service through Depository Trust Company or purchase a Reinvest CUSIP, if available. To participate in this reinvestment option, a Unitholder must file with the Trustee a written notice of election, together with any certificate representing Units and other documentation that the Trustee may then require, at least five days prior to the related Record Date. A Unitholder's election will apply to all Units owned by the Unitholder and will remain in effect until changed by the Unitholder. If Units are unavailable for reinvestment, distributions will be paid in cash.

   In addition, under the Planned Reinvestment Option (PRO) Unitholders may elect to have distributions automatically reinvested in certain Van Kampen mutual funds (the "Reinvestment Funds"). Each Reinvestment Fund has investment objectives which differ from those of the Portfolios. The prospectus relating to each Reinvestment Fund describes its investment policies and how to begin reinvestment. A Unitholder may obtain a prospectus for the Reinvestment Funds from the Sponsor. Purchases of shares of a Reinvestment Fund will be made at a net asset value computed on the Distribution Date. Unitholders with an existing PRO account (whereby a sales charge is imposed on distribution reinvestments) may transfer their existing account into a new account which allows purchases of Reinvestment Fund shares at net asset value.

   A participant may elect to terminate his or her reinvestment plan and receive future distributions in cash by notifying the Trustee in writing no later than five days before a Distribution Date. The Sponsor, each Reinvestment Fund, and its investment adviser shall have the right to suspend or terminate these reinvestment plans at any time.

   Redemption of Units. A Unitholder may redeem all or a portion of his Units by tender to the Trustee at Unit Investment Trust Division, 101 Barclay Street, 20th Floor, New York, New York 10286. Certificates must be tendered to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed (or by providing satisfactory indemnity in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. No later than the seventh day following the tender, the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed on the date of tender. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received by the Trustee after the Evaluation Time or on a day which is not a Portfolio business day, the date of tender is deemed to be the next business day. Redemption requests received by the Trustee after the Evaluation Time, and redemption requests received by authorized financial professionals after the Evaluation Time or redemption requests received by such persons that are not transmitted to the Trustee until after the designated by the Trustee, are priced based on the date of the next determined redemption price provided they are received timely by the Trustee on such date. It is the responsibility of authorized financial professionals to transmit redemption requests received by them to the Trustee so they will be received in a timely manner. Certain broker-dealers or selling firms may charge an order handling fee for processing redemption requests. Units redeemed directly through the Trustee are not subject to such fees.

   Unitholders tendering 1,000 or more Units of the Portfolios (or such higher amount as may be required by your broker-dealer or selling agent) for redemption may request an in kind distribution of Securities equal to the Redemption Price per Unit on the date of tender. Unitholders may not request an in kind distribution of Securities during the five business days prior to a Portfolio's termination. The Portfolios generally do not offer in kind distributions of portfolio securities that are held in foreign markets. An in kind distribution will be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder's broker-dealer at Depository Trust Company. Amounts representing fractional shares will be distributed in cash. The Trustee may adjust the number of shares of any Security included in a Unitholder's in kind distribution to facilitate the distribution of whole shares.

   The Trustee may sell Securities to satisfy Unit redemptions. To the extent that Securities are redeemed in kind or sold, the size of a Portfolio will be, and the diversity of a Portfolio may be, reduced. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities at the time of redemption. Special federal income tax consequences will result if a Unitholder requests an in kind distribution. See "Taxation".

   The Redemption Price per Unit and the secondary market repurchase price per Unit are equal to the pro rata share of each Unit in each Portfolio determined on the basis of (i) the cash on hand in the Portfolio, (ii) the value of the Securities in the Portfolio and (iii) dividends receivable on the Securities in the Portfolio trading ex-dividend as of the date of computation, less (a) amounts representing taxes or other governmental charges payable out of the Portfolio, (b) the accrued expenses of the Portfolio and (c) any unpaid deferred sales charge payments. During the initial offering period, the redemption price and the secondary market repurchase price are not reduced by the estimated organization costs or the creation and development fee. For these purposes, the Trustee will determine the value of the Securities as described under "Public Offering--Unit Price".

   The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the SEC determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for other periods as the SEC may permit.

   Exchange Option. When you redeem Units of your Portfolio or when your Portfolio terminates, you may be able to exchange your Units for units of other Van Kampen unit trusts at a reduced sales charge. You should contact your financial professional for more information about trusts currently available for exchanges. Before you exchange Units, you should read the prospectus of the new trust carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. We may discontinue this option at any time.

   Special Redemption and Rollover. We currently intend to offer a subsequent series of each Portfolio for a Rollover when the Portfolios terminate.

   On the Mandatory Termination Date you will have the option to (1) participate in a Rollover and have your Units reinvested into a subsequent trust series through a cash rollover as described in this section (2) receive an in-kind distribution of Securities or (3) receive a cash distribution.

   If you elect to participate in a cash Rollover, your Units will be redeemed on the Mandatory Termination Date. As the redemption proceeds become available, the proceeds (including dividends) will be invested in a new trust series at the public offering price for the new trust. The Trustee will attempt to sell Securities to satisfy the redemption as quickly as practicable on the Mandatory Termination Date. We do not anticipate that the sale period will be longer than one day, however, certain factors could affect the ability to sell the Securities and could impact the length of the sale period. The liquidity of any Security depends on the daily trading volume of the Security and the amount available for redemption and reinvestment on any day.

   We intend to make subsequent trust series available for sale at various times during the year. Of course, we cannot guarantee that a subsequent trust or sufficient units will be available or that any subsequent trusts will offer the same investment strategies or objectives as the current Portfolios. We cannot guarantee that a Rollover will avoid any negative market price consequences resulting from trading large volumes of securities. Market price trends may make it advantageous to sell or buy securities more quickly or more slowly than permitted by the Portfolio procedures. We may, in our sole discretion, modify a Rollover or stop creating units of a trust at any time regardless of whether all proceeds of Unitholders have been reinvested in a Rollover. If we decide not to offer a subsequent series, Unitholders will be notified prior to the Mandatory Termination Date. Cash which has not been reinvested in a Rollover will be distributed to Unitholders shortly after the Mandatory Termination Date. Rollover participants may receive taxable dividends or realize taxable capital gains which are reinvested in connection with a Rollover but may not be entitled to a deduction for capital losses due to the "wash sale" tax rules. Due to the reinvestment in a subsequent trust, no cash will be distributed to pay any taxes. See "Taxation".

   Units. Ownership of Units is evidenced in book-entry form unless a Unitholder makes a written request to the Trustee that ownership be in certificate form. Units are transferable by making a written request to the Trustee and, in the case of Units in certificate form, by presentation of the certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign the written request, and certificate or transfer instrument, exactly as his name appears on the records of the Trustee and on the face of any certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or a signature guarantee program accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Fractional certificates will not be issued. The Trustee may require a Unitholder to pay a reasonable fee for each certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.

   Reports Provided. Unitholders will receive a statement of dividends and other amounts received by a Portfolio for each distribution. Within a reasonable time after the end of each year, each person who was a Unitholder during that year will receive a statement describing dividends and capital received, actual Portfolio distributions, Portfolio expenses, a list of the Securities and other Portfolio information. Unitholders may obtain evaluations of the Securities upon request to the Trustee. If you have questions regarding your account or your Portfolio, please contact your financial advisor or the Trustee. The Sponsor does not have access to individual account information.

PORTFOLIO ADMINISTRATION
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   Portfolio Administration. The Portfolios are not managed funds and, except as provided in the Trust Agreement, Securities generally will not be sold or replaced. The Sponsor may, however, direct that Securities be sold in certain limited circumstances to protect the Portfolio based on advice from the Supervisor. These situations may include events such as the issuer having defaulted on payment of any of its outstanding obligations or the price of a Security has declined to such an extent or other credit factors exist so that in the opinion of the Supervisor retention of the Security would be detrimental to the Portfolio. If a public tender offer has been made for a Security or a merger or acquisition has been announced affecting a Security, the Trustee may either sell the Security or accept a tender offer for cash if the Supervisor determines that the sale or tender is in the best interest of Unitholders. The Trustee will distribute any cash proceeds to Unitholders. In addition, the Trustee may sell Securities to redeem Units or pay Portfolio expenses or deferred sales charges. The Trustee must reject any offer for securities or property other than cash in exchange for the Securities. If securities or property are nonetheless acquired by a Portfolio, the Sponsor may direct the Trustee to sell the securities or property and distribute the proceeds to Unitholders or to accept the securities or property for deposit in the Portfolio. Should any contract for the purchase of any of the Securities fail, the Sponsor will (unless substantially all of the moneys held in the Portfolio to cover the purchase are reinvested in substitute Securities in accordance with the Trust Agreement) refund the cash and sales charge attributable to the failed contract to all Unitholders on or before the next Distribution Date.

   When your Portfolio sells Securities, the composition and diversity of the Securities in the Portfolio may be altered. In order to obtain the best price for a Portfolio, it may be necessary for the Supervisor to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. In effecting purchases and sales of portfolio securities, the Sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the Portfolios, the Sponsor or dealers participating in the offering of Units.

   Pursuant to an exemptive order, a terminating Portfolio may be permitted to sell Securities to a new trust series if those Securities are included in the new trust. The exemption may enable a Portfolio to eliminate commission costs on these transactions. The price for those securities will be the closing sale price on the sale date on the exchange where the Securities are principally traded, as certified by the Sponsor.

   Amendment of the Trust Agreement. The Trustee and the Sponsor may amend the Trust Agreement without the consent of Unitholders to correct any provision which may be defective or to make other provisions that will not adversely affect Unitholders (as determined in good faith by the Sponsor and the Trustee). The Trust Agreement may not be amended to increase the number of Units or permit acquisition of securities in addition to or substitution for the Securities (except as provided in the Trust Agreement). The Trustee will notify Unitholders of any amendment.

   Termination. Each Portfolio will terminate on the Mandatory Termination Date or upon the sale or other disposition of the last Security held in the Portfolio. A Portfolio may be terminated at any time with consent of Unitholders representing two-thirds of the outstanding Units or by the Trustee when the value of the Portfolio is less than $500,000 ($3,000,000 if the value of the Portfolio has exceeded $15,000,000) (the "Minimum Termination Value"). Unitholders will be notified of any termination. The Trustee may begin to sell Securities in connection with a Portfolio termination nine business days before, and no later than, the Mandatory Termination Date. Approximately thirty days before this date, the Trustee will notify Unitholders of the termination and provide a form enabling qualified Unitholders to elect an in kind distribution of Securities. You are qualified to elect an in kind distribution of Securities at termination if you own at least 1,000 Units of your Portfolio on the termination date (or such higher amount as may be required by your broker-dealer or selling agent). Any in kind distribution of Securities at termination will be made in the manner and subject to the restrictions described under "Rights of Unitholders--Redemption of Units". In order to receive an in kind distribution of Securities at termination, this form or other notice acceptable to the Trustee must be received by the Trustee at least five business days prior to the Mandatory Termination Date. Unitholders will receive a final cash distribution within a reasonable time after the Mandatory Termination Date (unless the Unitholder has elected an in kind distribution or is a participant in the Rollover). All distributions will be net of Portfolio expenses and costs. Unitholders will receive a final distribution statement following termination. The Information Supplement contains further information regarding termination of the Portfolios. See "Additional Information".

   Limitations on Liabilities. The Sponsor, Supervisor and Trustee are under no liability for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee is not liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and is not be liable for any action taken by it in good faith under the Trust Agreement. The Trustee is not liable for any taxes or other governmental charges imposed on the Securities, on it as Trustee under the Trust Agreement or on a Portfolio which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee. The Sponsor and Supervisor may rely on any evaluation furnished by the Trustee and have no responsibility for the accuracy thereof. Determinations by the Trustee shall be made in good faith upon the basis of the best information available to it.

   Sponsor. Van Kampen Funds Inc. is the Sponsor of the Portfolios. The Sponsor is a wholly owned subsidiary of Van Kampen Investments Inc. ("Van Kampen Investments"). Van Kampen Investments is a diversified asset management company that administers more than three million retail investor accounts, has extensive capabilities for managing institutional portfolios and has more than $110 billion under management or supervision as of March 31, 2006. Van Kampen Investments has more than 50 open-end funds, more than 30 closed-end funds and more than 2,700 unit investment trusts that are distributed by authorized dealers nationwide. Van Kampen Investments is an indirect wholly owned subsidiary of Morgan Stanley, a preeminent global financial services firm that maintains leading market positions in each of its three primary businesses: securities, asset management and credit services. Morgan Stanley is a full service securities firm engaged in securities trading and brokerage activities, investment banking, research and analysis, financing and financial advisory services. The Sponsor's principal office is located at 1221 Avenue of the Americas, New York, New York 10020. As of March 31, 2006, the total stockholders' equity of Van Kampen Funds Inc. was $274,273,441 (unaudited).

   Van Kampen Funds Inc. and your Portfolio have adopted a code of ethics requiring Van Kampen's employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Portfolio. The Information Supplement contains additional information about the Sponsor.

   If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Portfolios as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

   Trustee. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its principal unit investment trust division offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217,
(800) 221-7668. If you have questions regarding your account or your Portfolio, please contact the Trustee at its principal unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. Additional information regarding the Trustee is set forth in the Information Supplement, including the Trustee's qualifications and duties, its ability to resign, the effect of a merger involving the Trustee and the Sponsor's ability to remove and replace the Trustee. See "Additional Information".

TAXATION
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   This section summarizes some of the main U.S. federal income tax consequences of owning Units of a Portfolio. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

   This federal income tax summary is based in part on the advice and opinion of counsel to the Sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Portfolios. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

   As with any investment, you should seek advice based on your individual circumstances from your own tax advisor. Assets of the Portfolio. Each Portfolio is expected to hold one or more of the following: (i) shares of stock in corporations (the "Stocks") that are treated as equity for federal income tax purposes, and (ii) equity interests (the "REIT Shares") in real estate investment trusts ("REITs") that constitute interests in entities treated as real estate investment trusts for federal income tax purposes.

   It is possible that a Portfolio will also hold other assets, including assets that are treated differently for federal income tax purposes from those described above, in which case you will have federal income tax consequences different from or in addition to those described in this section. All of the assets held by a Portfolio constitute the "Portfolio Assets." Neither our counsel nor we have analyzed the proper federal income tax treatment of the Portfolio Assets and thus neither our counsel nor we have reached a conclusion regarding the federal income tax treatment of the Portfolio Assets.

   Portfolio Status. If a Portfolio is at all times operated in accordance with the documents establishing the Portfolio and certain requirements of federal income tax law are met, the Portfolio will not be taxed as a corporation for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of each of the Portfolio Assets, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Portfolio Asset when such income would be considered to be received by you if you directly owned the Portfolio Assets. This is true even if you elect to have your distributions reinvested into additional Units. In addition, the income from Portfolio Assets that you must take into account for federal income tax purposes is not reduced by amounts used to pay sales charges or Portfolio expenses.

   Your Tax Basis and Income or Loss Upon Disposition. If your Portfolio disposes of Portfolio Assets, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Portfolio Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Portfolio Asset by apportioning the cost of your Units, including sales charges, among the Portfolio Assets ratably according to their values on the date you acquire your Units. In certain circumstances, however, you may have to adjust your tax basis after you acquire your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits or in the case of certain distributions with respect to REIT Shares that represent a return of capital, as discussed below).

   If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 5% for certain taxpayers in the 10% and 15% tax brackets). These capital gains rates are generally effective for taxable years beginning before January 1, 2011.

   Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations. Capital gain received from assets held for more than one year that is considered "unrecaptured section 1250 gain" (which may be the case, for example, with some capital gains attributable to the REIT Shares) is taxed at a maximum stated tax rate of 25%. In the case of capital gains dividends, the determination of which portion of the capital gains dividend, if any, is subject to the 25% tax rate, will be made based on rules prescribed by the United States Treasury.

   Dividends from Stocks. Certain dividends received with respect to the Stocks may qualify to be taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied. These special rules relating to the taxation of dividends at capital gains rates generally apply to taxable years beginning before January 1, 2011.

   Dividends From REIT Shares. Some dividends on the REIT Shares may be designated as "capital gain dividends," generally taxable to you as long-term capital gains. If you hold a Unit for six months or less or if your Portfolio holds a REIT Share for six months or less, any loss incurred by you related to the disposition of such REIT Share will be treated as a long-term capital loss to the extent of any long-term capital gain distributions received (or deemed to have been received) with respect to such REIT Share. Distributions of income or capital gains declared on the REIT Shares in October, November or December will be deemed to have been paid to you on December 31 of the year they are declared, even when paid by the REIT during the following January. Other dividends on the REIT Shares will generally be taxable to you as ordinary income, although in limited circumstances, some of the ordinary income dividends from a REIT may also qualify to be taxed at the same rates that apply to net capital gains (as discussed above), provided certain holding period requirements are satisfied. These special rules relating to the taxation of ordinary income dividends from real estate investment trusts generally apply to taxable years beginning before January 1, 2011.

   Dividends Received Deduction. A corporation that owns Units generally will not be entitled to the dividends received deduction with respect to many dividends received by the Portfolio, because the dividends received deduction is not available for dividends from most foreign corporations or from REITs.

   In-kind Distributions. Under certain circumstances as described in this prospectus, you may request an in-kind distribution of Portfolio Assets when you redeem your Units or at your Portfolio's termination. By electing to receive an in-kind distribution, you will receive Portfolio Assets plus, possibly, cash. You will not recognize gain or loss if you only receive whole Portfolio Assets in exchange for the identical amount of your pro rata portion of the same Portfolio Assets held by your Portfolio. However, if you also receive cash in exchange for a Portfolio Asset or a fractional portion of a Portfolio Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Portfolio Asset or fractional portion.

   Rollovers and Exchanges. If you elect to have your proceeds from your Portfolio rolled over into a future trust, it is considered a sale for federal income tax purposes and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your Units of your Portfolio for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical Portfolio Assets under the wash sale provisions of the Internal Revenue Code.

   Limitations on the Deductibility of Portfolio Expenses. Generally, for federal income tax purposes, you must take into account your full pro rata share of your Portfolio's income, even if some of that income is used to pay Portfolio expenses. You may deduct your pro rata share of each expense paid by your Portfolio to the same extent as if you directly paid the expense. You may be required to treat some or all of the expenses of your Portfolio as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

   Foreign Taxes. Distributions by your Portfolio that are treated as U.S. source income (e.g., dividends received on Stocks of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of Units held by nonresident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or Portfolio), you may not be subject to U.S. federal income taxes, including withholding taxes, on some of the income from your Portfolio or on any gain from the sale or redemption of your Units, provided that certain conditions are met. You should consult your tax advisor with respect to the conditions you must meet in order to be exempt for U.S. tax purposes. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

   Some distributions by your Portfolio may be subject to foreign withholding taxes. Any income withheld will still be treated as income to you. Under the grantor Portfolio rules, you are considered to have paid directly your share of any foreign taxes that are paid. Therefore, for U.S. tax purposes, you may be entitled to a foreign tax credit or deduction for those foreign taxes.


   New York Tax Status. Based on the advice of Dorsey & Whitney LLP, special counsel to the Portfolio for New York tax matters, under the existing income tax laws of the State and City of New York, your Portfolio will not be taxed as a corporation, and the income of your Portfolio will pass through to the Unit holders in the same manner as for federal income tax purposes. You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.


PORTFOLIO OPERATING EXPENSES
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   General. The fees and expenses of your Portfolio will generally accrue on a daily basis. Portfolio operating fees and expenses are generally paid out of the Income Account to the extent funds are available, and then from the Capital Account. The deferred sales charge, creation and development fee and organization costs are generally paid out of the Capital Account of your Portfolio. It is expected that Securities will be sold to pay these amounts which will result in capital gains or losses to Unitholders. See "Taxation". These sales will reduce future income distributions. The Sponsor's, Supervisor's and Trustee's fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index or, if this category is not published, in a comparable category.

   Organization Costs. You and the other Unitholders will bear all or a portion of the organization costs and charges incurred in connection with the establishment of your Portfolio. These costs and charges will include the cost of the preparation, printing and execution of the trust agreement, registration statement and other documents relating to your Portfolio, federal and state registration fees and costs, the stock selection fee of any Portfolio Consultant, the initial fees and expenses of the Trustee, and legal and auditing expenses. The Public Offering Price of Units includes the estimated amount of these costs. The Trustee will deduct these expenses from your Portfolio's assets at the end of the initial offering period.

   Creation and Development Fee. The Sponsor will receive a fee from your Portfolio for creating and developing the Portfolio, including determining the Portfolio's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The creation and development fee is a charge of $0.05 per Unit. The Trustee will deduct this amount from your Portfolio's assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of Units before the close of the initial public offering period.

   Trustee's Fee. For its services the Trustee will receive the fee from your Portfolio set forth in the "Fee Table" (which includes the estimated amount of miscellaneous Portfolio expenses). The Trustee benefits to the extent there are funds in the Capital and Income Accounts since these Accounts are non-interest bearing to Unitholders and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to your Portfolio is expected to result from the use of these funds.

   Compensation of Sponsor and Supervisor. The Sponsor and the Supervisor, which is an affiliate of the Sponsor, will receive the annual fee for providing bookkeeping and administrative services and portfolio supervisory services set forth in the "Fee Table". These fees may exceed the actual costs of providing these services to your Portfolio but at no time will the total amount received for these services rendered to all Van Kampen unit investment trusts in any calendar year exceed the aggregate cost of providing these services in that year.

   Miscellaneous Expenses. The following additional charges are or may be incurred by your Portfolio: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of the Portfolio, (b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect the Portfolio and the rights and interests of Unitholders, (f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of the Portfolio without negligence, bad faith or wilful misconduct on its part, (g) foreign custodial and transaction fees, (h) costs associated with liquidating the securities held in the Portfolio, (i) any offering costs incurred after the end of the initial offering period and (j) expenditures incurred in contacting Unitholders upon termination of the Portfolio. Each Portfolio may pay the expenses of updating its registration statement each year. The Portfolios will pay license fees to Dow Jones & Company, Inc. and Horizon Investment Services, LLC for use of certain service marks and other property.

OTHER MATTERS
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   Legal Opinions. The legality of the Units offered hereby has been passed upon by Chapman and Cutler LLP, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Dorsey & Whitney LLP has acted as counsel to the Trustee and as special counsel for New York tax matters.


   Independent Registered Public Accounting Firm. The statements of condition and the related portfolios included in this prospectus have been audited by Grant Thornton LLP, independent registered public accounting firm, as set forth in their report in this prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

ADDITIONAL INFORMATION
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   This prospectus does not contain all the information set forth in the registration statement filed by the Portfolios with the SEC. The Information Supplement, which has been filed with the SEC and is incorporated herein by reference, includes more detailed information concerning the Securities, investment risks and general information about the Portfolio. Information about your Portfolio (including the Information Supplement) can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. You may obtain information about the Public Reference Room by calling 1-202-551-8090. Reports and other information about your Portfolio are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. Copies of this information may be obtained, after paying a duplication fee, by electronic request at the following e-mail address: publicinfo@sec.gov or by writing the SEC's Public Reference Section, Washington, D.C. 20549.



TABLE OF CONTENTS
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          Title                                  Page


   Enhanced Sector Strategy, Basic
      Materials Portfolio .....................     2
   Enhanced Sector Strategy, Consumer
      Goods Portfolio .........................     6
   Enhanced Sector Strategy, Consumer
      Services Portfolio ......................    10
   Enhanced Sector Strategy, Energy Portfolio..    14
   Enhanced Sector Strategy,
      Financials Portfolio.....................    18
   Enhanced Sector Strategy, Health
      Care Portfolio...........................    22
   Enhanced Sector Strategy, Industrials
      Portfolio................................    26
   Enhanced Sector Strategy, Technology
      Portfolio................................    30
   Enhanced Sector Strategy,
      Telecommunications Portfolio ............    34
   Enhanced Sector Strategy, Utilities
      Portfolio................................    38
   The Dow Jones Total Market Portfolio,
      Enhanced Index Strategy .................    42
   Glossary of Strategy Screens................    50
   Notes to Hypothetical Performance Tables....    52
   Notes to Portfolios.........................    52
   Report of Independent Registered Public
      Accounting Firm..........................    53
   Statements of Condition ....................    54
   The Portfolios..............................   A-1
   Objectives and Securities Selection.........   A-1
   Risk Factors................................   A-2
   Public Offering.............................   A-8
   Retirement Accounts.........................  A-13
   Fee Accounts................................  A-13
   Rights of Unitholders.......................  A-14
   Portfolio Administration....................  A-17
   Taxation....................................  A-19
   Portfolio Operating Expenses................  A-22
   Other Matters...............................  A-23
   Additional Information......................  A-23


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When Units of the Portfolios are no longer available this prospectus may be used as a preliminary prospectus for a future Portfolio. If this prospectus is used for future Portfolios you should note the following:

The information in this prospectus is not complete with respect to future Portfolio series and may be changed. No person may sell Units of future Portfolios until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell Units and is not soliciting an offer to buy Units in any state where the offer or sale is not permitted.


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                                   PROSPECTUS
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                               SEPTEMBER 12, 2006

                            Enhanced Sector Strategy,
                        Basic Materials Portfolio 2006-3

                            Enhanced Sector Strategy,
                         Consumer Goods Portfolio 2006-3

                            Enhanced Sector Strategy,
                       Consumer Services Portfolio 2006-3

                            Enhanced Sector Strategy,
                             Energy Portfolio 2006-3

                            Enhanced Sector Strategy,
                           Financials Portfolio 2006-3

                            Enhanced Sector Strategy,
                          Health Care Portfolio 2006-3

                            Enhanced Sector Strategy,
                          Industrials Portfolio 2006-3

                            Enhanced Sector Strategy,
                           Technology Portfolio 2006-3

                            Enhanced Sector Strategy,
                       Telecommunications Portfolio 2006-3

                            Enhanced Sector Strategy,
                           Utilities Portfolio 2006-3

                      The Dow Jones Total Market Portfolio,
                         Enhanced Index Strategy 2006-3




                              Van Kampen Funds Inc.



               Please retain this prospectus for future reference




Van Kampen
Investments
Shine


                             Information Supplement


                       Van Kampen Unit Trusts, Series 603


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     This Information Supplement provides additional information concerning the risks and operations of the Portfolios which is not described in the prospectus. You should read this Information Supplement in conjunction with the prospectus. This Information Supplement is not a prospectus (but is incorporated into the prospectus by reference). It does not include all of the information that you should consider before investing in a Portfolio. This Information Supplement may not be used to offer or sell Units without the prospectus. You can obtain copies of the prospectus by contacting the Sponsor's unit investment trust division at 1 Parkview Plaza, P.O. Box 5555, Oakbrook Terrace, Illinois 60181-5555 or by contacting your broker. This Information Supplement is dated as of the date of the prospectus. All capitalized terms have been defined in the prospectus.

                                Table of Contents

                                                         Page


                           Risk Factors                     2
                           The Indexes                     13
                           Sponsor Information             13
                           Trustee Information             14
                           Portfolio Termination           15






Van Kampen
Investments
Shine




RISK FACTORS

     Price Volatility. Because the Portfolios invest in stocks of U.S. and foreign companies, you should understand the risks of investing in stocks before purchasing Units. These risks include the risk that the financial condition of the company or the general condition of the stock market may worsen and the value of the stocks (and therefore Units) will fall. Stocks are especially susceptible to general stock market movements. The value of stocks often rises or falls rapidly and unpredictably as market confidence and perceptions of companies change. These perceptions are based on factors including expectations regarding government economic policies, inflation, interest rates, economic expansion or contraction, political climates and economic or banking crises. The value of Units will fluctuate with the value of the stocks in a Portfolio and may be more or less than the price you originally paid for your Units. As with any investment, we cannot guarantee that the performance of a Portfolio will be positive over any period of time. Because the Portfolios are unmanaged, the Trustee will not sell stocks in response to market fluctuations as is common in managed investments. In addition, because some Portfolios hold a relatively small number of stocks, you may encounter greater market risk than in a more diversified investment.

     Dividends. Stocks represent ownership interests in a company and are not obligations of the company. Common stockholders have a right to receive payments from the company that is subordinate to the rights of creditors, bondholders or preferred stockholders of the company. This means that common stockholders have a right to receive dividends only if a company's board of directors declares a dividend and the company has provided for payment of all of its creditors, bondholders and preferred stockholders. If a company issues additional debt securities or preferred stock, the owners of these securities will have a claim against the company's assets before common stockholders if the company declares bankruptcy or liquidates its assets even though the common stock was issued first. As a result, the company may be less willing or able to declare or pay dividends on its common stock.

   Basic Materials Issuers. Certain Portfolios may invest exclusively in basic materials companies. Companies in the basic materials sector could be adversely affected by commodity price volatility, exchange rates, import controls and increased competition. Production of industrial materials often exceeds demand as a result of over-building or economic downturns, leading to poor investment returns. Companies in the basic materials sector are at risk for environmental damage and product liability claims. Companies in the basic materials sector may be adversely affected by depletion of resources, technical progress, labor relations, and governmental regulations.

   Consumer Product and Retail Issuers. Certain Portfolios may invest exclusively in issuers that manufacture or sell consumer products. The profitability of these companies will be affected by various factors including the general state of the economy and consumer spending trends. In the past, there have been major changes in the retail environment due to the declaration of bankruptcy by some of the major corporations involved in the retail industry, particularly the department store segment. The continued viability of the retail industry will depend on the industry's ability to adapt and to compete in changing economic and social conditions, to attract and retain capable management, and to finance expansion. Weakness in the banking or real estate industry, a recessionary economic climate with the consequent slowdown in employment growth, less favorable trends in unemployment or a marked deceleration in real disposable personal income growth could result in significant pressure on both consumer wealth and consumer confidence, adversely affecting consumer spending habits. In addition, competitiveness of the retail industry will require large capital outlays for investment in the installation of automated checkout equipment to control inventory, to track the sale of individual items and to gauge the success of sales campaigns. Increasing employee and retiree benefit costs may also have an adverse effect on the industry. In many sectors of the retail industry, competition may be fierce due to market saturation, converging consumer tastes and other factors. Because of these factors and the recent increase in trade opportunities with other countries, American retailers are now entering global markets which entail added risks such as sudden weakening of foreign economies, difficulty in adapting to local conditions and constraints and added research costs.

     Energy Issuers. Certain Portfolios may invest exclusively in energy companies. Energy companies face risks related to political conditions in oil producing regions (such as the Middle East), the actions of the Organization of Petroleum Exporting Countries (OPEC), the price and worldwide supply of oil and natural gas, the price and availability of alternative fuels, the ability to find and acquire oil and gas reserves that are economically recoverable, operating hazards, government regulation and the level of consumer demand. Political conditions of some oil producing regions have been unstable in the past. Political instability or war in these regions could have a negative impact on your investment. Oil and natural gas prices can be extremely volatile. OPEC controls a substantial portion of world oil production. OPEC may take actions to increase or suppress the price or availability of oil. Various domestic and foreign government authorities and international cartels also impact these prices. Any substantial decline in these prices could have an adverse effect on energy companies. Energy companies depend on their ability to find and acquire additional energy reserves. The exploration and recovery process involves significant operating hazards and can be very costly. An energy company has no assurance that it will find reserves or that any reserves will be economically recoverable. The industry also faces substantial government regulation, including environmental regulation. These regulations have increased costs and limited production and usage of certain fuels. Furthermore, certain companies involved in the industry have also faced scrutiny for alleged accounting irregularities that may have led to the overstatement of their financial results, and other companies in the industry may face similar scrutiny

    Financial Services Issuers. Certain Portfolios may invest exclusively in financial services companies. An investment in Units of these Portfolios should be made with an understanding of the problems and risks inherent in the financial services sector in general.

   Banks and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks are highly dependent on net interest margin. Recently, bank profits have come under pressure as net interest margins have contracted, but volume gains have been strong in both commercial and consumer products. There is no certainty that such conditions will continue. Banks had received significant consumer mortgage fee income as a result of activity in mortgage and refinance markets. As initial home purchasing and refinancing activity subsided as a result of increasing interest rates and other factors, this income diminished. Economic conditions in the real estate markets, which have been weak in the past, can have a substantial effect upon banks because they generally have a portion of their assets invested in loans secured by real estate. Banks and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

   The statutory requirements applicable to and regulatory supervision of banks and their holding companies have increased significantly and have undergone substantial change in recent years. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act; enacted in August 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, and the regulations promulgated under these laws. Many of the regulations promulgated pursuant to these laws have only recently been finalized and their impact on the business, financial condition and prospects of the Securities in the Trust's portfolio cannot be predicted with certainty. The recently enacted Gramm-Leach-Bliley financial-services overhaul legislation will allow banks, securities firms and insurance companies to form one-stop financial conglomerates marketing a wide range of financial service products to investors. This legislation will likely result in increased merger activity and heightened competition among existing and new participants in the field. Legislation to liberalize interstate banking has recently been signed into law. Under the legislation, banks will be able to purchase or establish subsidiary banks in any state, one year after the legislation's enactment. Since mid-1997, banks have been allowed to turn existing banks into branches. Consolidation is likely to continue. The Securities and Exchange Commission and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Securities in the Trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability, as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers. Among other benefits, such legislation allows banks and bank holding companies to acquire across previously prohibited state lines and to consolidate their various bank subsidiaries into one unit. Neither the Sponsor nor the Underwriter makes any prediction as to what, if any, manner of bank regulatory actions might ultimately be adopted or what ultimate effect such actions might have on the Trust's portfolio.

   The Federal Bank Holding Company Act of 1956 generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining Federal Reserve Board ("FRB") approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

   The FRB has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. Neither the Sponsor nor the Underwriter makes any prediction as to the effect, if any, such laws will have on the Securities or whether such approvals, if necessary, will be obtained.

   Companies engaged in the investment management industry are subject to the adverse effects of economic recession, volatile interest rates, and competition from new entrants in their fields of business. Adverse changes in the direction of the stock market, investor confidence, equity transaction volume, the level and direction of interest rates and the outlook of emerging markets could adversely affect the financial stability, as well as the stock prices, of these companies. Additionally, competitive pressures, including increased competition with new and existing competitors, the ongoing commoditization of traditional businesses and the need for increased capital expenditures on new technology could adversely impact the profit margins of companies in the investment management and brokerage industries. Companies involved in the investment management industry are also subject to extensive regulation by government agencies and self-regulatory organizations, and changes in laws, regulations or rules, or in the interpretation of such laws, regulations and rules could adversely affect the stock prices of such companies.

   Companies involved in the insurance, reinsurance and risk management industry underwrite, sell or distribute property, casualty and business insurance. Many factors affect insurance, reinsurance and risk management company profits, including but not limited to interest rate movements, the imposition of premium rate caps, a misapprehension of the risks involved in given underwritings, competition and pressure to compete globally, weather catastrophes or other disasters and the effects of client mergers. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressure to compete globally.

   In addition to the normal risks of business, companies involved in the insurance and risk management industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as:

     o the inherent uncertainty in the process of establishing property-liability loss reserves, and the fact that ultimate losses could materially exceed established loss reserves, which could have a material adverse effect on results of operations and financial condition;

     o the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophic losses, which could have a material adverse impact on their financial conditions, results of operations and cash flow;

     o the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claim settlement practices;

     o the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability ratings;

     o the extensive regulation and supervision to which insurance companies are subject, and various regulatory and other legal actions;

     o the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; and

     o the uncertainty involved in estimating the availability of reinsurance and the collectibility of reinsurance recoverables.

   The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

   All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

   Health Care Issuers. Certain Portfolios may invest exclusively in health care companies. An investment in Units of these Portfolios should be made with an understanding of the problems and risks inherent in the healthcare industry in general. Healthcare companies involved in advanced medical devices and instruments, drugs and biotech, managed care, hospital management/health services and medical supplies have potential risks unique to their sector of the healthcare field. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic. In addition, healthcare facility operators may be affected by events and conditions including, among other things, demand for services, the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other hospitals, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third-party payor programs.

   Legislative proposals concerning healthcare are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs), national health insurance, incentives for competition in the provision of healthcare services, tax incentives and penalties related to healthcare insurance premiums and promotion of pre-paid healthcare plans. The Sponsor is unable to predict the effect of any of these proposals, if enacted, on the issuers of Securities in your Portfolio.

   Industrials Issuers. Certain Portfolios may invest exclusively in industrials companies. General risks of industrials companies include the general state of the economy, intense competition, consolidation, domestic and international politics, excess capacity and consumer spending trends. In addition, capital goods companies may also be significantly affected by overall capital spending levels, economic cycles, technical obsolescence, delays in modernization, limitations on supply of key materials, labor relations, government regulations, government contracts and e-commerce initiatives. Furthermore, certain companies involved in the industry have also faced scrutiny for alleged accounting irregularities that may have led to the overstatement of their financial results, and other companies in the industry may face similar scrutiny.

   Industrials companies may also be affected by factors more specific to their individual industries. Industrial machinery manufacturers may be subject to declines in commercial and consumer demand and the need for modernization. Aerospace and defense companies may be influenced by decreased demand for new equipment, aircraft order cancellations, disputes over or ability to obtain or retain government contracts, labor disputes or changes in government budget priorities, changes in aircraft-leasing contracts and cutbacks in profitable business travel. The number of housing starts, levels of public and non-residential construction including weakening demand for new office and retail space, and overall construction spending may adversely affect construction equipment manufacturers.

   Real Estate Issuers. Certain Portfolios may invest significantly in shares issued by real estate companies which invest primarily in income producing real estate or real estate related loans or mortgages. These companies are financial vehicles that have as their objective the pooling of capital from a number of investors in order to participate directly in real estate ownership or financing. Thus, an investment in the Portfolio will be subject to risks similar to those associated with the direct ownership of real estate, in addition to securities markets risks, because of a Portfolio's concentration in the securities of companies in the real estate industry. These risks include:

     o    declines in the value of real estate,

     o    illiquidity of real property investments,

     o risks related to general U.S. and global as well as local economic conditions,

     o    dependency on management skill,

     o    heavy cash flow dependency,

     o    possible lack of availability of mortgage funds,

     o    excessive levels of debt or overleveraged financial structure,

     o    overbuilding,

     o    extended vacancies, or obsolescence, of properties,

     o    increase in competition,

     o    increases in property taxes and operating expenses,

     o    changes in zoning laws,

     o losses due to costs resulting from the clean-up of environmental problems,

     o liability to third parties for damages resulting from environmental problems,

     o    casualty or condemnation losses,

     o    economic or regulatory impediments to raising rents,

     o    changes in neighborhood values and buyer demand,

     o    changes in the appeal of properties to tenants, and

     o    changes in interest rates, tax rates or operating expenses.

   In addition to these risks, real estate companies may be more likely to be affected by changes in the value of the underlying property owned by real estate companies. Further, real estate companies are dependent upon the management skills of the issuers and generally may not be diversified.

   The above factors may also adversely affect a borrower's or lessee's ability to meet its obligations to a real estate company. In the event of a default by a borrower or lessee, a real estate company may experience delays in enforcing its rights as a mortgagee or lessor and may incur substantial costs associated with protecting its investments.

   A significant amount of the assets of real estate companies may be invested in investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes, and office buildings. The impact of economic conditions on real estate companies also varies with geographic location and property type. Variations in rental income and space availability and vacancy rates in terms of supply and demand are additional factors affecting real estate generally and real estate companies in particular. In addition, you should be aware that real estate companies may not be diversified and are subject to the risks of financing projects. These companies are also subject to

     o    defaults by borrowers,

     o    the market's perception of the industry generally,

     o the possibility of failing to qualify for tax-free pass-through of income under the Internal Revenue Code, and

     o the possibility of failing to maintain exemption from the Investment Company Act of 1940.

   A default by a borrower or lessee may cause the a company to experience delays in enforcing its rights as mortgagee or lessor and to incur significant costs related to protecting its investments.

   A real estate company generally maintains comprehensive insurance on presently owned and subsequently acquired real property assets, including (1) liability, (2) fire and (3) extended coverage. However, there are certain types of losses, generally of a catastrophic nature, such as earthquakes and floods, that may be uninsurable or not economically insurable, as to which the properties are at risk in their particular locales. The management of a real estate company uses its discretion in determining (1) amounts, (2) coverage limits and (3) deductibility provisions of insurance. They aim to acquire appropriate insurance on their investments at reasonable costs and on suitable terms. This may result in insurance coverage that, in the event of a substantial loss, would not be sufficient to pay the full current market value or current replacement cost of the lost investment. Inflation, changes in building codes and ordinances, environmental considerations, and several other factors might make it unfeasible to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds that a real estate company receives might not be adequate to restore its economic position with respect to that property.

   Under various federal, state, and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability (1) whether or not the owner or operator caused or knew of the presence of the hazardous or toxic substances and (2) whether or not the storage of the substances was in violation of a tenant's lease. In addition, (1) the presence of hazardous or toxic substances, or (2) the failure to remediate the property properly, may hinder the owner's ability to borrow using that real property as collateral. We can not give any assurance that one or more of the securities in the Portfolio may not be currently liable or potentially liable for any of these costs in connection with real estate assets they presently own or subsequently acquire while the shares are held in the Portfolio.

   Technology Issuers. Certain Portfolios may invest exclusively in issuers within the technology industry. A portfolio concentrated in a single industry may present more risk than a portfolio broadly diversified over several industries. The Portfolio, and therefore Unitholders, may be particularly susceptible to a negative impact resulting from adverse market conditions or other factors affecting technology issuers because any negative impact on the technology industry will not be diversified among issuers within other unrelated industries. Accordingly, an investment in Units should be made with an understanding of the characteristics of the technology industry and the risks which such an investment may entail.

   Technology companies generally include companies involved in the development, design, manufacture and sale of computers, computer related equipment, computer networks, communications systems, telecommunications products, electronic products, and other related products, systems and services. The market for technology products and services, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond timely to compete in the rapidly developing marketplace.

   The market for certain technology products and services may have only recently begun to develop, is rapidly evolving and is characterized by an increasing number of market entrants. Additionally, certain technology companies may have only recently commenced operations or offered equity securities to the public. Such companies are in the early stage of development and have a limited operating history on which to analyze future operating results. It is important to note that following its initial public offering a security is likely to experience substantial stock price volatility and speculative trading. Accordingly, there can be no assurance that upon redemption of Units or termination of a Portfolio a Unitholder will receive an amount greater than or equal to the Unitholder's initial investment.

   Based on trading history, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unitholder to redeem units, or roll over Units into a new trust, at a price equal to or greater than the original price paid for such Units.

   Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or and interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous and constantly developing industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies are incorporated into other related products, certain companies are often highly dependent on the performance of other computer, electronics and communications companies. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders form other customers. Similarly, the success of certain companies is tied to a relatively small concentration of products or technologies with intense competition between companies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

   Telecommunications Issuers. Certain Portfolios may invest exclusively in the telecommunications industry. The value of the Units of these Portfolios are susceptible to factors affecting the telecommunications industry. The telecommunications industry is subject to governmental regulation, and the products and services of telecommunications companies may be subject to rapid obsolescence. These factors could affect the value of Units. Telephone companies in the United States, for example, are subject to both state and federal regulations affecting permitted rates of returns and the kinds of services that may be offered. Certain types of companies represented in a portfolio are engaged in fierce competition for a share of the market of their products. As a result, competitive pressures are intense and the stocks are subject to rapid price volatility.

   Several recent high-profile bankruptcies of large telecommunications companies have illustrated the potentially unstable condition of telecommunications companies. High debt loads that were accumulated during the industry growth spurt of the 1990s are catching up to the industry, causing debt and stock prices to trade at distressed levels for many telecommunications companies and increasing the cost of capital for needed additional investment. At the same time, demand for some telecommunications services has fallen sharply, as several key markets have become oversaturated, some local customers have switched to substitute providers and technologies, and corporate profits and the economy generally remain weak. To meet increasing competition, companies may have to commit substantial capital, particularly in the formulation of new products and services using new technologies. As a result, many companies have been compelled to cut costs by reducing their workforce, outsourcing, consolidating and/or closing existing facilities and divesting low selling product lines. Furthermore, certain companies involved in the industry have also faced scrutiny for alleged accounting irregularities that may have led to the overstatement of their financial results, and other companies in the industry may face similar scrutiny. Due to these and other factors, the risk level of owning the securities of telecommunications companies has increased substantially and may continue to rise.

   While a portfolio concentrates on the securities of established suppliers of traditional telecommunication products and services, a Portfolio may also invest in smaller telecommunications companies which may benefit from the development of new products and services. These smaller companies may present greater opportunities for capital appreciation, and may also involve greater risk than large, established issuers. Such smaller companies may have limited product lines, market or financial resources, and their securities may trade less frequently and in limited volume than the securities of larger, more established companies. As a result, the prices of the securities of such smaller companies may fluctuate to a greater degree than the prices of securities of other issuers.

   In addition, recent federal legislation governing the United States telecommunications industry remains subject to judicial review and additional interpretation, which may adversely affect the companies whose securities are held by a Portfolio.

     Utility Issuers. Certain Portfolios may invest exclusively in utility companies. An investment in Units of these Portfolios should be made with an understanding of the characteristics of the public utility industry and the risks which such an investment may entail. General problems of the public utility industry include the difficulty in obtaining an adequate return on invested capital despite frequent increases in rates which have been granted by the public service commissions having jurisdiction, the difficulty in financing large construction programs during an inflationary period, the restrictions on operations and increased cost and delays attributable to environmental, nuclear safety and other regulatory considerations, the difficulty of the capital markets absorbing utility debt and equity securities, the difficulty in obtaining fuel for electric generation at reasonable prices, regulatory restrictions on the ability to pass increasing wholesale costs along to the retail and business customer, and the effects of energy conservation. There is no assurance that public service commissions will grant rate increases in the future or that any such increases will be timely or adequate to cover operating and other expenses and debt service requirements. All of the public utilities which are issuers of the Securities have been experiencing many of these problems in varying degrees. Furthermore, utility stocks are particularly susceptible to interest rate risk, generally exhibiting an inverse relationship to interest rates. As a result, electric utility stock prices may be adversely affected as interest rates rise. Similarly, the success of certain companies is tied to a relatively small concentration of products or technologies with intense competition between companies. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Accordingly, a decline in demand for products or technologies or from such customers could have a material adverse impact on issuers of the Securities.

     Utilities are generally subject to extensive regulation by state utility commissions which, for example, establish the rates which may be charged and the appropriate rate of return on an approved asset base, which must be approved by the state commissions. Certain utilities have had difficulty from time to time in persuading regulators, who are subject to political pressures, to grant rate increases necessary to maintain an adequate return on investment. Any unexpected limitations could negatively affect the profitability of utilities whose budgets are planned far in advance. In addition, gas pipeline and distribution companies have had difficulties in adjusting to short and surplus energy supplies, enforcing or being required to comply with long-term contracts and avoiding litigation with their customers, on the one hand, or suppliers, on the other. In 2001, two California public electric utilities claimed inability to meet their obligations to their suppliers in the deregulated wholesale market for electricity due to regulatory restrictions on their ability to pass increasing costs along to their customers in the retail market. These defaults led their wholesale suppliers to threaten to institute involuntary bankruptcy proceedings against the utility companies. Subsequently, one of the utility companies filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code of 1978. Furthermore, regulatory authorities, which may be subject to political and other pressures, may not grant future rate increases, or may impose accounting or operational policies, any of which could adversely affect a company's profitability and its stock price. In late 2001, a trader and marketer of utilities, commodities and financial and risk management services filed a voluntary petition for relief under Chapter 11 as a result of being negatively impacted by several of these and other factors.

     Certain of the issuers of the Securities may own or operate nuclear generating facilities. Governmental authorities may from time to time review existing, and impose additional, requirements governing the licensing, construction and operation of nuclear power plants. Nuclear generating projects in the electric utility industry have experienced substantial cost increases, construction delays and licensing difficulties. These have been caused by various factors, including inflation, high financing costs, required design changes and rework, allegedly faulty construction, objections by groups and governmental officials, limits on the ability to obtain financing, reduced forecasts of energy requirements and economic conditions. This experience indicates that the risk of significant cost increases, delays and licensing difficulties remain present until completion and achievement of commercial operation of any nuclear project. Also, nuclear generating units in service have experienced unplanned outages or extensions of scheduled outages due to equipment problems or new regulatory requirements sometimes followed by a significant delay in obtaining regulatory approval to return to service. A major accident at a nuclear plant anywhere could cause the imposition of limits or prohibitions on the operation, construction or licensing of nuclear units.

     In view of the uncertainties discussed above, there can be no assurance that any utility company's share of the full cost of nuclear units under construction ultimately will be recovered in rates or the extent to which a company could earn an adequate return on its investment in such units. The likelihood of a significantly adverse event occurring in any of the areas of concern described above varies, as does the potential severity of any adverse impact. It should be recognized, however, that one or more of such adverse events could occur and individually or collectively could have a material adverse impact on a company's financial condition, the results of its operations, its ability to make interest and principal payments on its outstanding debt or to pay dividends.

     Other general problems of the electric, gas and water utility industries (including state and local joint action power agencies) include rising costs of rail transportation to transport fossil fuels, the uncertainty of transmission service costs for both interstate and intrastate transactions, changes in tax laws which adversely affect a utility's ability to operate profitably, increased competition in service costs, recent reductions in estimates of future demand for electricity and gas in certain areas of the country, restrictions on operations and increased cost and delays attributable to environmental considerations, uncertain availability and increased cost of capital, unavailability of fuel for electric generation at reasonable prices, including the steady rise in fuel costs and the costs associated with conversion to alternate fuel sources such as coal, availability and cost of natural gas for resale, technical and cost factors and other problems associated with construction, licensing, regulation and operation of nuclear facilities for electric generation, including, among other considerations, the problems associated with the use of radioactive materials and the disposal of radioactive wastes, and the effects of energy and environmental conservation efforts. Each of the problems referred to could adversely affect the ability of the issuers of any Securities to make dividend payments and the value of such Securities on redemption of your Units.

    Small-Cap Companies. While historically small-cap company stocks have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Small-cap companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

    The prices of small company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Portfolios which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

   Litigation. Certain of the issuers of Securities in the Portfolios may be involved in the manufacture, distribution and sale of tobacco products. Pending litigation proceedings against such issuers in the United States and abroad cover a wide range of matters including product liability and consumer protection. Damages claimed in such litigation alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, labor unions and similar entities seeking reimbursement for healthcare expenditures, aggregate many billions of dollars.

   In November 1998, four of the largest tobacco companies in the United States entered into the Tobacco Master Settlement Agreement ("MSA") with 46 states to settle state lawsuits to recover costs associated with treating smoking-related illnesses. According to the MSA, the tobacco industry is projected to pay the settling states in excess of $200 billion over the next 25 years. Four states settled their tobacco cases separately from the MSA.

   In March 2001, five states initiated court proceedings to stop R.J. Reynolds Tobacco Company ("R.J. Reynolds") from violating provisions of the MSA. The lawsuits, filed in state courts of Arizona, California, New York, Ohio and Washington, seek enforcement of restrictions on marketing, advertising and promotional activities that R.J. Reynolds agreed to under the terms of the MSA. In June 2002, a California court ruled that R.J. Reynolds unlawfully placed cigarette ads in magazines with a large percentage of readers aged 12-17, in violation of the MSA. As a result, R.J. Reynolds was ordered to pay $20 million in sanctions plus attorneys' fees and costs. An Arizona court also found R.J. Reynolds had violated the MSA.

   On March 21, 2003, an Illinois trial court awarded a judgment in the amount of $10.1 billion plus attorney's fees to plantiffs in a class action lawsuit against Altria Group Inc.'s Philip Morris USA division ("Philip Morris"). As a result of the judgment, Philip Morris was originally ordered to post a $12 billion bond. On April 14, 2003, the trial court judge reduced Philip Morris' bond from $12 billion to $800 million. The large amount of the judgment award and bond requirement has had and could continue to have a negative affect on the company's debt ratings.

   Additional future litigation and/or legislation could adversely affect the value, operating revenues and financial position of tobacco companies. The Sponsor is unable to predict the outcome of litigation pending against tobacco companies or how the current uncertainty concerning regulatory and legislative measures will ultimately be resolved. These and other possible developments may have a significant impact upon both the price of such Securities and the value of Units of Portfolios containing such Securities.

     Liquidity. Whether or not the stocks in a Portfolio are listed on a stock exchange, the stocks may delist from the exchange or principally trade in an over-the-counter market. As a result, the existence of a liquid trading market could depend on whether dealers will make a market in the stocks. We cannot guarantee that dealers will maintain a market or that any market will be liquid. The value of the stocks could fall if trading markets are limited or absent.

     Additional Units. The Sponsor may create additional Units of a Portfolio by depositing into the Portfolio additional stocks or cash with instructions to purchase additional stocks. A deposit could result in a dilution of your investment and anticipated income because of fluctuations in the price of the stocks between the time of the deposit and the purchase of the stocks and because the Portfolio will pay brokerage fees.

     Voting. Only the Trustee may sell or vote the stocks in a Portfolio. While you may sell or redeem your Units, you may not sell or vote the stocks in your Portfolio. The Sponsor will instruct the Trustee how to vote the stocks. The Trustee will vote the stocks in the same general proportion as shares held by other shareholders if the Sponsor fails to provide instructions.

THE INDEXES

   The Dow Jones Indices. The Portfolios are not sponsored, endorsed, sold or promoted by Dow Jones. Dow Jones makes no representation or warranty, express or implied, to the owners of the Portfolios or any member of the public regarding the advisability of investing in securities generally or in the Portfolios particularly. Dow Jones' only relationship to the Portfolios is the licensing of certain trademarks, trade names and service marks of Dow Jones and the Dow Jones Indices, which are determined, composed and calculated by Dow Jones without regard to the Portfolios. Dow Jones has no obligation to take the needs of the Sponsor or the owners of the Portfolios into consideration in determining, composing or calculating the Dow Jones Indices. Dow Jones is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Portfolios to be issued or in the determination or calculation of the equation by which the Portfolios are to be converted into cash. Dow Jones has no obligation or liability in connection with the administration, marketing or trading of the Portfolios.

   DOW JONES DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES INDICES OR ANY DATA INCLUDED THEREIN AND DOW JONES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY OWNERS OF THE PORTFOLIOS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES INDICES OR ANY DATA INCLUDED THEREIN. DOW JONES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABLILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES INDICES OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN DOW JONES AND THE PORTFOLIOS.

SPONSOR INFORMATION

     Van Kampen Funds Inc. is the Sponsor of the Portfolios. Van Kampen Funds Inc. is a wholly owned subsidiary of Van Kampen Investments Inc. ("Van Kampen Investments"). Van Kampen Investments is a diversified asset management company that administers more than three million retail investor accounts, has extensive capabilities for managing institutional portfolios and has more than $110 billion under management or supervision as of March 31, 2006. Van Kampen Investments has more than 50 open-end funds, more than 30 closed-end funds and more than 2,700 unit investment trusts that are distributed by authorized dealers nationwide. Van Kampen Investments is an indirect wholly owned subsidiary of Morgan Stanley, a preeminent global financial services firm that maintains leading market positions in each of its three primary businesses: securities, asset management and credit services. Morgan Stanley is a full service securities firm engaged in securities trading and brokerage activities, investment banking, research and analysis, financing and financial advisory services. The Sponsor's principal office is located at 1221 Avenue of the Americas, New York, New York 10020. As of March 31, 2006, the total stockholders' equity of Van Kampen Funds Inc. was $274,273,441 (unaudited). (This paragraph relates only to the Sponsor and not to the Portfolios or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request).

     Van Kampen Funds Inc. and your Portfolio have adopted a code of ethics requiring Van Kampen's employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Portfolio.

     If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Portfolios as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

TRUSTEE INFORMATION

     The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its principal unit investment trust division offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217, (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

     The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Securities for the Portfolios.

     In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for each Portfolio. Such records shall include the name and address of, and the number of Units of each Portfolio held by, every Unitholder. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in each Portfolio.

     Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

     Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

PORTFOLIO TERMINATION

     A Portfolio may be liquidated at any time by consent of Unitholders representing 66 2/3% of the Units of such Portfolio then outstanding or by the Trustee when the value of the Securities owned by a Portfolio, as shown by any evaluation, is less than $500,000 ($3,000,000 if the value of the Portfolio has exceeded $15,000,000). A Portfolio will be liquidated by the Trustee in the event that a sufficient number of Units of such Portfolio not yet sold are tendered for redemption by the Sponsor, so that the net worth of such Portfolio would be reduced to less than 40% of the value of the Securities at the time they were deposited in such Portfolio. If a Portfolio is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date.

     Commencing during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of the Portfolios. The Sponsor will determine the manner, timing and execution of the sales of the Securities. The Sponsor shall direct the liquidation of the Securities in such manner as to effectuate orderly sales and a minimal market impact. In the event the Sponsor does not so direct, the Securities shall be sold within a reasonable period and in such manner as the Trustee, in its sole discretion, shall determine. At least 30 days before the Mandatory Termination Date the Trustee will provide written notice of any termination to all Unitholders of the appropriate Portfolio and will include with such notice a form to enable qualified Unitholders to request an in kind distribution of the U.S.-traded Securities. To be effective, this request must be returned to the Trustee at least five business days prior to the Mandatory Termination Date. On the Mandatory Termination Date (or on the previous business day if a holiday) the Trustee will deliver each requesting Unitholder's pro rata number of whole shares of the U.S.-traded Securities in a Portfolio to the account of the broker-dealer or bank designated by the Unitholder at Depository Trust Company. A Unitholder electing an in kind distribution will not receive a distribution of shares of the foreign exchange-traded Securities but will instead receive cash representing his pro rata portion of such Securities. The value of the Unitholder's fractional shares of the Securities will be paid in cash. Unitholders who are not qualified to, or who do not, request an in kind distribution and Unitholders who do not elect the Rollover Option will receive a cash distribution from the sale of the remaining Securities within a reasonable time following the Mandatory Termination Date. Regardless of the distribution involved, the Trustee will deduct from the funds of the appropriate Portfolio any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Securities in a Portfolio upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unitholder of each Portfolio his pro rata share of the balance of the Income and Capital Accounts of such Portfolio.

     The Sponsor currently intends to, but is not obligated to, offer for sale units of a subsequent series of the Portfolios pursuant to the Rollover Option. There is, however, no assurance that units of any new series of the Portfolios will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all Unitholders.

     Within 60 days of the final distribution Unitholders will be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner.


                       CONTENTS OF REGISTRATION STATEMENTS

         This Amendment to the Registration Statement comprises the following papers and documents:


         The facing sheet
         The prospectus
         The signatures
         The consents of independent public accountants and legal counsel

The following exhibits:

     1.1    Trust Agreement.

   1.1.1    Standard Terms and Conditions of Trust. Reference is made to Exhibit
            1.1.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 284 (File No. 333-57836) dated May 2, 2001.

     1.2 Certificate of Incorporation of Van Kampen Funds Inc. Reference is made to Exhibit 1.2 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     1.3 By-laws of Van Kampen Funds Inc. Reference is made to Exhibit 1.3 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     1.4 Form of Dealer Agreement. Reference is made to Exhibit 1.4 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Municipal Series 560 (File No. 333-122799) dated May 18, 2005.

     2.1 Form of Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Series 439 (File No. 333-113234) dated April 27, 2004.

     2.2 License Agreements. Reference is made to Exhibit 2.2 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Series 562 (File No. 333-131871) dated March 7, 2006, Van Kampen Unit Trusts, Series 489 (File No. 333-122444) dated March 1, 2005.

     3.1 Opinion and consent of counsel as to legality of securities being registered.

     3.2 Opinion and consent of counsel as to the federal income tax status of securities being registered.

     3.3 Opinion and consent of counsel as to New York tax status of securities being registered.

     3.4    Opinion of counsel as to the Trustee and the Trust.

     4.1    Consent of initial evaluator.

     4.2    Consent of independent registered public accounting firm.

     6.1 List of Officers and Directors of Van Kampen Funds Inc. Reference is made to Exhibit 6.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Municipal Series 593 (file No. 333-129793) dated January 18, 2006.

     7.1 Power of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Series 596 (File No. 333-134376) dated July 10, 2006.

                                  SIGNATURES

         The Registrant, Van Kampen Unit Trusts, Series 603, hereby identifies Van Kampen Merritt Insured Income Trust, Series 1; Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 189, Multi-Series 213 and Multi-Series 300; Van Kampen Merritt Emerging Markets Income Trust, Series 1; Van Kampen Merritt Equity Opportunity Trust, Series 1, Series 2, Series 4 and Series 7; Van Kampen American Capital Equity Opportunity Trust, Series 13, Series 14, Series 57 and Series 89; Van Kampen Focus Portfolios, Series 235, Series 265, Series 314, Series 366 and Series 402; Van Kampen Focus Portfolios, Taxable Income Series 47; Van Kampen Unit Trusts, Series 427, Series 450, Series 454, Series 473, Series 486, Series 522, Series 573 and Series 596 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen Unit Trusts, Series 603 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 12th day of September, 2006.

                                              Van Kampen Unit Trusts, Series 603
                                                        By Van Kampen Funds Inc.


                                                          By /s/ JOHN F. TIERNEY
                                                          ----------------------
                                                              Executive Director

         Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on September 12, 2006 by the following persons who constitute a majority of the Board of Directors of Van Kampen Funds Inc.

          SIGNATURE                             TITLE

Michael P. Kiley                    Managing Director                         )

Edward C. Wood, III                 Managing Director                         )

                                                              /s/JOHN F. TIERNEY
                                                              ------------------
                                                             (Attorney-in-fact*)

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     * An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference.